SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 7, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY
By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

2010 Half Year Financial Report THERE’S MORE TO PRUDENTIAL HK Stock Code: 2378

Contents OVERVIEW 3 Results summary 4 Group Chief Executive’s report BUSINESS REVIEW 8 Chief Financial Officer’s overview 26 Risk and capital management 30 Business unit review: • Insurance operations: Asia, US, UK • Asset management: M&G, Asia, US FINANCIAL STATEMENTS 45 European Embedded Value (EEV) basis results 50 Notes on the EEV basis results 79 Total insurance and investment products new business 81 International Financial Reporting Standards (IFRS) basis results 89 Notes on the IFRS basis results 147 Statement of directors’ responsibilities 148 Combined IFRS basis results and EEV basis results report Independent review report to Prudential plc ADDITIONAL INFORMATION 150 Risk factors 154 Corporate governance 154 Significant shareholdings 155 Option schemes 157 Disclosure of interests of directors 161 Shareholder information 163 How to contact us For further information please visit www.prudentialreports.com/2010hy

OVERVIEW There’s more to Prudential In the first half of 2010 we continued to deliver a strong performance, achieving high levels of sales growth and new business profits. Our strategy of consistently allocating capital to the geographies and products that deliver the highest returns is continuing to deliver positive results. Our rates of return in Asia remain high, we are driving profitable growth in the US, our focused strategy in the UK continues to deliver amongst the highest margins in the sector, as well as being cash generative, and our asset management businesses continue to perform very well. We expect the momentum that we have seen in our businesses during the first half to be sustained during the rest of the year. As we look further ahead, beyond the second half, we are well positioned to continue to deliver strong growth and generate strong returns for our shareholders, thanks to our operational focus and strong market positions. KEY PERFORMANCE INDICATORS Annual premium equivalent new business premiums1 +28% Half year 2010 £1,655m Half year 2009 £1,292m European Embedded Value operating profit +35% Half year 2010 £1,677m Half year 2009 £1,246m European Embedded Value new business profit1 +27% Half year 2010 £892m Half year 2009 £700m International Financial Reporting Standards operating profit based on longer-term investment returns2 +41% Half year 2010 £968m Half year 2009 £688m External funds under management +33% Half year 2010 £96bn Half year 2009 £72bn 2009 comparatives are at Actual Exchange Rates (AER). Notes 1 Excludes Japan which ceased writing new business in 2010. 2 The Group IFRS operating profit of £968 million includes £123 million of net equity hedging gains (2009: £23 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson’s variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Group IFRS operating profit increased by 19 per cent as compared to half year 2009. 1

Results summary *Basis of preparation Results bases The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004. Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential’s opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group’s in-force long-term businesses and is a valuable supplement to statutory accounts. With the exception of the presentation of the new business results of the Japan life operation which ceased writing new business in February 2010 there has been no change to the basis of presentation of the EEV results from the 2009 results and financial statements. With the exception of the adoption of IFRS 3 (Revised) on business combinations, the basis of preparation of the statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2009 results and financial statements. Exchange translation The comparative results have been prepared using previously reported exchange rates, except where otherwise stated. Operating profit based on longer-term investment returns Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits based on longer-term investment returns, after related tax and non-controlling interests. These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. The operating profit based on longer-term investment returns for 2010 also excludes the costs associated with the terminated AIA transaction. In addition, similarly and consistently with the presentation in 2009, the effect of disposal and the results of the Taiwan agency business are shown separate from operating profit based on longer-term investment returns for half year 2009 and full year 2009. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark-to-market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and non-controlling interests, the amounts excluded from operating profit based on longer-term investment returns are included in the calculation of basic earnings per share. Insurance Groups Directive capital surplus (as adjusted) The estimated surpluses shown for half year 2010 and half year 2009 are before allowing for the interim dividends for 2010 and 2009 respectively. The surplus for full year 2009 is before the 2009 second interim dividend. 2 Prudential plc › 2010 Half Year Financial Report

Results summary

OVERVIEW

European Embedded Value (EEV) basis results*

	2010 £m	2009 £m	
	Half year	Half year	Full year
Asian operations	669	417	1,154
US operations	682	503	1,237
UK operations:			
UK insurance operations	472	433	921
M&G	143	102	238
Other income and expenditure	(262)	(195)	(433)
Restructuring and Solvency II implementation costs	(27)	(14)	(27)
Operating profit based on longer-term investment returns*	**1,677**	1,246	3,090
Short-term fluctuations in investment returns	(227)	(707)	351
Mark-to-market value movements on core borrowings	(42)	(108)	(795)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(25)	(71)	(84)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(52)	(384)	(910)
Costs of terminated AIA transaction	(377)	–	–
Profit on sale and results of Taiwan agency business	–	91	91
Profit from continuing operations before tax (including actual investment returns)	**954**	67	1,743
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	48.0p	35.4p	88.8p
Shareholders' equity, excluding non-controlling interests	£16.7bn	£13.7bn	£15.3bn

International Financial Reporting Standards (IFRS) basis results*

Statutory IFRS basis results

	2010	2009	
	Half year	Half year	Full year
Profit/(loss) after tax attributable to equity holders of the Company	£442m	£(254)m	£676m
Basic earnings per share	17.5p	(10.2)p	27.0p
Shareholders' equity, excluding non-controlling interests	£7.2bn	£4.7bn	£6.3bn

Supplementary IFRS basis information

	2010 £m	2009 £m	
	Half year	Half year	Full year
Operating profit based on longer-term investment returns*	968[1]	688	1,405
Short-term fluctuations in investment returns on shareholder-backed business	26	(80)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	(63)	(74)
Costs of terminated AIA transaction	(377)	–	–
Loss on sale and results of Taiwan agency business	–	(621)	(621)
Profit (loss) from continuing operations before tax attributable to shareholders	593	(76)	746
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)	28.6p	20.5p	43.4p

	2010	2009	
	Half year	Half year	Full year
Dividends per share declared and paid in reporting period	13.56p	12.91p	19.20p
Dividends per share relating to reporting period	6.61p	6.29p	19.85p
Funds under management	£309bn	£245bn	£290bn
Insurance Groups Directive capital surplus (as adjusted)*	£3.4bn	£2.5bn	£3.4bn

* See page 2.

Note

1 The Group IFRS operating profit of £968 million includes £123 million of net equity hedging gains (half year 2009: £23 million losses; full year 2009: £159 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson's variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Group IFRS operating profit increased by 19 per cent as compared to half year 2009.

3

Group Chief Executive’s report Tidjane Thiam Group Chief Executive GROUP CHIEF EXECUTIVE’s REPORT I am pleased to report that Prudential continued to perform strongly in the first half of 2010, achieving high levels of sales growth and new business profits. Our determination to consistently allocate capital to the geographies and products that deliver the highest returns for our shareholders is continuing to deliver positive results. Our rates of return in Asia remain high, we are driving profitable growth in the US, our focused strategy in the UK continues to deliver amongst the highest margins in the sector, as well as being cash generative, and our asset management businesses continue to perform very well. The results we are reporting today show considerable growth on the first half of 2009, a period of marked economic dislocation. To better assess the long-term progress of the business, it is also useful to compare our performance during the first half of 2010 with our results in the first half of 2008, a period of relatively favourable economic and market conditions. Since the first half of 2008, new business profits have grown by 59 per cent1, EEV operating profit before tax by 24 per cent and IFRS operating profit before tax by 37 per cent, excluding US hedging gains in both periods. The first half of this year has also seen us maintain our robust capital position of £3.4 billion (31 December 2009: £3.4 billion) despite the payment of the 2009 final dividend and the AIA transaction costs. AIA transaction Alongside the strong performance of the business, the first half of 2010 was dominated by our proposed acquisition of AIA, the Asian arm of AIG. The Board unanimously believed that this acquisition represented a unique opportunity to significantly amplify and accelerate our successful strategy in Asia. It was an opportunity which was available to us only because of the quality and standing of the Group. On 1 March 2010 we announced we had reached agreement with AIG to acquire AIA. We subsequently re-negotiated a lower price with the AIG management in May. This revised bid was supported by AIG’s executive management. However, the Board of AIG decided not to sell AIA to us and as a result the agreement was terminated on 3 June 2010. We very much regret that this transaction did not proceed and that costs were incurred. Note 1 Excludes Japan which ceased writing new business in 2010. 4 Prudential plc › 2010 Half Year Financial Report

OVERVIEW ACCELERATING Asia Pages 30-33 THERE’s MORE TO PRUDENTIAL Our strategy of consistently allocating capital to the geographies and products that deliver the highest returns is continuing to deliver positive results. Our rates of return in Asia remain high, we are driving profitable growth in the US, our focused strategy in the UK continues to deliver amongst the highest margins in the sector, as well as being cash generative, and our asset management businesses continue to perform very well. The total cost to the Group from terminating the agreement, including the associated US dollar hedging programme, was £377 million pre-tax, and £284 million post expected tax relief. These costs comprised: the break fee of £153 million paid to AIG; foreign exchange hedge cost of £100 million; underwriting fees of £58 million; and adviser fees of £66 million, less expected tax relief of £93 million. Our prudent initial estimate that the pre-tax costs would be £450 million was reduced as we closed the foreign exchange hedging positions and worked with our suppliers and advisers to minimise costs. The costs associated with the transaction will not impact the Group’s dividend policy. While the proposed AIA transaction was high profile and attracted a great deal of interest, the Group continued to perform strongly. I would like to take this opportunity to thank our employees across the Group for their hard work and continued commitment to our customers throughout this challenging period. Group performance We continue to manage the Group with a balance across the three metrics of Embedded Value, International Financial Reporting Standards (IFRS) and cash, as we believe this is the best way to generate value for our shareholders over the long-term. On the European Embedded Value (EEV) basis, Group operating profit before tax increased by 35 per cent over 2009, to £1,677 million (2009: £1,246 million). New business profit for the period was £892 million, an increase of 27 per cent (2009: £700 million), and the average margin across the Group was maintained at 54 per cent (2009: 54 per cent), excluding Japan where we stopped writing new business this year. In achieving this growth in new business profit, our absolute investment in new business remained broadly flat compared to the first half of 2009 at £337 million (2009: £319 million). This demonstrates a marked increase in our capital efficiency as our sales grew significantly during the same period. We continued to focus on the opportunities with the highest returns, lowest capital requirements and shortest payback periods. Our IFRS operating profit before tax from continuing operations increased by 41 per cent in the first half of 2010 to £968 million (2009: £688 million). These results include £123 million of variable equity hedge gains in our US operations (2009: equity hedge losses of £23 million). Excluding these variable hedge gains, there was an increase of 19 per cent in the first half of 2010 to £845 million (2009: £711 million), which is a better reflection of our underlying performance over the previous year and constitutes excellent progress. Asset management net inflows were £4.4 billion (2009: £10.1 billion). Although this is down against the same period last year, which saw exceptional inflows into M&G’s bond funds as a result of the financial crisis, this remains a leading performance driven by continuing strong inflows into M&G’s retail funds. As a key indicator of our ability to generate cash and capital, the free surplus in the life and asset management operations increased to £3.2 billion, up from £2.5 billion at the end of 2009 and £0.9 billion at the end of 2008. Embedded value shareholders’ funds increased nine per cent to £16.7 billion (2009: £15.3 billion) and IFRS shareholders’ funds rose 14 per cent to £7.2 billion (2009: £6.3 billion). Capital and risk management As a consequence of our actions and ongoing operational performance, the capital position of the Group remains robust. Using the regulatory measure of the Insurance Groups Directive (IGD), the Group’s capital surplus was estimated at £3.4 billion at 30 June 2010 (before any allowance for the 2010 interim dividend). The Group’s required capital is covered 2.7 times by available capital. This positions us as one of the best capitalised insurers. Interim dividend Given the sound financial position of the Group, and our continuing strong financial performance, the Board has agreed an increase of five per cent in the interim dividend to 6.61 pence per share (2009: 6.29 pence). The Board remains committed to a growing dividend policy, with the level of dividend determined after taking into account the Group’s financial requirements, including opportunities to invest in the business at attractive returns. As previously stated, the Board believes that in the medium-term a dividend cover of around two times is appropriate.

Group Chief Executive’s report › continued STRENGTHENING United States Pages 34-35 FOCUSING United Kingdom Pages 36-37 Hong Kong and Singapore listings On 25 May 2010, we announced the listing of our ordinary shares on the main board of the Stock Exchange of Hong Kong Limited as a dual primary listing alongside our primary listing of ordinary shares in London. In addition, we also listed our ordinary shares on the Singapore Exchange Securities Trading Limited. The listings were by way of introduction, with no new shares being issued or sold to the public or investors, and over the longer-term will offer a wider range of investors the opportunity to invest in Prudential. These listings further underline the Group’s long-term commitment to Asia, deepening our presence in the region’s dynamic business environment and raising our profile with governments, local business communities and our customers and staff. Our strategy We have managed the Group to a clear and consistent strategy, applying rigorous operating principles. We have continued to (i) prioritise our highly profitable growth in Asia, (ii) put an emphasis on growth and cash generation in the US, (iii) focus on sustainable cash generation in the UK ahead of growth and (iv), in our asset management businesses, focus on generating strong investment performance, which is the foundation of our ability to attract flows and increase assets under management. By maintaining our discipline in the implementation of this strategy, allocating capital to the most attractive markets and products, and managing proactively risk and capital, we believe we can continue to generate sustainable and differentiated value for our shareholders. Over the past two years our strategy has proven its worth under the most testing conditions, and it has continued to deliver a very good performance amid the improving global conditions experienced in the first half of 2010. Many of the highest return opportunities are in Asia. We find the emerging markets of South-East Asia - such as Indonesia, Vietnam, Singapore and Malaysia, together with Hong Kong - particularly attractive. These remain the priority destination for our marginal capital investment. Even within Asia, we remain committed to focusing our capital on the areas with the highest returns. This disciplined and pragmatic approach led us to decide to stop writing new business in Japan at the start of 2010. In a sector where distribution is key, we have been growing and diversifying our distribution, including increasing our agency workforce and completing a long-term strategic bancassurance partnership with United Overseas Bank Limited (UOB). In the US, the world’s largest retirement market, we continue to see opportunities for high returns. During the first half of 2010, the US financial services industry remained under pressure. This created opportunities for us, with our strong financial ratings and product set. We have established a reputation as a high-quality and reliable business partner. We remain focused on increasing volumes profitably in variable annuities, whilst managing fixed annuity sales in line with our strategy of capital efficiency. The UK is a mature market with lower growth and lower returns than are available to us elsewhere in the Group’s portfolio. By maintaining a balance between writing profitable new business and generating surplus cash, the Group is able to invest the surplus cash we generate in the UK into markets with higher returns. Our financial performance in the UK provides strong support to our credit rating at a Group level and continues to be a significant contributor to our overall performance. Our asset management businesses provide high quality profits and cash, have limited capital requirements and are central to the successful delivery of our strategy, as investment returns are at the core of our value proposition to our customers. Our operating performance Our operating model enables each of our businesses to stay close to their customers, by identifying and developing the specific product and distribution mix most suited to their particular market and customer base. Our aim in all our markets is to have a suite of savings, income and protection products that deliver good value and meet customers’ needs in a profitable and capital efficient manner. Looking at the operating performance of each of our business units, I am pleased to report a strong performance in the first half of 2010. Prudential Corporation Asia The Asia life insurance sector has done well during the first half as the region recovered from the economic downturn. Our approach remains to expand our distribution reach via our proprietary agency distribution and through partnerships, together with a continued focus on improving our productivity. Agency remains the main distribution channel and agent numbers continue to grow. Bank distribution has performed well and is growing, with our new partnership with UOB already generating significant sales. This is important for the future, as the banking distribution channel will grow, as the region becomes wealthier and banking penetration increases. 6 Prudential plc › 2010 Half Year Financial Report

OVERVIEW OPTIMISING Asset mangament Pages 38-42 For further information please visit www.prudentialreports.com/2010hy In line with the Group’s strategy, we continue to manage proactively and rigorously our investment in new business, focusing on value creation, particularly with high margin regular premium business. New business written in the period has an average internal rate of return (IRR) in excess of 20 per cent and an average payback period of three years. Jackson National Life We continue to benefit from the market observed in the US in 2008 and 2009. Our focus remains on increasing volumes profitably in variable annuities whilst managing proactively the level of our fixed annuity sales and maintaining pricing discipline. In light of the continued volatility in US equity markets and low interest rates, customers continue to seek to mitigate equity risk while receiving an acceptable return through the purchase of variable and fixed annuities with guaranteed benefits. We have continued to expand the number of advisers appointed to sell our products, building on the 35 per cent increase in adviser numbers in 2009. We have also continued to invest in the bancassurance channel, which has been expanded recently through agreements with new distribution partners including Merrill Lynch. As expected, new business margins reduced to 64 per cent from the exceptional level of 74 per cent in the same period in 2009. This was anticipated as the corporate bond market recovered, the abnormally high spreads in 2009 normalised and our competitors progressively recovered from the 2008/2009 market dislocation. Nevertheless, business conditions remain favourable and we continue to write new business at an IRR in excess of 20 per cent with an average payback of two years. Prudential UK and Europe Our UK business is a valuable part of the Group and a market leader in both individual annuities and with-profits. In the first half we maintained a focus on balancing writing new business, with cash and capital generation, successfully delivering attractive returns on capital employed. Our business in the UK is disciplined, generating very attractive returns relative to the market. During the first half of 2010, we continued to actively manage sales volumes to control capital consumption, with new business concentrated in the retail markets. We have maintained a strict focus on value in the bulk annuity and back-book markets and wrote no new business in this area during the period. The weighted average post-tax IRR on the shareholder capital allocated to new business growth was in excess of 15 per cent and the average free surplus undiscounted payback period was five years. Asset Management Our asset management businesses have continued to capitalise on their leading market positions and strong track records in investment performance. In the UK, M&G has been the leading net seller of retail funds for six consecutive quarters, driven by excellent investment performance. Over the three years ending 30 June 2010, 34 per cent of M&G’s retail funds ranked in the top quartile and 66 per cent in the top half. M&G continues to add value to the Group by generating attractive returns on internal funds as well as growing profits from the management of third-party assets. In Asia, the first half performance of our asset management business has been very strong, with a significant increase in profitability. Given the increasing wealth in the region, we see asset management as a very attractive opportunity. Outlook We have significant opportunities for profitable growth and the financial strength to take advantage of those opportunities. We are cautious about the outlook for the western economies. However, our Asian business gives us a material and powerful presence in the most attractive markets in our industry, and one that will continue to underpin our growth. So we view the future with confidence. We expect the momentum that we have seen in our businesses during the first half to be sustained during the rest of the year. As we look further ahead, beyond the second half, we are well positioned to continue to deliver strong growth and generate strong returns for our shareholders, thanks to our operational focus and strong market positions. 7

Chief Financial Officer’s overview Nic Nicandrou Chief Financial Officer CHIEF FINANCIAL OFFICER’s OVERVIEW Prudential’s strong performance in the first six months of 2010, as shown in our results below, reflects the successful execution of the Group’s strategy and builds on the momentum seen in 2009. We have continued to balance profitable growth, capital conservation and cash generation to both preserve our financial strength and improve our long-term profitability. The 2010 half year results underline our value focus with all of our business operations reporting profitability improvements. In line with our disciplined approach of investing our capital in those markets and products with the highest return and shortest payback periods, we focused our efforts on the Asian region (particularly South-East Asia) and the US variable annuity business. New business APE sales1 rose 28 per cent compared with the same period last year, with new business sales in Asia1 and the US rising by 36 per cent and 43 per cent respectively. EEV new business profits rose by 27 per cent in the first six months of 2010 with the capital being invested in new business increasing by only six per cent. This sustained focus on new business cash and capital coupled with strong management of our in-force book has seen us improve our operating free surplus generated by 63 per cent and maintain a strong IGD solvency capital position. We remain cautious on the global economic outlook, in particular for the mature western economies where continuing levels of consumer and government debt and unemployment threaten the prospects for a return to higher growth. However, Asia appears to be more resilient and in the first six months of 2010 Prudential has benefited from the recovery in markets in the region and our strong Asian franchise. Against this backdrop, we are confident that our disciplined approach to value and capital, coupled with our advantaged product and geographic business footprint, will continue to deliver relative outperformance for our shareholders. Note 1 Excludes Japan which ceased writing new business in 2010. 8 Prudential plc › 2010 Half Year Financial Report

Performance and key metrics

	AER[8]			CER[8]		AER[8]
	Half year 2010 £m	Half year 2009 £m	Change %	Half year 2009 £m	Change %	Full year 2009 £m
New business excluding Japan [note 1]						
Annual premium equivalent (APE) sales:						
– Asia	**713**	524	36	555	28	1,209
– US	**560**	392	43	383	46	912
– UK	**382**	376	2	376	2	723
– Total APE sales	**1,655**	1,292	28	1,314	26	2,844
EEV new business profit (NBP)	**892**	700	27	711	25	1,619
NBP margin (% APE)	**54%**	54%		54%		57%
Net investment flows	**4,376**	10,069	(56)	10,179	(57)	15,417
External funds under management	**96,015**	72,336	33	74,751	28	89,780
EEV basis operating profit						
On long-term business [notes 2,3]	**1,749**	1,303	34	1,309	34	3,202
Total	**1,677**	1,246	35	1,252	34	3,090
IFRS operating profit based on longer-term investment returns [note 3]	**968***	688	41*	695	39	1,405
Balance sheet and capital						
EEV basis shareholders' funds	**16.7bn**	13.7bn	22	14.7bn	14	15.3bn
EEV basis shareholders' funds per share	**657p**	544p	21	583p	13	603p
Annualised return on embedded value [note 6]	**16%**	12%				15%
IFRS shareholders' funds	**7.2bn**	4.7bn	53	5.0bn	44	6.3bn
IGD capital surplus (as adjusted) [note 4]	**3.4bn**	2.5bn	36			3.4bn
Free surplus– Investment in new business, excluding Japan [notes 1,5]	**337m**	319m	6	319m	6	660m
Operating free surplus generated [note 7]	**947m**	581m	63	584m	62	1,414m
Operating holding company cash flow	**24m**	22m	9			38m
Dividend per share relating to the reporting year	**6.61p**	6.29p	5	6.29p	5	19.85p

*The Group IFRS operating profit of £968 million includes £123 million of net equity hedging gains (half year 2009: £23 million losses; full year 2009: £159 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson's variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Group IFRS operating profit increased by 19 per cent as compared to half year 2009.

Notes

1 New business sales, profits and free surplus invested in new business exclude the results of the Japanese life operation which ceased writing new business in February 2010, and the results of the Taiwan agency business for which the sale process was completed in June 2009.

2 Long-term business profits after deducting Asia development expenses and before restructuring and Solvency II implementation costs.

3 Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, transaction costs arising from business combinations in the period, costs associated with the terminated AIA transaction, and the effect of disposal and results of the Taiwan agency business, for which the sale process was completed in June 2009. In addition for EEV basis results, operating profit excludes the effect of changes in economic assumptions and the time value of cost of options and guarantees, and the market value movement on core borrowings. In half year 2010 the IFRS operating profits of Jackson National Life, the Group's US life operation included the benefit of an unusually high level of net equity hedge gains of £123 million.

4 Insurance Groups Directive capital surplus (as adjusted). The estimated surpluses shown for half year 2010 and half year 2009 are before allowing for the interim dividends for 2010 and 2009 respectively. The surplus for full year 2009 is before the 2009 second interim dividend.

5 Free surplus – investment in new business represents the reduction in EEV net worth together with EEV required capital to support the new business acquired.

6 Annualised return on embedded value is based on EEV operating profit after tax and non-controlling interests as a percentage of opening EEV basis shareholders' funds. Half year profits are annualised by multiplying by two.

7 Operating free surplus generated comprises underlying free surplus generated in the period from the Group's insurance and asset management operations less investment in new business.

8 Actual Exchange Rate (AER) and Constant Exchange Rate (CER).

In this review, comparisons of financial performance are on an actual exchange rate (AER) basis, unless otherwise stated.

BUSINESS REVIEW

9

Chief Financial Officer’s overview › continued In the first six months of 2010 Prudential has maintained the momentum seen in 2009, and delivered another strong performance thanks to a continued focus on its core disciplines of value creation and capital conservation. This approach delivered a step change in our new business profitability during 2009 whilst modestly increasing sales. In the first six months of 2010, we have held on to the 2009 margin gains while significantly growing our new business sales. Central to this achievement is the active management of our portfolio of products and businesses which, in 2010, saw us close to new business in Japan, withdraw from selling new business in the lifetime mortgage market in the UK, reduce our appetite for sales of fixed annuities in the US and target, instead, sales in the highly profitable markets of South-East Asia (including Hong Kong) and variable annuities in the US. Group APE new business sales1 were £1,655 million for half year 2010, 28 per cent higher than for half year 2009 on a comparable basis. In Asia, sales were £713 million, up 36 per cent, representing the strongest half year sales performance in our history, with sales in our strategic area of focus of South-East Asia up 46 per cent to £452 million. In the US, Jackson continued to focus on low capital intensive variable annuity sales and its positive position in this market led to a 43 per cent increase in retail sales at £560 million. In the UK, our value focus delivered sales of £382 million, up two per cent relative to 2009 at improved margins. We continue to see robust positive flows into our asset management businesses with net investment flows of £4.4 billion year to date (2009: £10.1 billion) driven by strong retail flows for M&G. The exceptional net flows in our M&G institutional fixed income funds and our Asian money market funds observed in 2009 were not repeated in 2010. With these contributions and recovering investment markets, external funds under management have increased by £6.2 billion to £96.0 billion during the six months ended 30 June 2010. In half year 2010, total EEV basis operating profits based on longer-term investment returns of £1,677 million were up 35 per cent from half year 2009, with profitability from the Group’s long-term business operations increasing 34 per cent to £1,749 million, and asset management operating profit being 55 per cent higher at £194 million reflecting higher funds under management. Operating profit from long-term operations comprised new business profit of £892 million, up 27 per cent compared to the same period last year, in-force profits of £861 million, up 40 per cent, and negative £4 million of other items including development expenses. Growth in new business profits has tracked the higher sales volumes delivered at an overall unchanged new business margin1 of 54 per cent. Higher in-force profits reflect the growing maturity of the book and improvements in experience, principally from Asia and the US. The unwind in discount and expected returns was higher by £92 million to £773 million, while the combined effect of experience variances and operating assumption changes was a contribution to profits of £88 million, representing a £152 million improvement from the combined loss of £64 million last year. Higher interest costs on core structural borrowings have led to an increase in the charge from other income and expenditure in the period up £67 million to £262 million. We also commenced the implementation of Solvency II across the Group in the first half of 2010, incurring additional costs of £22 million in the period. The total EEV profit before tax for half year 2010 of £954 million compares to a profit of £67 million for half year 2009. The falls in global equity markets and reduction in government yields during the first six months of 2010 resulted in adverse investment related variances, which were nevertheless, less severe than the equivalent period of 2009. The half year 2010 results are after £377 million (£284 million post-tax) of costs incurred in connection with the terminated AIA transaction. Our IFRS operating profit2 has increased by 41 per cent to £968 million. This result was driven by higher profits from all of our life businesses with long-term business operating profit up 40 per cent to £1,016 million, with strong contributions from Asia and the US. In the US, the half year 2010 operating profits included the benefit of hedge gains, which are variable in nature, arising from our management of equity exposure (net of related amortisation of deferred acquisition costs) of £123 million. Excluding this and the value of corresponding equivalent items in 2009, Group IFRS operating profits increased by 19 per cent. Contributions from our asset management and other non-long-term businesses increased by 43 per cent to £217 million reflecting the continuing growth in funds under management and the market improvement. Operating holding company cash flow during the period was positive at £24 million. Net remittances from business operations were higher than last year at £460 million (2009: £375 million), exceeding Group operating expenditure of £118 million (2009: £127 million) and external dividends paid net of scrip of £318 million (2009: £226 million). At 30 June 2010 holding company cash resources and short-term investments amounted to £1,023 million. Furthermore, we have maintained the strong capital position with an unchanged IGD surplus relative to end-2009 of £3.4 billion, equivalent to a cover of 270 per cent. In view of the strong operational performance and in line with our dividend policy, the Board has declared an interim dividend of 6.61 pence per share, five per cent higher than the 2009 interim dividend. Hong Kong shareholders on the Hong Kong branch register will receive a dividend of HK$0.8038, which equates to the sterling value as translated at the exchange rate ruling at the close of business on 11 August 20103. Notes 1 Excludes Japan which ceased writing new business in 2010. 2 The Group IFRS operating profit of £968 million includes £123 million of net equity hedging gains (2009: £23 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson’s variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Group IFRS operating profit increased by 19 per cent as compared to half year 2009. 3 The exchange rate at which the dividend payable to shareholders with shares in Central Depository securities accounts will be translated into Singapore dollars will be determined by the Central Depository. 10 Prudential plc › 2010 Half Year Financial Report

EEV results

EEV basis operating profit based on longer-term investment returns

	Half year 2010 £m	AER[8] Half year 2009 £m	AER[8] Change %	CER[8] Half year 2009 £m	CER[8] Change %
Insurance business					
Asia	**636**	401	59	418	52
US	**667**	501	33	490	36
UK	**449**	406	11	406	11
Development expenses	**(3)**	(5)	40	(5)	40
Long-term business profit	**1,749**	1,303	34	1,309	34
UK general insurance commission	**23**	27	(15)	27	(15)
Asset management business:					
M&G	**143**	102	40	102	40
Asia asset management	**36**	21	71	21	71
Curian	**2**	(3)	167	(3)	167
US broker dealer and asset management	**13**	5	160	5	160
	1,966	1,455	35	1,461	35
Other income and expenditure	**(262)**	(195)	34	(195)	34
Solvency II implementation costs	**(22)**	–		–	
Restructuring costs	**(5)**	(14)	(64)	(14)	(64)
Total EEV basis operating profit	**1,677**	1,246	35	1,252	34

In the first six months of 2010, Prudential Group's total EEV basis operating profit based on longer-term investment returns was £1,677 million, an increase of 35 per cent from the same period in 2009.

Long-term business profits generated by the Group increased by 34 per cent to £1,749 million. These profits comprise:

- New business profits[1] of £892 million (2009: £700 million);
- In-force profits of £861 million (2009: £617 million); and
- Negative £4 million of other items including development expenses (2009: negative £14 million).

New business profits[1] at £892 million, were 27 per cent higher than last year, reflecting a 28 per cent increase in sales volumes as compared to 2009. The average Group new business profit margin on these sales was 54 per cent (2009: 54 per cent) on an APE basis and 7.5 per cent (2009: 7.4 per cent) on a PVNBP basis. Overall, we have maintained the high new business APE profit margin achieved in the first half of 2009, with the effect of improvements in Asia (up one per cent to 56 per cent) and the UK (up three per cent to 35 per cent) being offset by the expected reduction in the US (down 10 per cent to 64 per cent) as spreads returned to more normal market levels.

The contribution from in-force operating profit increased by £244 million to £861 million, including unwind of discount and other expected returns that increased by £92 million to £773 million, primarily reflecting the growth of the portfolio in Asia and US. In-force profit in 2010 also includes the effects of operating assumption changes and experience variances and other items which aggregated positive £88 million, principally reflecting positive experience in the US, offset by negative experience in Asia.

Operating profit from the asset management business and other non-long-term businesses increased to £217 million, up 43 per cent from £152 million in half year 2009.

Other income and expenditure totalled a net expense of £262 million compared with £195 million in half year 2009, a negative impact of £67 million, principally reflecting an increase in interest payable on core structural borrowings.

Note
1 Excludes Japan which ceased writing new business in 2010.

BUSINESS REVIEW

11

Chief Financial Officer's overview > continued

EEV basis profit after tax and non-controlling interests

	AER[8] Half year 2010 £m	Half year 2009 £m
EEV basis operating profit based on longer-term investment returns	1,677	1,246
Short-term fluctuations in investment returns:		
– Insurance operations	(239)	(566)
– IGD hedge costs	–	(216)
– Other operations	12	75
	(227)	(707)
Mark to market value movements on core borrowings	(42)	(108)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(25)	(71)
Effect of changes in economic assumptions and time value of cost of options and guarantees	(52)	(384)
Costs of terminated AIA transaction	(377)	–
Profit on sale and results of Taiwan agency business	–	91
Profit before tax from continuing operations	954	67
Tax attributable to shareholders' profit	(140)	(52)
Non-controlling interests	(2)	(1)
Profit after non-controlling interests	812	14

Short-term fluctuations in investment returns

EEV operating profit is based on longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations represent the difference between the actual investment return and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for insurance operations of negative £239 million comprise a negative £21 million for Asia, negative £140 million for our US operations and negative £78 million in the UK.

For our Asian business, short-term fluctuations of negative £21 million (2009: positive £101 million) primarily reflected a deterioration in equity markets in the first half of 2010 partially offset by unrealised gains on the bond portfolio.

For our US business, short-term fluctuations in investment returns were negative £140 million (2009: negative £304 million), the reduction primarily reflecting substantially lower impairments and other realised losses for fixed income securities incurred in the period.

For our UK business, the short-term fluctuations in investment returns were negative £78 million (2009: negative £363 million), principally due to the return on the with-profits business of positive 2.6 per cent being lower than the long-term assumed return of 3.3 per cent for the half year 2010.

Short-term fluctuations in investment returns for other operations were positive £12 million, and mainly represent unrealised appreciation on Prudential Capital's debt securities portfolio. The half year 2009 result included £216 million costs incurred in respect of the hedge temporarily put in place during the first quarter to protect the IGD capital position in exceptional market conditions.

Mark-to-market movement on core borrowings

The mark-to-market movement on core borrowings was a negative £42 million, as credit spreads continued to narrow to more normal levels.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of a negative £25 million mainly reflects the impact of a reduced discount rate offset by lower inflation assumptions of the liabilities of the Scottish Amicable and M&G schemes.

Effect of changes in economic assumptions and time value of cost of options and guarantees

The effect of changes in economic assumptions and time value of cost of options and guarantees of negative £52 million comprises negative £56 million for the effect of changes in economic assumptions and positive £4 million for the change in the time value of cost of options and guarantees arising from changes in economic factors.

In our Asian business, economic assumption changes were negative £61 million mainly reflecting the impact of falls in interest rates and the derisking of the portfolios in Hong Kong and Singapore.

In our US business, economic assumption changes were negative £20 million, primarily reflecting a fall in the separate account return and the impact of lower investment return assumptions, offset by the beneficial effect arising from the decrease in the risk discount rate following a reduction of 0.9 per cent in the US 10-year Treasury rate during the period.

In our UK business, economic assumption changes were positive £25 million, where the impact of the lower risk discount rate more than offset the effect of lower expected long-term rates of return following a reduction in UK Gilt rates of 0.4 per cent during the first six months of 2010.

Costs of terminated AIA transaction

During the period the Group incurred costs in relation to the AIA transaction of £377 million. This comprises the termination break fee of £153 million, the costs associated with foreign exchange hedging of £100 million and underwriting and other fees totalling £124 million. After expected tax relief, the post tax cost is £284 million.

Effective tax rates

The effective tax rate at an operating level was 28 per cent (2009: 29 per cent) and the effective tax rate at a total EEV level was 15 per cent (2009: 78 per cent), with 2009 being adversely impacted by a reduction in the deferred tax credit relating to Jackson losses on fixed income securities and 2010 benefiting from a reduction in US deferred tax liabilities following changes to variable annuity reserving in accordance with revised statutory guidance.

12 Prudential plc > 2010 Half Year Financial Report

IFRS results

IFRS basis operating profit based on longer-term investment returns

	AER[8]			CER[8]	
	Half year 2010 £m	Half year 2009 £m	Change %	Half year 2009 £m	Change %
Insurance business					
Long-term business:					
Asia	262	212	24	224	17
US	450[1]	217	107[1]	212	112
UK	307	303	1	303	1
Development expenses	(3)	(5)	(40)	(5)	(40)
Long-term business profit	1,016	727	40	734	38
UK general insurance commission	23	27	(15)	27	(15)
Asset management business:					
M&G	143	102	40	102	40
Asia asset management	36	21	71	21	71
Curian	2	(3)	167	(3)	167
US broker-dealer and asset management	13	5	160	5	160
	217	152	43	152	43
Other income and expenditure	(240)	(179)	34	(179)	34
Solvency II implementation costs	(22)	–	(100)	–	(100)
Restructuring costs	(3)	(12)	75	(12)	75
Total IFRS basis operating profit based on longer-term investment returns	968[1]	688	41[1]	695	39

Group IFRS operating profit before tax based on longer-term investment returns after restructuring costs was £968 million, an increase of 41 per cent on 2009. In half year 2010, the operating profits of our US life operation included the benefit of net equity hedge gains of £123 million (2009: £ 23 million losses). These variable gains/losses arise from the difference between the fair value of the derivatives held to manage equity risk and the movement in the associated guarantee liabilities of which a substantial proportion are not fair valued under US GAAP, the grandfathered accounting basis under IFRS 4. Excluding the net equity hedge results, the Group's operating profit increased by 19 per cent from £711 million to £845 million.

In Asia, IFRS operating profit for long-term business increased by 24 per cent from £212 million in half year 2009 to £262 million in half year 2010. This increase reflects both underlying growth as we build our in-force book and improvement in new business strain from a charge of £47 million in half year 2009 to a charge of £43 million in half year 2010. This improvement compares to an increase in APE new business sales[2] of 36 per cent demonstrating the Group's disciplined approach to capital. The £212 million in half year 2009 is inclusive of a £63 million one-off credit relating to the Malaysia reserving basis.

There was a strong performance across the Asian region. Hong Kong, Singapore, Malaysia and Indonesia account for 76 per cent or £198 million of operating profits (2009: £213 million, including the impact of the exceptional credit recorded in Malaysia). Strong underlying improvements were reported in Indonesia with operating profits higher by 66 per cent to £70 million reflecting the strong business growth and growing maturity of this business. Malaysia operating profits, excluding the exceptional credit in 2009, were also higher by 41 per cent to £45 million reflecting the growing policyholder liabilities of this business. The contribution to IFRS profits from the other Asian businesses is also improving. The closure of Japan to new business has substantially reduced the IFRS losses of this business, while Taiwan broke even in the period as it refocused on bancassurance business. Korea benefited from reduced new business strain in the period and Vietnam was up 50 per cent to £21 million. Changes to reserving bases in India and China contributed a £19 million profit, with both countries showing improvement in their underlying results excluding this change.

Notes

1 The US IFRS operating profit of £450 million includes £123 million of net equity hedging gains (2009: £23 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson's variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Group IFRS operating profit increased by 19 per cent and US operating profit by 36 per cent as compared to half year 2009.

2 Excludes Japan which ceased writing new business in 2010.

BUSINESS REVIEW

13

Chief Financial Officer's overview > continued

IFRS basis results – Analysis of life insurance pre-tax IFRS operating profit based on longer-term investment returns by driver

	AER[8]			CER[8]	
	Half year 2010 £m	Half year 2009 £m	Change %	Half year 2009 £m	Change %
Investment spread	571	514	11	509	12
Asset management fees	321	203	58	203	58
Net expense margin	(205)	(209)	2	(211)	3
DAC amortisation* (Jackson only):					
Underlying	(199)	(148)	(34)	(145)	(37)
Acceleration	(67)	(12)	(458)	(12)	(458)
Net insurance margin	309	217	42	221	40
With-profits business	171	158	8	159	8
Non-recurrent release of reserves for Malaysian life operation	–	63	(100)	67	(100)
Other	(8)	(36)	78	(33)	76
Net equity hedge gains (losses) within Jackson	123	(23)	635	(24)	613
Total	1,016	727	40	734	38

* Excluding amounts for equity hedge and related effects.

In the US, the long-term business operating profit increased by 107 per cent from £217 million in half year 2009 to £450 million in half year 2010. The 2010 result includes equity hedge gains (net of related DAC amortisation) of £123 million (2009: losses of £23 million). These gains and losses, which are variable in nature, reflect the difference between the value movement included in operating profit on free standing derivatives held to manage equity risk, and the accounting charge for movements in liabilities for guarantees in Jackson's variable and fixed index annuity products. For Guaranteed Minimum Death Benefit (GMDB) and 'for-life' Guaranteed Minimum Withdrawal Benefit (GMWB) features the liabilities are not fair valued for accounting purposes but are reported pursuant to the US GAAP measurement basis applied for IFRS reporting. Over the longer-term it is anticipated that the variable gains and losses arising will substantially reverse. The total cumulative impact of these equity hedge results, net of related deferred acquisition costs, for the 30 months ended 30 June 2010 is a small gain of £35 million.

Excluding the net equity hedge result, Jackson's operating profit increased by 36 per cent from £240 million in half year 2009 to £327 million, reflecting strong underlying performance driven by improved spread and fee income, up £88 million and £98 million respectively. These positive inflows have been offset by increases in expenses and DAC amortisation primarily reflecting Jackson's increased profitability and an increased charge for accelerated variable annuity DAC amortisation which increased from £12 million in half year 2009 to £67 million in half year 2010 arising from lower than projected levels of market returns in the period.

In our UK business, total IFRS operating profit was in line with last year at £330 million. The long-term business IFRS operating profit was slightly ahead at £307 million (2009: £303 million). Our value focus saw us continue the strong profit contribution from annuities. Profits from the with-profits business were £7 million higher at £154 million. Profit from UK general insurance commission decreased by £4 million to £23 million in 2010 in line with the decline in the in-force policy numbers as the business matures.

M&G's operating profit for 2010 was £143 million, an increase of 40 per cent from £102 million in 2009. This record level of interim profits for M&G reflects higher equity market levels, the continuation of exceptionally strong net inflows, particularly in the Retail Business, and increased sales of more profitable equity products.

The Asian asset management operations reported operating profits of £36 million, up by 71 per cent from £21 million in 2009. This reflects higher funds under management during the period and the benefits of cost cutting actions taken in 2009. Profit in 2009 was adversely impacted by a one-off loss in India of £6 million.

The £61 million increase in the charge for other income and expenditure to £240 million primarily reflects an increase in interest payable on core structural borrowings.

IFRS basis results – Analysis of life insurance pre-tax IFRS operating profit based on longer-term investment returns by driver

Investment spread has increased by 11 per cent to £571 million for the first half of 2010. This has been driven by an improvement in US spread income, which has increased by £88 million, following both higher investment income and lower amounts credited to policyholders. Investment income changes reflect higher invested assets, higher amortisation of interest related gains and the impact of changes to the portfolio to lengthen duration. The increase in the US has been offset by a fall in UK spread income from shareholder annuity business.

Asset management fees have increased by 58 per cent to £321 million in 2010, with growth arising principally in our US business where improved equity markets in the latter part of 2009 and early part of 2010 and strong net flows into variable annuities have led to a 69 per cent increase in average separate account balances and an equivalent rise in fee income in the US.

14 Prudential plc > 2010 Half Year Financial Report

IFRS basis profit after tax

	AER[9]	
	Half year 2010 £m	Half year 2009 £m
Operating profit based on longer-term investment returns	**968**	688
Short-term fluctuations in investment returns:		
– Insurance operations	14	61
– IGD hedge costs	–	(216)
– Other operations	12	75
	26	(80)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	(63)
Costs of terminated AIA transaction	(377)	–
Loss on sale and results of Taiwan agency business	–	(621)
Profit (loss) before tax from continuing operations attributable to shareholders	593	(76)
Tax charge attributable to shareholders' profit	(149)	(182)
Non-controlling interests	(2)	4
Profit (loss) for the year attributable to equity holders of the Company	**442**	(254)

The ***net expense margin*** has narrowed marginally from negative £209 million in 2009 to negative £205 million in 2010. Improvements of £49 million in Asia and the UK have been offset by higher expenses in the US of £45 million, following higher non-deferrable commission payments as policyholder asset values increased in line with strong sales growth.

The increase in Jackson's underlying ***DAC amortisation*** of £51 million principally reflects the improvement in spread income and asset management fees in the period. The increase in the charge for accelerated amortisation arising from adverse market returns increased by £55 million from £12 million in half year to £67 million in half year 2010.

Net insurance margin has grown by 42 per cent to £309 million in 2010 principally reflecting growth in our Asian in-force book and increased guarantee fees from our growing variable annuity book in the US.

Net equity hedge gains (losses) within Jackson, being the movement in operating derivatives in the period and associated DAC and policyholder liability movements, was £123 million positive in the first half of 2010, compared with £23 million negative in the first half of 2009. These gains and losses, which are variable in nature, reflect the difference between the value movement included in operating profit on free standing derivatives held to manage equity risk, and the accounting charge for movements in liabilities for guarantees in Jackson's variable and fixed index annuity products. For Guaranteed Minimum Death Benefit (GMDB) and 'for-life' Guaranteed Minimum Withdrawal Benefit (GMWB) features the liabilities are not fair valued for accounting purposes but are reported pursuant to the US GAAP measurement basis applied for IFRS reporting. Excluding these amounts the total long-term business profit was £893 million, an increase of 19 per cent on the prior period.

IFRS basis profit after tax

The total profit before tax from continuing operations attributable to shareholders was £593 million in 2010, compared with a loss of £76 million in 2009. The improvement reflects the increase in operating profit based on longer-term investment returns and the impact of one-off items. The profit in half year 2010 was reduced by the terminated AIA transaction costs of £377 million, whereas half year 2009 was adversely impacted by the £621 million loss recorded as part of the disposal of the Taiwan Agency business and IGD hedge costs of £216 million.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS short-term fluctuations in investment returns

Short-term fluctuations in investment returns for our insurance operations of positive £14 million comprise positive £41 million for Asia, negative £120 million for US operations and positive £93 million in the UK.

The positive short-term fluctuations of £41 million for our Asian operations primarily reflect unrealised gains on the shareholder debt portfolio.

BUSINESS REVIEW

15

Chief Financial Officer’s overview › continued The negative short-term fluctuations of £120 million for our US operations principally arise on derivative and embedded derivative value movements. The negative fluctuations from longer-term levels arising in the period from the implied equity volatilities and interest rates used in valuing equity related derivatives and embedded derivatives are only partially offset by the positive market movements of non-equity related derivatives. The positive short-term fluctuations of £93 million for our UK operations reflect principally value movements on the assets backing the capital of the shareholder-backed annuity business. Short-term fluctuations for other operations was positive £12 million, and mainly represent unrealised appreciation on Prudential Capital’s debt securities portfolio. Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes The shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes of a negative £24 million reflects the impact of a reduced discount rate and offset by lower inflation assumptions of the liabilities of the Scottish Amicable and M&G schemes. Costs of terminated AIA transaction As previously discussed, the Group incurred costs of £377 million (£284 million post-tax) related to the terminated AIA transaction. Effective tax rates The effective rate of tax on operating profits, based on longer-term investment returns, was 25 per cent (2009: 26 per cent). The effective rate of tax at the total IFRS profit level for continuing operations was 25 per cent (2009: negative 239 per cent) with 2009 being adversely impacted by the loss on disposal of the Taiwan agency business receiving no tax relief and a restriction on the level of deferred tax asset that could be recognised within Jackson. Earnings and dividend per share Earnings per share 2010 2009 Half year Half year pence pence Basic EPS based on operating profit after tax and non-controlling interest EEV 48.0 35.4 IFRS 28.6 20.5 Basic EPS based on total profit/(loss) after non-controlling interests EEV 32.2 0.6 IFRS 17.5 (10.2) Dividend per share The 2010 interim dividend of 6.61 pence per ordinary share will be paid on 23 September 2010 in sterling to shareholders on the principal and Irish branch registers at 6.00 pm BST on Friday 20 August 2010 (the Record Date), on 24 September 2010 in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 pm Hong Kong time on the Record Date (HK Shareholders), and on or about 30 September 2010 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00 pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be HK$0.8038 per ordinary share, which equates to the sterling value translated at the exchange rate ruling at the close of business on 11 August 2010. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP. It is intended that shareholders will be able to elect to receive ordinary shares credited as fully paid instead of the interim cash dividend under the terms of the Company’s scrip dividend scheme. The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account our Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium-term a dividend cover of around two times is appropriate. 16 Prudential plc › 2010 Half Year Financial Report

Movement on shareholders' funds

	EEV			IFRS		
	Half year 2010 £m	Half year 2009 AER[8] £m	Full year 2009 AER[8] £m	Half year 2010 £m	Half year 2009 AER[8] £m	Full year 2009 AER[8] £m
Operating profit based on longer-term investment returns	1,677	1,246	3,090	968	688	1,405
Items excluded from operating profit	(723)	(1,179)	(1,347)	(375)	(764)	(659)
Total profit (loss) before tax	954	67	1,743	593	(76)	746
Tax, discontinued operations and non-controlling interests	(142)	(53)	(498)	(151)	(178)	(70)
Profit (loss) for the period	812	14	1,245	442	(254)	676
Exchange movements, net of related tax	798	(1,104)	(750)	307	(298)	(195)
Unrealised gains and losses on Jackson securities classified as available for sale [note1]	–	–	–	419	423	1,043
Dividends	(344)	(322)	(481)	(344)	(322)	(481)
New share capital subscribed	39	96	141	39	96	141
Other	94	80	162	27	17	29
Net increase (decrease) in shareholders' funds	1,399	(1,236)	317	890	(338)	1,213
Shareholders' funds at beginning of period	15,273	14,956	14,956	6,271	5,058	5,058
Shareholders' funds at end of period	16,672	13,720	15,273	7,161	4,720	6,271
Comprising						
Long-term business						
Free surplus [note 2]	2,737	1,365	2,065			
Required capital	3,249	2,799	2,994			
Net worth [note3]	5,986	4,164	5,059			
Value of in-force	11,176	9,510	10,283			
Total	17,162	13,674	15,342			
Other business [note4]	(490)	46	(69)			
Total	16,672	13,720	15,273			

Notes
1 Net of related change to deferred acquisition costs and tax.
2 The increase in free surplus of £672 million from full year 2009 arises primarily from £849 million being generated by the long-term business, offset by cash paid to the holding company and other items.
3 The increase in net worth in the period principally reflects the free surplus generated in the period, offset by cash paid to the holding company and other items.
4 Shareholders' funds for other than long-term business of negative £490 million comprises £1,711 million for asset management operations, including goodwill of £1,230 million, holding company net borrowings of £2,343 million and net other shareholders' funds of £142 million.

EEV

On an EEV basis, which recognises the shareholders' interest in long-term business, shareholder funds at 30 June 2010 were £16.7 billion, an increase of £1.4 billion from the full year 2009 level, equivalent to nine per cent. This increased level of shareholders' funds primarily reflects the profit after tax of £0.8 billion, the positive effects of exchange movements of £0.8 billion offset by the dividend payments of £0.3 billion.

The shareholders' funds at 30 June 2010 relating to long-term business of £17.2 billion comprise £6.7 billion (up 16 per cent from end-2009) for our Asian long-term business operations, £5.0 billion (up 21 per cent from end-2009) for our US long-term business operations and £5.5 billion (consistent with end-2009) for our UK long-term business operations.

At 30 June 2010, the embedded value for our Asian long-term business operations was £6.7 billion, with £5.4 billion (up 17 per cent from end-2009) being in the South-East Asia countries of Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam together with Hong Kong. For Prudential's other Asian markets, the embedded value was £1.3 billion (up eight per cent from end-2009) in aggregate.

IFRS

Statutory IFRS basis shareholders' funds at 30 June 2010 were £7.2 billion. This compares to the £6.3 billion at 31 December 2009, an increase of £0.9 billion, equivalent to 14 per cent.

The movement reflects the profit for the year after tax of £0.4 billion, exchange translation gains of £0.3 billion, the improvement in the level of net unrealised gains on Jackson's debt securities of £0.4 billion from the position at 31 December 2009 and other items of £0.1 billion, offset by dividend payments of £0.3 billion.

BUSINESS REVIEW

17

Chief Financial Officer's overview > continued

Free surplus and holding company cash flow

	AER[1]		
	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Free surplus generation			
Expected in-force cash flows (including expected return on net assets)	1,115	949	1,914
Changes in operating assumptions and variances	171	(37)	175
Underlying free surplus generated in the period	1,286	912	2,089
Market related items	52	(502)	(198)
Investment in new business:			
Excluding Japan	(337)	(319)	(660)
Japan	(2)	(12)	(15)
Total investment in new business	(339)	(331)	(675)
Free surplus generated in the period from retained businesses	999	79	1,216
Effect of disposal and trading results of Taiwan agency business	–	987	987
Net cash remitted by the business units	(460)	(375)	(688)
Other movements and timing differences	165	241	157
Total movement during the period	704	932	1,672
Free surplus at 1 January	2,531	859	859
Free surplus at end of period	3,235	1,791	2,531
Comprised of:			
Free surplus relating to long-term insurance business	2,737	1,365	2,065
Free surplus of other insurance business	17	19	37
IFRS net assets of asset management businesses excluding goodwill	481	407	429
Total free surplus	3,235	1,791	2,531

Free surplus generation
Sources and uses of free surplus generation from the Group's insurance and asset management operations

Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

For asset management operations we have defined free surplus generation to be total post-tax IFRS profit for the period. Group free surplus generated also includes the general insurance commission earned during the period and excludes shareholders' other income and expenditure, and centrally arising restructuring and Solvency II implementation costs.

During the first six months of 2010 we generated total free surplus from the retained businesses of £999 million (2009: £79 million). Underlying free surplus generated from the in-force book increased 41 per cent from £912 million in 2009 to £1,286 million in 2010, principally reflecting the underlying growth of the portfolio, and positive changes in operating assumptions and variances of £171 million for our life businesses (2009: negative £37 million). These positive changes include £110 million arising in the UK (2009: negative £60 million) and £96 million in the US principally reflecting favourable spread experience (2009: positive £56 million), and were offset by the negative changes in Asia of £35 million (2009: negative £33 million).

Underlying free surplus generated has been used by our life businesses to invest in new business. Investment in new business[1] has risen by six per cent to £337 million in 2010. This compares to a 28 per cent increase in sales and this improved capital efficiency is primarily the result of continuing the active management of the product mix of the new business sold to achieve the Group's disciplined approach to capital usage.

Market related movements have improved from negative £502 million in 2009 to positive £52 million in 2010, of which £36 million relates to the US.

Note
1 Excludes Japan which ceased writing new business in 2010.

18 Prudential plc > 2010 Half Year Financial Report

Value created through investment in new business by life operations

	Half year 2010						
	Asian operations						
	Excluding Japan £m	Japan £m	Total £m	US operations £m	UK insurance operations £m	Group total excluding Japan £m	Group total including Japan £m
Free surplus invested in new business	(123)	(2)	(125)	(179)	(35)	(337)	(339)
Increase in required capital	39	–	39	146	38	223	223
Net worth invested in new business	(84)	(2)	(86)	(33)	3	(114)	(116)
Value of in-force created by new business	382	1	383	268	94	744	745
Post tax new business profit for the year	298	(1)	297	235	97	630	629
Tax	98	–	98	126	38	262	262
Pre-tax new business profit for the year	396	(1)	395	361	135	892	891
New business sales (APE)	713		720	560	382		
New business margins (% APE)	56%		55%	64%	35%		
Internal rate of return*	>20%		>20%	>20%	>15%		

	AER[8] Half year 2009						
	Asian operations						
	Excluding Japan £m	Japan £m	Total £m	US operations £m	UK insurance operations £m	Group total excluding Japan £m	Group total including Japan £m
Free surplus invested in new business	(106)	(12)	(118)	(168)	(45)	(319)	(331)
Increase in required capital	29	–	29	149	42	220	220
Net worth invested in new business	(77)	(12)	(89)	(19)	(3)	(99)	(111)
Value of in-force created by new business	289	3	292	209	89	587	590
Post tax new business profit for the year	212	(9)	203	190	86	488	479
Tax	74	–	74	102	36	212	212
Pre-tax new business profit for the year	286	(9)	277	292	122	700	691
New business sales (APE)	524		553	392	376		
New business margins (% APE)	55%		50%	74%	32%		
Internal rate of return*	>20%		>20%	>20%	>15%		

	CER[8] Half year 2009						
	Asian operations						
	Excluding Japan £m	Japan £m	Total £m	US operations £m	UK insurance operations £m	Group total excluding Japan £m	Group total including Japan £m
Free surplus invested in new business	(110)	(13)	(123)	(164)	(45)	(319)	(332)
Increase in required capital	30	–	30	146	42	218	218
Net worth invested in new business	(80)	(13)	(93)	(18)	(3)	(101)	(114)
Value of in-force created by new business	305	3	308	204	89	598	601
Post tax new business profit for the year	225	(10)	215	186	86	497	487
Tax	78	–	78	100	36	214	214
Pre-tax new business profit for the year	303	(10)	293	286	122	711	701
New business sales (APE)	555		585	383	376		
New business margins (% APE)	55%		50%	74%	32%		
Internal rate of return*	>20%		>20%	>20%	>15%		

* The internal rate of return is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

BUSINESS REVIEW

19

Chief Financial Officer’s overview › continued Overall, the Group wrote £1,655 million of sales on an APE basis1 in 2010 (2009: £1,292 million) generating a post-tax new business contribution to embedded value of £630 million (2009: £488 million). To support these sales, we invested £337 million of capital (2009: £319 million). We estimate the Group’s internal rate of return for the six months ended 30 June 2010 to be greater than 20 per cent. The amount of capital invested covers both new business strain, including commissions, of £114 million (2009: £99 million) and the required capital of £223 million (2009: £220 million). Management’s focus continued to be on capital preservation and so capital investment was focused on those areas which added most value to the Group. While overall investment in new business has risen, the amount of post-tax new business profit contribution (excluding Japan) to embedded value per £1 million of free surplus invested increased by 27 per cent to £1.9 million (2009: £1.5 million) as a result of this strategy. In Asia, investment in new business1 was £123 million, which was up 12 per cent compared to 2009 on a CER basis (£110 million). This compares to a 28 per cent increase in new business sales (APE) on a CER basis. For each £1 million of free surplus invested we generated £2.4 million of post-tax new business contribution to embedded value (excluding Japan) (2009: £2.0 million). This increase arises both from a shift in business mix to the high margin territories of South-East Asia and Hong Kong and a lower capital strain as a result of a change in the product mix to more efficient participating and linked products. The reduced strain is offset by negative changes principally arising from the adoption of higher new business required capital levels in a number of businesses in the second half of 2009. The average free surplus undiscounted payback period for business written in the six months to 30 June 2010 was three years (2009: four years). In the US, investment in new business was £179 million, nine per cent higher than 2009 on a CER basis (£164 million) considerably lower than the 46 per cent increase in APE new business sales on a CER basis. For each £1 million of free surplus invested we generated £1.3 million of post-tax new business contribution to embedded value (2009: £1.1 million). This higher return reflects a change in business mix with a higher proportion of capital light variable annuity business and a reduced proportion of more capital intensive fixed annuities. The average free surplus undiscounted payback period for business written in the six months to 30 June 2010 was two years (2009: two years). In the UK, investment in new business decreased by 22 per cent from £45 million in 2009 to £35 million in 2010. This decrease compares with a two per cent increase in APE new business sales in the period. For each £1 million of free surplus invested we generated £2.8 million of post-tax new business contribution to embedded value (2009: £1.9 million) reflecting our value focus. The average free surplus undiscounted payback period for business written in the six months to 30 June 2010 was five years (2009: five years). Note 1 Excludes Japan which ceased writing new business in 2010. 20 Prudential plc › 2010 Half Year Financial Report

Holding company cash flow

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Net cash remitted by business units:			
UK Life fund paid to Group	202	284	284
Shareholder-backed business:			
Other UK paid to Group	67	–	189
Group invested in UK	(6)	(16)	(39)
Total shareholder-backed business	61	(16)	150
UK net	263	268	434
US paid to Group	–	–	39
Group invested in US	–	–	–
US net	–	–	39
Asia paid to Group			
Long-term business	99	80	181
Other operations	16	31	46
	115	111	227
Group invested in Asia			
Long-term business	(18)	(34)	(101)
Other operations	(30)	(56)	(86)
	(48)	(90)	(187)
Asia net	67	21	40
M&G paid to Group	80	44	93
PruCap paid to Group	50	42	82
Net remittances to Group from Business Units	460	375	688
Net interest paid	(110)	(92)	(214)
Tax received	55	30	71
Corporate activities	(63)	(65)	(163)
Total central outflows	(118)	(127)	(306)
Operating holding company* cash flow before dividend	342	248	382
Dividend paid net of scrip	(318)	(226)	(344)
Operating holding company* cash flow after dividend	24	22	38
Exceptional Items:			
Cash flow arising from sale of Taiwan agency business	–	(125)	(125)
Acquisition of UOB Life and related distribution agreements	(244)	–	–
Costs of terminated AIA transaction	(261)	–	–
IGD hedge costs	–	–	(235)
Other cash movements:			
Issue of hybrid debt, net of costs	–	380	822
Repayment of maturing debt	–	(249)	(249)
Receipts arising from foreign exchange movements on US$ hedging instruments	–	58	60
Total holding company cash flow	(481)	86	311
Cash and short-term investments at beginning of period	1,486	1,165	1,165
Foreign exchange movements	18	1	10
Cash and short-term investments at end of period	1,023	1,252	1,486

*Including central finance subsidiaries

BUSINESS REVIEW

21

Chief Financial Officer’s overview › continued Holding company cash flow We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the retention and the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to the Group given its established position in key life insurance markets. On this basis, the holding company cash flow statement at an operating level should generally balance to close to zero before exceptional cash flows. Operating holding company cash flow for the first half of 2010 before dividend was £342 million, £94 million higher than 2009. After dividend, the operating holding company cash flow was positive £24 million, in line with last year. The holding company received £460 million net remittances from business units in the first half of 2010, (including £344 million from long-term business operations up from £314 million in 2009), with increased contributions from the Asia, M&G and PruCap businesses. Contributions from UK with-profits were lower reflecting the bonus reductions effected at the start of 2009, culminating in a lower share for shareholders in that year and lower remittances in 2010. Our focused strategy in the UK has delivered positive net remittances to Group of £61 million from our shareholder-backed business. Capital invested in business units in the first half of 2010 was £54 million compared to £106 million for 2009. Injections into Asia and the UK were both down from 2009 levels, reflecting reduced regulatory needs and our disciplined approach to investment. Net interest paid in 2010 increased from £92 million to £110 million, following the additional debt raised in 2009. Tax received in 2010 was £55 million, up from £30 million in 2009 reflecting higher UK taxable profits available for offset, and payments for corporate activities were £63 million (2009: £65 million). After central costs, there was a net cash inflow before dividend of £342 million in 2010 compared to £248 million for 2009. The dividend paid net of scrip, was £318 million in 2010 compared to £226 million in 2009. The take-up of scrip dividends in 2010 was £26 million compared to £96 million for 2009. In the first half of 2010, central cash resources funded the acquisition of UOB Life and related distribution agreements. In addition, £261 million relating to costs associated with the terminated AIA transaction were also funded from our central resources. As a result of the transactions above, together with an £18 million foreign exchange revaluation gain, the overall holding company cash and short-term investment balances at 30 June 2010 decreased by £463 million to £1,023 million from the £1,486 million at 31 December 2009. 22 Prudential plc › 2010 Half Year Financial Report

Balance sheet

Summary

	AER[8]		
	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Investments	222,599	179,457	208,722
Holding company cash and short-term investments	1,023	1,252	1,486
Other	19,790	18,677	17,546
Total assets	243,412	199,386	227,754
Less: Liabilities			
Policyholder liabilities	198,913	165,047	186,398
Unallocated surplus of with-profits funds	10,066	7,061	10,019
	208,979	172,108	196,417
Less: shareholders' accrued interest in the long-term business	(9,511)	(9,000)	(9,002)
	199,468	163,108	187,415
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,482	2,899	3,394
Other liabilities including non-controlling interest	23,790	19,659	21,672
Total liabilities and non-controlling interest	226,740	185,666	212,481
EEV basis net assets	16,672	13,720	15,273
Share capital and premium	1,983	1,966	1,970
IFRS basis shareholders' reserves	5,178	2,754	4,301
IFRS basis shareholders' equity	7,161	4,720	6,271
Additional EEV basis retained profit	9,511	9,000	9,002
EEV basis shareholders' equity (excluding non-controlling interest)	16,672	13,720	15,273

The following sections focus on key areas of interest in the balance sheet.

Investments

	Half year 2010				Full year 2009
	Participating Funds £m	Unit-Linked and variable annuities £m	Shareholder-backed £m	Total Group £m	Total Group £m
Debt securities	51,888	8,325	53,121	113,334	101,751
Equity	27,119	43,875	781	71,775	69,354
Property investments	9,169	717	1,474	11,360	10,905
Commercial mortgage loans	197	–	4,985	5,182	4,634
Other loans	1,875	–	2,530	4,405	4,120
Deposits	6,703	807	2,256	9,766	12,820
Other investments	4,153	90	2,534	6,777	5,138
Total	101,104	53,814	67,681	222,599	208,722

Total investments held by the Group at 30 June 2010 were £223 billion, of which £101 billion were held by participating funds, £54 billion by unit-linked funds and £68 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

Of the £68 billion investments related to shareholder-backed operations, £5.4 billion was held by Asia long-term business, £34.3 billion by Jackson and £24.5 billion by the UK long-term business respectively. In addition, £3.5 billion is held by our asset management and other operations.

The investments held by the shareholder-backed operations are predominantly debt securities, totalling £3.7 billion, £27.4 billion and £20.5 billion for Asia, the US and the UK long-term businesses respectively, of which 79 per cent, 95 per cent and 97 per cent are rated, either externally or internally, as investment grade. Included within debt securities of shareholder-backed operations are Tier 1 and Tier 2 bank holdings of £3.2 billion, of which Tier 1 holdings of UK bank securities is £114 million, with exposure being wholly within the UK long-term business. Within Tier 2, our exposure to UK banks is £0.8 billion, with exposure being £0.6 billion, £0.1 billion, and £0.1 billion for the UK long-term business, the US and other operations respectively.

In addition, £1.5 billion of debt securities was held by asset management and other operations, substantially all of which was managed by Prudential Capital.

BUSINESS REVIEW

23

Chief Financial Officer's overview > continued

Policyholder liabilities and unallocated surplus of with-profits funds

	Shareholder-backed business				
	Half year 2010				Half year 2009
	Asia £m	US £m	UK £m	Total £m	Total £m
At 1 January	13,050	48,311	38,700	**100,061**	92,189
Premiums	1,588	5,656	1,735	**8,979**	6,969
Surrenders	(621)	(1,767)	(632)	**(3,020)**	(3,362)
Maturities/Deaths	(58)	(418)	(1,055)	**(1,531)**	(1,385)
Net cash flows	**909**	**3,471**	**48**	**4,428**	2,222
Investment related items and other movements	(203)	(424)	1,896	**1,269**	2,446
Acquisition of UOB Life	464	–	–	**464**	–
Assumption changes	–	–	(64)	**(64)**	(63)
Disposal of Taiwan agency business	–	–	–	**–**	(3,508)
Foreign exchange translation difference	1,150	3,895	(30)	**5,015**	(7,530)
At 30 June	15,370	55,253	40,550	**111,173**	85,756
With-profits funds					
– Policyholder liabilities				**87,740**	79,291
– Unallocated surplus				**10,066**	7,061
Total at 30 June				**97,806**	86,352
Total policyholder liabilities including unallocated surplus at 30 June				**208,979**	172,108

Policyholder liabilities and unallocated surplus of with-profits funds

Policyholder liabilities related to shareholder-backed business grew by £11.1 billion from £100.1 billion at 31 December 2009 to £111.2 billion at 30 June 2010.

The increase reflects positive net cash flows (premiums less surrenders and maturities/deaths) of £4.4 billion in 2010 (2009: £2.2 billion), predominantly driven by strong inflows in the US (£3.5 billion) and Asia (£0.9 billion), as well as positive investment-related and other items of £1.3 billion (2009: £2.4 billion), primarily reflecting the growth in bond and property markets during the year.

Other movements include foreign exchange movements of £5.0 billion (2009: negative £7.5 billion) and an increase following the acquisition of UOB Life of £464 million.

During 2010, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profit funds on a statutory basis remained flat from December 2009 to 30 June 2010 at £10.1 billion.

Shareholders' net borrowings and ratings

The Group's core structural borrowings at 30 June 2010 totalled £3.5 billion on an IFRS basis, compared with £3.4 billion at 31 December 2009. The movement of £0.1 billion mainly reflects foreign exchange movements in the period.

After adjusting for holding company cash and short-term investments of £1,023 million, net core structural borrowings at 30 June 2010 were £2.5 billion compared with £1.9 billion at 31 December 2009. The movement of £0.6 billion includes the movement in borrowings of £0.1 billion mentioned above and the use of £505 million of central resources to fund the acquisition of UOB Life and related distribution agreements and the terminated AIA transaction costs.

The Group operates a central treasury function, which has overall responsibility for managing our capital funding programme as well as our central cash and liquidity positions.

In addition to our core structural borrowings set out above, we also have in place an unlimited global commercial paper programme. As at 30 June 2010, we had issued commercial paper under this programme totalling £110 million, US$2,412 million, and EUR 721 million. The central treasury function also manages our £5,000 million medium-term note (MTN) programme covering both core and non-core borrowings. During January 2010, we raised non-core borrowings of £250 million from this programme. In April 2010 we refinanced an existing internal £200 million issue under the same programme. In total at 30 June 2010 the outstanding subordinated debt under the programme was £1,085 million, US$750 million and EUR 520 million, while the senior debt outstanding was £450 million and US$5 million. In addition, our holding company has access to £1.7 billion of committed revolving credit facilities, provided by 16 major international banks, expiring between 2011 and 2013; and an annually renewable £500 million committed securities lending liquidity facility. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2010. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of our holding company and are intended to maintain a strong and flexible funding capacity.

24 Prudential plc > 2010 Half Year Financial Report

Shareholders' net borrowings and ratings

Shareholders' net borrowings at 30 June 2010:

	AER[8] Half year 2010 £m			AER[8] Full year 2009 £m		
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Perpetual subordinated						
Capital securities (Innovative Tier 1)	1,533	(63)	1,470	1,422	(71)	1,351
Subordinated notes (Lower Tier 2)	1,234	89	1,323	1,269	103	1,372
	2,767	26	2,793	2,691	32	2,723
Senior debt						
2023	300	27	327	300	8	308
2029	249	(3)	246	249	(14)	235
Holding company total	3,316	50	3,366	3,240	26	3,266
Jackson surplus notes (Lower Tier 2)	166	16	182	154	4	158
Total	3,482	66	3,548	3,394	30	3,424
Less: Holding company cash and short-term investments	(1,023)	–	(1,023)	(1,486)	–	(1,486)
Net core structural borrowings of shareholder-financed operations	2,459	66	2,525	1,908	30	1,938

We manage the Group's core debt within a target level consistent with our current debt ratings. At 30 June 2010, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 12.9 per cent, compared with 11.1 per cent at 31 December 2009. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+ (negative watch), A2 (negative outlook) and A+ (negative watch) from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P1 and F1+ respectively.

The financial strength of PAC is rated AA (negative watch) by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA+ (negative watch) by Fitch.

Jackson National Life's financial strength is rated AA (negative watch) by Standard & Poor's, A1 (negative outlook) by Moody's and AA (negative watch) by Fitch.

Financial position on defined benefit pension schemes

The Group currently operates three defined benefit schemes in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS) and two smaller schemes, Scottish Amicable (SAPS) and M&G.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The valuations of PSPS as at 5 April 2008 and SAPS as at 31 March 2008 were finalised in the second quarter of 2009. The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010. The valuation of PSPS demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. Accordingly, the total contributions to be made by the Group into the scheme, representing the annual accrual cost and deficit funding, has been reduced from the previous arrangement of £75 million per annum to £50 million per annum including £25 million for deficit funding, effective from July 2009. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations.

The actuarial valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, representing a deficit of £38 million. Based on this valuation, deficit funding amounts of £7.3 million per annum designed to eliminate the actuarial deficit over a seven-year period are being made from July 2009.

The actuarial valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded, representing a deficit of £51 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five-year period are being made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years.

The valuation basis under IAS 19 for the Group financial statements differs markedly from the full triennial actuarial valuation basis. In particular, reflecting the trust deed provisions over distributions, the underlying surplus of £309 million for PSPS is not recognised. As at 30 June 2010, on the Group IFRS statement of financial position, the shareholders' share of the liabilities for these UK schemes amounted to a £101 million liability net of related tax relief. The total share attributable to the PAC with-profits fund amounted to a liability of £112 million net of related tax relief.

Changes to Group holdings during the period

During the first half of 2010 we completed the acquisition of UOB Life for total cash consideration, after post-tax completion adjustments currently estimated at SGD 67 million (£32 million), of SGD 405 million (£220 million), giving rise to goodwill of £145 million. This acquisition accompanied a long-term strategic partnership with UOB facilitating distribution of Prudential's life insurance products through UOB's bank branches in Singapore, Indonesia and Thailand.

We also announced the acquisition of Standard Life Healthcare by our Pru Health joint venture partner Discovery, and the intention to combine this with the existing Pru Health business. This leads to a reduction in our shareholding in the combined businesses from 50 per cent to 25 per cent and is effective from 1 August, the date of the acquisition.

BUSINESS REVIEW

25

Business review › Risk and capital management Risk and capital management As a provider of financial services, including insurance, we recognise that the managed acceptance of risk lies at the heart of our business. As a result, effective risk management capabilities represent a key source of competitive advantage for our Group. The Group’s risk appetite framework sets out our tolerance to risk exposures as well as our approach to risk management and return optimisation. Under this approach, we monitor our risk profile continuously against agreed limits. Our main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes. Our risk exposure and approach to risk management were described in detail in our 2009 year-end report and remain valid. 1 Financial risks a Market risk
i Equity risk In the UK business, most of our equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £5.9 billion as at 30 June 2010 (30 June 2009: £5.0 billion), which can absorb market fluctuations and protect the fund’s solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy. In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities. We have minimal direct shareholder exposure to Asian equity markets outside our unit-linked holdings. In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products. We provide guarantees for minimum death benefits (GMDB) on all policies in this class, minimum withdrawal benefits (GMWB) on 59 per cent of the book, and minimum income benefits (GMIB) on only seven per cent. To protect the shareholders against the volatility induced by these embedded options, we use both a comprehensive hedging programme and reinsurance. Due to the inability to economically reinsure or hedge the GMIB, Jackson ceased offering this benefit in 2009. In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. We are able to meet the needs of these customers because our unique and market leading operational platform allows us to tailor more than 1,700 product combinations. It is our philosophy not to compete on price. Our individual guarantees tend to be more expensive than the market average because we seek to sell at a price capable of funding the cost we incur to hedge or reinsure our risks. We use a macro approach to hedging that covers the entire risk in the US business. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of OTC options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital we are putting at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging programme also covers the fees on variable annuity guarantees.
Jackson hedges the economics of its products rather than the accounting result. Accordingly, while its hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable. As previously highlighted this resulted in recognition of £123 million of equity hedge gains in the period (net of related DAC amortisation) as compared to £23 million of losses recognised in the first half of 2009. ii Interest rate risk Interest rate risk arises primarily from Prudential’s investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates. In the US there is interest rate risk across the portfolio. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest rate related risks. Jackson manages fixed annuity interest rate exposure though a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly, and through the contractual ability to reset crediting rates annually. In the UK the investment policy for the shareholder-backed annuity business is to match the cash flow from investments with the annuity payments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates, therefore the mismatching position is regularly monitored.
The exposure to interest rate risk arising from Asia is at modest levels. iii Foreign exchange risk Prudential principally operates in the UK, the US, and in 13 countries in Asia. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling. 26 Prudential plc › 2010 Half Year Financial Report

BUSINESS REVIEW We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group’s business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures. b Credit risk In addition to business unit operational limits on credit risk, we monitor closely our counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, we will reduce our exposure, purchase credit protection or make use of collateral arrangements to control our levels of credit risk. Debt portfolio Our debt portfolio on an IFRS basis was £113.3 billion at 30 June 2010. £53.1 billion of these assets backed shareholder business, of which 95 per cent were investment grade, compared to 93 per cent at 30 June 2009. Sovereign debt backing shareholder business represented 16.5 per cent of the portfolio, or £8.75 billion at 30 June 2010. Exposures to sovereign debt have increased since December due mainly to an enlarged position in US Treasuries, of which 75 per cent was rated AAA and 93 per cent investment grade. Eurozone sovereign exposures backing shareholder business were £3.6 billion at 30 June 2010, of which 98 per cent were AAA rated. Of the remaining two per cent, the highest exposure was in respect of Italy (£53 million) and Spain (less than £1 million) whilst there was no exposure to Greece, Portugal or Ireland. In addition, sovereign exposure to Thailand is £122 million. Asia Asia’s debt portfolio totalled £12.4 billion at 30 June 2010. Of this, approximately 70 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 30 per cent is shareholder exposure and is invested predominantly (79 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in the first half of 2010. UK The UK’s debt portfolio on an IFRS basis is £72.1 billion as at 30 June 2010, including £45.9 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £5.6 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £20.5 billion backing the shareholders' annuity business and other non-linked business (of which 79 per cent is rated AAA to A, 17 per cent BBB and four per cent non-investment grade). On a statutory (Pillar 1) basis we have held prudent credit reserves within the UK shareholder annuity funds of £1.7 billion to allow for future credit risk. For Prudential Retirement Income Limited (PRIL) this allowance is set at 67bps at 30 June 2010 (31 December 2009: 71bps). This now represents 39 per cent of the portfolio spread over swaps compared to 41 per cent as at 31 December 2009. No defaults were reported on the debt portfolio held by the UK shareholder-backed annuity business in the first half of 2010. During the first half of 2010 we continued to materially reduce our holdings in subordinated financial debt backing our annuity business, improving the overall credit quality of our bond portfolios. This has resulted in gross losses of £85 million on shareholder-backed business and £37 million on policyholder-backed business in the period. On a Pillar I basis these losses have been fully offset by a reduction in long-term default reserves of £85 million shareholder/£31 million policyholder that arose as a result of the improvement in the quality of our remaining bond portfolios and a further £6 million policyholder release of short-term default reserves which were allocated to the assets sold. On an IFRS basis, the gross costs less the reduction in long-term and short-term default reserves resulted in a small overall pre-tax loss to the policyholders (£4 million) and had no impact on IFRS pre-tax shareholder operating profit. US The most significant area of exposure to credit risk for the shareholders is Jackson in the US. At 30 June 2010 Jackson’s fixed income portfolio totalling £27.4 billion, comprised £20.5 billion corporate and government debt, £3.3 billion of Residential Mortgage Backed Securities (RMBS), £2.5 billion of Commercial Mortgage Backed Securities (CMBS) and £1.1 billion of other instruments. The US corporate and government debt portfolio of £20.5 billion is comprised of £17.8 billion of corporate debt and £2.7 billion of government debt. Of the £17.8 billion of corporate debt, 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately eight per cent of the portfolio. The non-investment grade corporate debt portfolio is also well diversified with an average holding of £8 million. Our largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy at 16 per cent and 15 per cent respectively. We actively manage the portfolio and will sell exposures as events dictate. Within the RMBS portfolio of £3.3 billion, the agency guaranteed portion is 57 per cent. Another 21 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Our exposure to the 2006/2007 vintages totals £429 million of which £412 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £17 million. The total RMBS portfolio has an average fair value price of 87 cents on the dollar. 27

Business review › Risk and capital management › continued The CMBS £2.5 billion portfolio is performing strongly, with 33 per cent of the portfolio rated AAA and less than one per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 30 per cent. This level provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before we are at risk. In Jackson, total amounts charged to profits relating to debt securities were £ 161 million (2009: £366 million). This is net of recoveries/reversals recognised in the year of £3 million (2009: £2 million). In the first half of 2010, Jackson’s total defaults were nil (2009: less than one million). In addition, as part of our active management of the book, we incurred losses net of recoveries and reversals of £97 million (2009: £42 million) on the sale of impaired bonds. IFRS write-downs excluding defaults for the half year were £64 million compared to £324 million in the equivalent period of 2009. Of this amount £39 million (2009: £239 million) was in respect of RMBS securities. The impairment process reflects a rigorous review of every single bond and security in our portfolio. Our accounting policy requires us to book full mark-to-market losses on impaired securities through our income statement. However we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time. Unrealised gains and losses on debt securities in the US Jackson’s net unrealised gains from debt securities has steadily improved from negative £2,897 million at 31 December 2008 to positive £4 million at 31 December 2009 to £1.2 billion at 30 June 2010. The gross unrealised loss position moved from £966 million at 31 December 2009 to £521 million at 30 June 2010. Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £340 million at 30 June 2010 compared to £594 million at 31 December 2009. Asset management The debt portfolio of the Group’s asset management operations of £1.5 billion as at 30 June 2010 is principally related to Prudential Capital operations. Of this amount, substantially all were rated AAA to A- by S&P or AAA by Moody’s. Loans Of the total Group loans of £9.6 billion at 30 June 2010, £7.5 billion are held by shareholder-backed operations comprised of £5.0 billion commercial mortgage loans and £2.5 billion of other loans. Of this total held by shareholder-backed operations, the Asian insurance operations held £0.5 billion of other loans, the majority of which are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies. The US insurance operations held £4.5 billion of loans, comprising £3.9 billion of commercial mortgage loans, all of which are collateralised by properties, and £0.6 billion of policy loans. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The UK insurance operations held £1.1 billion of loans, the majority of which are mortgage loans collateralised by properties. The balance of the total shareholder loans amounts to £1.4 billion and relates to bridging loan finance managed by Prudential Capital. c Insurance risk The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses. We continue to conduct rigorous research into longevity risk using data from our substantial annuitant portfolio. Prudential’s persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk. d Liquidity risk The holding company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.2 billion of undrawn committed facilities, including £1.7 billion of syndicated and bilateral committed banking facilities, expiring between 2011 and 2013, and an annually renewable £500 million committed securities lending facility. In addition the Group has access to liquidity via the debt capital markets. Recent issues include two hybrid instruments for approximately £850 million in 2009 and a £250 million senior three-year MTN in 2010. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last 10 years. Liquidity uses and sources have been assessed at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio (LCR) have been assessed to be sufficient under both sets of assumptions. 2 Non-financial risk Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. We process a large number of complex transactions across numerous and diverse products, and are subject to a number of different legal and regulatory, including tax regimes. We also have a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners. We use the qualitative and quantitative analysis of operational risk exposures material to the Group to support business decisions, to inform overall levels of capital held and to assess the adequacy of the corporate insurance programme. 3 Risk factors and contingencies Our disclosures covering risk factors can be found at the end of this document. Note AC of the IFRS basis condensed consolidated financial statements gives an update on the position for contingencies of the Group since those published in the 2009 Annual Report. 28 Prudential plc › 2010 Half Year Financial Report

BUSINESS REVIEW Capital management Regulatory capital (IGD) Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involves aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach. Our capital position remains strong. We have continued to place emphasis on maintaining the Group’s financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our Insurance Groups Directive (IGD) capital surplus was £3.4 billion at 30 June 2010 (before taking into account the 2010 interim dividend), covering our capital requirements 2.7 times. This compares to a capital surplus of £3.4 billion at the end of 2009 (before taking into account the 2009 second interim dividend). The movements during 2010 mainly comprise: • Net capital generation mainly through operating earnings (inforce releases less investment in new business) of £0.8 billion; • Foreign exchange movements of £0.2 billion; Offset by: • Final 2009 dividends, net of scrip, of £0.3 billion; • Inadmissible assets arising on the purchase of UOB’s life insurance subsidiary in Singapore of £0.2 billion; • Impact of costs incurred in relation to the terminated AIA acquisition of £0.3 billion; and • External financing costs and other central costs of £0.2 billion. We continue to have further options available to us to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. In addition to our strong capital position, on a statutory (Pillar 1) basis the total credit reserve for the UK shareholder annuity funds also protects our capital position in excess of the IGD surplus. This credit reserve as at 30 June 2010 was £1.7 billion. This represents 39 per cent of the portfolio spread over swaps, compared to the 41 per cent as at 31 December 2009. Stress testing As at 30 June 2010 stress testing of our IGD capital position to various events has the following results: • An instantaneous 20 per cent fall in equity markets from 30 June 2010 levels would reduce the IGD surplus by £250 million; • A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £650 million; • A 150bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £350 million; • Credit defaults of ten times the expected level would reduce IGD surplus by £550 million. We believe that the results of these stress tests, together with our Group’s strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions. We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into our risk profile. Solvency II The European Union (EU) is developing a new solvency framework for insurance companies, referred to as ’solvency II'. The Solvency II Directive, which sets out the new solvency framework, was formally approved by the Economic and Financial Affairs Council in November 2009. The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements. Having assessed the high-level requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated by Group Head Office to achieve consistency in the understanding and application of the requirements. Over the coming months we will be progressing our implementation plans further and remaining in regular contact with the FSA as we prepare for the initial stage of the approval process for the internal model. 29

Business unit review › Insurance operations › Asia INSURANCE OPERATIONS ASIA During the first half of 2010, Asian equity markets were adversely impacted by concerns over the global economy and the likelihood of a 'double-dip' recession. However there are few signs of any aggressive downgrading of growth forecasts in Asia as markets consider that the Asia growth story is far less dependent on the US than it has been in the past. The expectations for China’s growth rates appear to suggest they will moderate rather than stall and hence this will not destabilise this region. Rapid inflation in India is a concern and the Indian central bank has responded by increasing interest rates four times so far this year. The region’s life insurance sector has continued to recover well from the 2008/2009 downturn. During the first quarter 2010 most territories reported double digit growth in new business premiums compared to the same period in 2009. Local regulatory responses to the economic turmoil are in line with our expectations and we are seeing increased emphasis on measures to strengthen the industry. For example, in Korea the new Insurance Act includes new measures to protect customers from aggressive selling techniques and in Singapore MAS have proposed that insurers establish risk committees at the board level comprising a majority of non executive directors. In India, the IRDA has prepared draft guidelines for the IPO of insurance companies and these are expected to be discussed with the industry and Stock Exchange over the coming months. Strategy overview Prudential’s strategy in Asia remains firmly focused on expanding our distribution reach via tied agency and partnerships together with continuing to improve distributors' productivity. Our products provide financial solutions to customers that meet their long-term savings and protection needs while balancing capital efficiency and delivering excellent returns to shareholders. Although this strategy is designed to deliver growth rates that exceed the market over the long-term, we do not pursue headline growth for its own sake and so will not offer products that we believe have a high risk of adversely impacting shareholder value. We are already successfully operating in the region’s highest value markets, however we do continue to keep under review opportunities to expand into new territories. Financial performance During the first half of 2010, Prudential Asia delivered excellent new business growth, continuing the trend seen in the first quarter this year. This demonstrates the continued strength of our businesses in Asia and we expect this strength to be reflected in an outperformance over market average growth in most countries. At £713 million, new business APE for the first half of the year is at a record high, exceeding the previous record of first half 2008 (£620 million) and 36 per cent ahead of the same period last year. This growth is broadly based with all operations, except Korea, having delivered double digit growth rates. Agency remained the dominant distribution channel during the first half of 2010 generating 63 per cent of total APE (2009: 62 per cent) and Prudential’s success in managing agency is reflected by average agent numbers (ex India) growing by 15 per cent to 153,000 agents compared to the first half last year and average APE per agent increasing by 11 per cent. Bank distribution has also performed very well with APE up 42 per cent over the same period last year. Prudential’s new partnership with UOB has been particularly successful generating APE of £11 million already in Singapore and Thailand; Indonesia’s start has been slower due to regulatory approvals for the partnership with UOB needing to be finalised. Prudential’s ongoing focus on higher margin regular premium business is reflected by its proportion of total APE remaining at 94 per cent, as it was in the first half of 2009. The proportion of linked business in the product mix for the first half this year is 42 per cent, marginally higher than 41 per cent for the same period last year. Although sales of health and protection products have increased by 31 per cent to £184 million APE, their proportion of the sales mix has declined marginally, from 27 per cent to 26 per cent reflecting their lower premium size relative to the savings and protection components. This consistency in delivering our product strategy is reflected by the stability of the EEV new business profit margins that at 56 per cent are marginally up on the same period last year (2009: 55 per cent). New business profits of £396 million are up 38 per cent on the same period last year demonstrating Prudential’s success in delivering top line growth and, importantly, maintaining profitability discipline. EEV operating profits of £636 million are up a very strong 59 per cent on the first half 2009 with significant drivers being the increased new business profits and increasing size of the in-force book and related profit. Following the adjustments made to persistency assumptions last year, this half year assumption changes are small at negative £14 million. Experience variances at negative £45 million are 25 per cent lower than the same period last year. The £45 million includes adverse persistency variances of negative £41 million and other experience variances, including expenses of negative £31 million being offset by positive claims variances of £28 million. Negative expense variances arise in the newer operations as these continue to build scale. Given the scale of EEV shareholder funds of the long-term business at £6.7 billion, these experience variances and assumption changes remain small. IFRS operating profits of £262 million are up 24 per cent over the same period last year. Excluding the exceptional release of RBC related reserves in Malaysia last year, operating profits are up a significant 76 per cent. The largest contributor to IFRS profits for the first half this year was Indonesia, which grew by 67 per cent to £70 million. Free surplus new business strain excluding Japan was £123 million and total free surplus generation of £198 million is up 90 per cent on the same period last year. In total the Asia Life operations remitted a net £81 million of cash to Group during the first half compared to £46 million last year, an increase of 76 per cent. We continue to manage our investment in new business, focusing on value creation. New business written in the period has an average internal rate of return (IRR) in excess of 20 per cent and an average payback period of three years. 30 Prudential plc › 2010 Half Year Financial Report

Asia

	AER[8]			CER[8]	
	Half year 2010 £m	Half year 2009 £m	Change %	Half year 2009 £m	Change %
APE sales (excluding Japan)	713	524	36	555	28
NBP (excluding Japan)	396	286	38	303	31
NBP margin (excluding Japan) (% APE)	56%	55%		55%	
NBP margin (% PVNBP)	11.9%	11.2%		11.3%	
Total EEV operating profit*	636	401	59	418	52
Total IFRS operating profit*	262	212	24	224	17

*Operating profit from long-term operations excluding asset management operations, development costs and Asia regional head office expenses and including Japan.

Looking at developments in each of our major markets:

China

	AER[8]		CER[8]
	Half year 2010 £m	Half year 2009 £m	Half year 2009 £m
APE sales	27	21	21
Percentage change		29%	29%

In China, Prudential's share of new business volumes for the first half of 2010, reflecting our 50 per cent ownership, is £27 million up 29 per cent on 2009 and represents our highest ever first half. CITIC Prudential remains one of the leading foreign joint ventures in China and operates in 31 cities.

CITIC Prudential is growing multi channel distribution in China; in the first half the mix of APE by distribution channel was approximately 50:50 agency and bancassurance. Competition for agents in China is high but although our number declined by 20 per cent in the first half 2010 compared to the same period last year, our focus on quality and productivity management is demonstrated by an increase of 48 per cent in average APE per agent. We work with a number of banks in China but the largest contributor to APE is CITIC Bank where we have increased by 19 per cent the number of branches we operate from 294 to a total of 350.

New business profit margins in China, at 44 per cent for the half year, are only marginally lower than last year (2009: 45 per cent).

Hong Kong

	AER[8]		CER[8]
	Half year 2010 £m	Half year 2009 £m	Half year 2009 £m
APE sales	130	95	92
Percentage change		37%	41%

Hong Kong continues to perform very well with growth rates closer to an emerging market rather than those which might be expected from one of Asia's more mature economies. Prudential is well placed in Hong Kong as the market leading producer of agency business and the exclusive partner in a very successful bancassurance distribution agreement with Standard Chartered Bank.

First half 2010 APE of £130 million is up 37 per cent over the same period in 2009 with both agency and bank distribution performing very well. Average agent numbers for the first half 2010 were up 15 per cent and the average APE per agent was up 29 per cent. In the bank channel Financial Service Consultant headcount has remained broadly in line with last year with increased production being driven by higher conversion rates and higher average case sizes. Production from bank staff has increased significantly over last year.

New business profit margins in Hong Kong remain very strong at 72 per cent with the slight decline from 76 per cent for the first half last year resulting from a lower proportion of protection products in the mix as average premiums for the savings element of policies have increased.

BUSINESS REVIEW

31

Business unit review > Insurance operations > Asia > continued

India

	AER[8]		CER[8]
	Half year 2010 £m	Half year 2009 £m	Half year 2009 £m
APE sales	119	76	80
Percentage change		57%	49%

In India, ICICI-Prudential has seen resurgence in new business volumes during the first half following on from the market related decline in 2009. The product mix in India continues to be predominately unit-linked based. The regulatory changes effective from this year designed to ensure customers treat investment linked insurance products as longer term financial solutions did not affect our performance because this has been the way we have consistently positioned these products.

Agency remains our dominant distribution channel in India and although the average number of agents has declined by 13 per cent to 227,000 agents as we actively manage out non performers, average APE per agent has increased by 55 per cent reflecting the success of productivity related initiatives. We continue to work with a number of bank partners in India that generated 27 per cent of total APE and we are also successfully expanding into the broker channel with APE generated from this channel up 200 per cent over the same period last year and contributing 20 per cent of total APE.

New business profit margins in India at 20 per cent for the first half have increased by one percentage point over the same period last year.

Indonesia

	AER[8]		CER[8]
	Half year 2010 £m	Half year 2009 £m	Half year 2009 £m
APE sales	129	83	98
Percentage change		55%	32%

Growth in Indonesia continues at a fast pace with £129 million of new business APE up 55 per cent on the first half of 2009. Agency continues to be the predominant distribution channel and our successful agency management system has driven an 18 per cent increase in average agency numbers to 82,000 for the half year 2010 coupled with a 10 per cent increase in the average APE generated per agent. These results demonstrate that regulatory changes implemented this year to tighten agency licensing requirements in the industry have not impacted our business.

New business in Indonesia is mostly protection business and unit-linked, of which within unit-linked 22 per cent is takaful. New business profit margins in Indonesia remain very strong at 71 per cent, up from 61 per cent for the first half of last year.

Korea

	AER[8]		CER[8]
	Half year 2010 £m	Half year 2009 £m	Half year 2009 £m
APE sales	45	66	75
Percentage change		(32)%	(40)%

As seen during 2009, the market in Korea remains very challenging and a key contributing factor to the 32 per cent decline in new business volumes over the first half 2009 to £45 million. The performance in the first half of 2010 continues to be informed by our unwillingness to compete in the low margin, high capital guaranteed products sector. Our average agent numbers in Korea have declined by 39 per cent compared to the first half 2009, but we continue to remain focussed on quality as reflected by a 11 per cent increase in average APE per agent. Although generating a small proportion of total APE (nine per cent for first half 2010), the bank channel had a stronger first half with APE up more than double over prior year with Citibank and SC First Bank generating the majority of the APE.

Persistency in Korea is on an improving trend, particularly during the first year of policies' lives, which is significantly higher than the equivalent cohort last year.

New business profit margins in Korea at 45 per cent have improved significantly over the 36 per cent reported last year as the proportion of linked business in the mix has increased from 71 per cent to 80 per cent.

Malaysia

	AER[8]		CER[8]
	Half year 2010 £m	Half year 2009 £m	Half year 2009 £m
APE sales	77	52	56
Percentage change		48%	38%

Malaysia delivered an excellent first half with new business APE up 48 per cent over the first half last year. Agency is Prudential's major distribution channel in Malaysia and the success of our agency management is evidenced by average agent numbers being up 12 per cent over the same period last year and average APE per agent being up 25 per cent. Malaysia remains an exemplary operation in terms of packaging higher margin protection components with core savings policies and in 2010 we also launched a very popular new par product that generated 20 per cent of new business APE during the period.

32 Prudential plc > 2010 Half Year Financial Report

Singapore

	AER[8]		CER[8]
	Half year 2010 £m	Half year 2009 £m	Half year 2009 £m
APE sales	**75**	52	54
Percentage change		44%	39%

Singapore also had an exceptionally strong first half in 2010, with new business volumes up 44 per cent to £75 million. Agency generated 73 per cent of APE during the first half and although average agent numbers only increased by a modest four per cent, productivity initiatives boosted average APE per agent by 31 per cent. APE from partnership distribution increased by 66 per cent, supported by the new relationship with UOB bank that got underway in the first quarter and is exceeding our performance expectations. To date sales from UOB have been predominantly from bank staff as we are early in the process of embedding our Financial Service Consultants.

During the first half, protection business still remains popular in Singapore and represented 29 per cent of the total APE, and the proportion of linked business increased to 25 per cent, up from 19 per cent for the same period last year.

Taiwan

	AER[8]		CER[8]
	Half year 2010 £m	Half year 2009 £m	Half year 2009 £m
APE sales	**70**	51	52
Percentage change		37%	35%

Following our exit from the agency channel in 2009, Taiwan is now successfully focussed on bank distribution principally with partners E.Sun Bank and Standard Chartered Bank. New business volumes of £70 million for the first half 2010 are up 37 per cent on the same period last year. E.Sun Bank has delivered a particularly material increase in activity from both the Financial Service Consultants and bank staff.

We have increased the proportion of protection business in the product mix from 12 per cent to 16 per cent and this has supported an increase in average new business profit margins of four percentage points from 15 per cent to 19 per cent.

Others – Philippines, Thailand and Vietnam

	AER[8]		CER[8]
	Half year 2010 £m	Half year 2009 £m	Half year 2009 £m
APE sales	**41**	27	27
Percentage change		52%	52%

In the first half Vietnam delivered a solid result with APE sales up 20 per cent on the prior period. Both Philippines and Thailand have had record first halves with growth of 150 per cent and 63 per cent respectively. In the Philippines agent numbers have increased by 30 per cent and a new bancassurance initiative with HSBC contributed 17 per cent of total APE in the first half. In Thailand our new relationship with UOB got off to a very encouraging start and generated 38 per cent of new business.

Japan

We announced at the start of 2010 that PCA Life Japan was suspending writing new business sales with effect from 15 February 2010. Sales for Japan in the first half of 2010 amounted to £7 million (first half 2009: £29 million). In order to reflect the results of our ongoing Asian operations, APE sales and NBP metrics included in this report exclude the contribution from Japan.

BUSINESS REVIEW

33

Business unit review › Insurance operations › United States INSURANCE OPERATIONS UNITED STATES The United States is the world’s largest retirement savings market. Each year as more of the 78 million baby boomers1 reach retirement age, additional amounts of retirement assets will shift from asset accumulation to income distribution. There are already $2 trillion of assets generating retirement income in the US - and this amount is forecast to rise to some $7.3 trillion by 20292. During the first half of 2010, the US financial services industry continued to face many challenges. The continued recovery witnessed in the first quarter - the S&P 500 index increased five per cent, interest rates remained relatively steady and AA corporate spreads and volatility declined somewhat from year-end 2009 levels - was reversed in the second quarter - the S&P 500 index ended the first half of the year down 7.6 per cent, 10-year Treasury rates dropped below three per cent, swap rates declined to approximate historic lows, AA corporate spreads increased slightly and volatility increased to levels more consistent with the end of the first half of 2009. These unstable market conditions continue to provide a competitive advantage to companies with strong financial strength ratings and a relatively consistent product set. Companies that were hardest hit by the market disruption over the past 24 months are still struggling to regain market share as customers are increasingly seeking product providers that offer consistency, stability and financial strength. Jackson has continued to benefit significantly from this flight to quality. Through its financial stability and innovative products that provide clear value to the consumer, Jackson has established a reputation as a high-quality and reliable business partner, with sales increasing as more advisers have recognised the benefits of working with Jackson. Jackson’s strategy remains focused on increasing volumes in variable annuities whilst managing fixed annuity sales in line with the goal of capital preservation. There were no institutional sales during the first half of 2010, as we directed available capital to support higher-margin variable annuity sales. Financial performance Jackson delivered total APE sales of £560 million in the first half of 2010, representing a 43 per cent increase over the same period of 2009. APE retail sales in the first half of 2010 were also £560 million, the highest half-year total in the company’s history. This achievement continues to demonstrate the resilience of Jackson’s business model, as well as high-quality products, exceptional wholesaling support and consistency demonstrated throughout the economic downturn. In light of continued volatility in US equity markets, and historically low interest rates, customers are increasingly seeking to mitigate equity risk while receiving an acceptable return through the purchase of fixed index annuities and variable annuities with guaranteed living benefits. Jackson is a beneficiary of this trend. Variable annuity APE sales of £447 million through June 2010 were up 77 per cent from the same period of 2009, with second quarter APE sales of £246 million, up 22 per cent on the first quarter, despite an environment in which equity markets declined 13 per cent in May and June. In the first quarter of 2010, Jackson ranked fourth in new variable annuity sales in the US with a market share of 10 per cent, up from eighth and a market share of five per cent in the first quarter of 20093. With significant sales increases and continued low surrender rates, Jackson also ranked first in variable annuity net flows in the first quarter of 2010, up from fifth in the first quarter of 20094. Fixed annuity APE sales of £42 million were down 40 per cent from the prior year, as consumer demand for the products fell due to the low interest rate environment. Jackson’s new business opportunities were balanced with the goals of capital and cash conservation. Jackson ranked ninth in sales of traditional deferred fixed annuities during the first quarter of 2010, with a market share of three per cent5. Fixed index annuity (FIA) APE sales of £60 million in the first half of 2010 were up three per cent over the first half of 2009. Industry FIA sales have benefited from an increase in customer demand for products with guaranteed rates of return, coupled with additional upside potential linked to stock market index performance. Additionally, Jackson’s FIA sales have benefited from the company’s strong financial strength ratings and disruptions among some of the top FIA sellers. Jackson ranked fourth in sales of fixed index annuities during the first quarter of 2010, with a market share of 6.9 per cent, up from sixth and a market share of five per cent in the first quarter of 20096. Retail annuity net flows increased 93 per cent, reflecting the benefit of record sales and continued low levels of surrender activity. Jackson has maintained the same financial strength ratings for more than seven years and, during 2009 and 2010, all four of the major rating agencies affirmed Jackson’s financial strength ratings. Jackson achieved extraordinary EEV new business margins in 2009, partially as a result of our ability to take advantage of extreme dislocation in the corporate bond market. While the recovery in the corporate bond market has led to somewhat lower EEV new business margins due to lower spreads in 2010, we continue to write new business at internal rates of return in excess of 20 per cent, with a payback period of two years. The abnormally high spread assumptions in 2009 included a provision that crediting rates and spreads would normalise in the future. EEV basis new business profits of £361 million were up 24 per cent on the first half of 2009, reflecting a 43 per cent increase in APE sales offset somewhat by lower new business margins. Total new business margin was 64 per cent, compared to 74 per cent achieved in the first half of 2009. Notes 1 Source: US Census Bureau 2 Source: Tiburon Strategic Advisers, LLC 3 Source: VARDS 4 Source: Morning Star 5 Source: LIMRA 6 Source: The Advantage Group 34 Prudential plc › 2010 Half Year Financial Report

United States

	AER[5]			CER[5]	
	Half year 2010 £m	Half year 2009 £m	Change %	Half year 2009 £m	Change %
APE sales	560	392	43	383	46
NBP	361	292	24	286	26
NBP margin (% APE)	64%	74%		74%	
NBP margin (% PVNBP)	6.5%	7.5%		7.5%	
Total EEV operating profit*	667	501	33	490	36
Total IFRS operating profit*	450	217	107	212	112

* Based on longer-term investment returns excludes broker-dealer, fund management and Curian

The variable annuity new business margin of 71 per cent in the first half of 2010 held steady with the same period in 2009, as lower spreads on the guaranteed funds were offset by an increase in the take-up rate on guaranteed benefits – particularly guaranteed minimum withdrawal benefits.

The fixed index annuity new business margin decreased from 85 per cent in the first half of 2009 to 45 per cent in the first half of 2010 due to decreased spread assumptions and an increase in the discount rate for short-term credit risk. These factors also caused the fixed annuity new business margin to normalise from 77 per cent to 31 per cent. For both products, the spread assumptions decreased due primarily to abnormally high investment yields during the first half of 2009.

Total EEV basis operating profit for the long-term business in the first half of 2010 was £667 million, compared to £501 million in the first half of 2009. In-force EEV profits of £306 million for the first half of 2010 were 46 per cent higher than the first half 2009 profit of £209 million. Experience variances and other items were £42 million higher in the first half of 2010 due primarily to favourable spread and persistency variances that were partially offset by lower expense and mortality variances.

In the first half of 2010, Jackson invested £179 million of free surplus to write £560 million of new business, which equated on average to £32 million per £100 million of APE sales (2009: £43 million). The reduction in capital consumption year-on-year was caused predominantly by the differing business mix in the first half of 2010, when Jackson wrote a higher proportion of variable annuity business while maintaining a very disciplined approach to fixed and fixed index annuity pricing.

IFRS pre-tax operating profit for the long-term business[1] was £450 million in the first half of 2010, more than double the £217 million in the first half of 2009. This increase was primarily due to higher separate account fee income as the equity markets rallied throughout the second half of 2009 and first quarter of 2010, higher spread income and a £123 million benefit from net equity hedging gains. Jackson hedges the product economics rather than the accounting results and higher hedge gains were primarily a result of market movements during the first half of 2010 (S&P 500 down 7.6 per cent in first half 2010, up 1.8 per cent in first half 2009) and the accounting differences that arise as the liabilities for certain guaranteed minimum death and withdrawal benefits are not marked to fair value similarly to the hedging instrument. Hedging results also benefited from Jackson's separate accounts outperforming the overall market. Jackson's separate accounts historically outperform in down markets and lag somewhat in rising markets given the mix of assets in our underlying portfolios.

At 30 June 2010, Jackson had £24 billion in separate account assets. Separate account assets averaged £9 billion higher than during the same period of 2009, reflecting the impact of sales and the improved market performance during the second half of 2009. This increase, combined with the increasing take-up rate on VA guaranteed benefits, resulted in VA fee income of £342 million during the first half of 2010, up 68 per cent over the £204 million during the first half of 2009.

With the improvement in the bond and equity markets throughout the second half of 2009 and first half of 2010, and active management of the investment portfolio to reduce certain investment risks in 2010, Jackson had net realised gains of £8 million in the first half of 2010 compared to net realised losses of £291 million in the first half of 2009. Jackson incurred losses, net of recoveries and reversals, on credit related sales of bonds of £97 million (2009:£42 million). Write downs were £64 million (£324 million in first half of 2009), including £39 million on RMBS and £25 million on ABS. More than offsetting these losses were interest related gains of £169 million (2009: £75 million), primarily due to sales of lower rated CMBS and corporate debt.

Gross unrealised losses improved from £966 million at 31 December 2009 to £521 million at 30 June 2010. The net unrealised gain position has also improved significantly, from £4 million at 31 December 2009 to £1,171 million at 30 June 2010 due primarily to a 91bp decline in the US Treasury rates offset somewhat by slightly higher AA corporate spreads.

Note

1 Jackson IFRS operating profit of £450 million includes £123 million of net equity hedging gains (2009: £23 million losses) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson's variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Jackson IFRS operating profit increased by 36 per cent as compared to half year 2009.

BUSINESS REVIEW

35

Business unit review › Insurance operations › United Kingdom INSURANCE OPERATIONS UNITED KINGDOM Prudential UK continues to focus on balancing writing new business with sustainable cash generation and capital preservation. By competing selectively in the UK’s retirement savings and income markets, it has successfully generated attractive returns on capital employed. The business remains a market leader in both individual annuities and with-profits and has a unique combination of competitive advantages including longevity experience, multi-asset investment capabilities, strong brand and financial strength. Financial performance Total APE sales for the first half of 2010 of £382 million were two per cent up on 2009. This performance is entirely consistent with Prudential UK’s strategy of not pursuing top-line sales growth as a business objective but instead deploying capital to opportunities that play to the core strengths of the business, which has enabled it to continue writing profitable new business while maintaining margins. Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate pensions business in its life fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business growth in Prudential UK was in excess of 15 per cent. Prudential UK has a strong individual annuity business, built on a robust profit flow from its internal vestings pipeline from maturing individual and corporate pension policies. This strong flow of business is supplemented by strategic partnerships with third parties where Prudential is the recommended annuity provider for customers vesting their pensions at retirement. During the first half of 2010, Prudential UK continued to actively manage sales volumes to control capital consumption. Total individual annuity sales of APE £112 million were two per cent lower than the first half of 2009. With-profits sales for the half-year were 22 per cent of total annuity sales, compared with 14 per cent for the corresponding period last year, due to the success of the innovative new Income Choice Annuity launched in March 2009. Internal vestings were 12 per cent down on 2009, principally due to lower asset values in the first quarter and the proportion of customers vesting with Prudential UK being lower than in the first half of 2009. Onshore bond sales of APE £69 million were down nine per cent, including with-profits bond sales of APE £60 million which were 15 per cent down on the first half of 2009. PruFund made up 77 per cent of total with-profits bonds, with sales continuing to be driven by customer demand for products offering a smoothed investment return and optional guarantees. Unit-linked bond sales at APE £9 million were £4 million (71 per cent) above the first half of 2009, helped by the launch of Pru Dynamic funds in January 2010. Within corporate pensions, Prudential UK continues to focus principally on the opportunities from Additional Voluntary Contribution (AVC) arrangements to the public sector as well as opportunities from the substantial existing Defined Contribution book of business. Prudential administers corporate pensions for over 600,000 members. Prudential UK has been the sole AVC provider to Teachers Pensions for 20 years and provides AVCs to 65 of the 99 Local Government Authorities in England and Wales. For the first half of 2010, corporate pension sales of APE £122 million were six per cent above 2009 and growth into existing schemes has remained healthy. Sales of other products at APE £78 million were 11 per cent higher than in the first half of 2009. Individual pension sales of £41 million (including income drawdown) were 12 per cent up on the first half of 2009. Sales of the Flexible Retirement Plan, Prudential UK’s individual pension product with customer-agreed remuneration, grew by 20 per cent to £12 million. Sales have been helped by PruFund Cautious, launched in the fourth quarter of 2009, and the new Pru Dynamic portfolio funds launched in January 2010, which together made up 29 per cent of individual pension sales. Sales of the income drawdown product of APE £7 million were up 41 per cent on the same period last year, reflecting Prudential UK’s strong proposition with the option of guarantees either through PruFund or traditional with-profits. Prudential UK announced its exit from the equity release market in the last quarter of 2009 due to the capital-intensive nature of the product and long pay-back period. Sales of APE £5 million were broadly in line with 2009, driven from the pipeline of business in progress and additional drawdowns on the in-force book. Existing customers are not impacted in any way by the closure to new business. The PruHealth joint venture uses the Prudential brand and Discovery’s expertise to build branded distribution in Health and Protection. In August 2010, Discovery announced the completion of the acquisition of Standard Life Healthcare and its combination with the PruHealth business. This acquisition was fully funded by Discovery and as a result, Prudential reduced its shareholding in the combined business from 50 per cent to 25 per cent with effect from 1 August 2010, the date of the acquisition. PruHealth currently has 220,000 lives insured, an increase of five per cent over the last year. PruProtect sales at APE £11 million were £5 million (98 per cent) up on the first half of 2009, supported by the launch of the 'Essential' Plan in November 2009. 36 Prudential plc › 2010 Half Year Financial Report

United Kingdom

	AER[5]			CER[5]	
	Half year 2010 £m	Half year 2009 £m	Change %	Half year 2009 £m	Change %
APE sales	**382**	376	2	376	2
NBP	**135**	122	11	122	11
NBP margin (% APE)	**35%**	32%		32%	
NBP margin (% PVNBP)	**4.4%**	4.0%		4.0%	
Total EEV operating profit	**472**	433	9	433	9
Total IFRS operating profit	**330**	330	–	330	–

Prudential UK has maintained a strict focus on value in the bulk annuity and back-book markets. In the first half of 2010, Prudential UK did not write any new business in this market reflecting its disciplined approach of only participating in transactions that meet its strict return on capital requirements.

EEV new business profit increased by 11 per cent to £135 million in the first half of 2010 from £122 million in 2009, reflecting an increase in new business margin to 35 per cent from 32 per cent. This was primarily due to increased margins on with-profits bond business together with strong margins achieved on shareholder-backed annuity business.

EEV basis total operating profit based on longer-term investment returns of £472 million (including £23 million of general insurance commission), was up nine per cent compared with the first half of 2009. This was mainly the result of the in-force operating profit (at £314 million) being up 11 per cent on the first half of 2009. The increase in in-force operating profit was principally within the shareholder-backed annuity business.

Prudential UK continues to manage actively the retention of the in-force book. During the first half of 2010, experience at an aggregate level has been in line with long-term assumptions.

The average free surplus undiscounted payback period for business written in the first half of 2010 was five years.

Total IFRS operating profit remained stable in 2010 at £330 million. Non-long term business IFRS profit reflected a profit of £23 million from general insurance commission, 15 per cent below 2009 due to lower in-force policy numbers as the business matures.

Prudential UK has continued to make good progress against its cost reduction plans. As previously announced, the first phase of the programme delivered savings of £115 million per annum, with a further £80 million per annum expected to be delivered by the end of 2010. By 30 June 2010, the total annual cost savings target of £195 million per annum savings had been delivered, which was earlier than originally planned.

Financial strength of the UK Long-term Fund

On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets were valued at approximately £5.9 billion at 30 June 2010, before a deduction for the risk capital margin. The value of the shareholder's interest in future transfers from the UK with-profits fund is estimated at £2.2 billion. The financial strength of PAC is rated AA (negative watch) by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA+ (negative watch) by Fitch Ratings.

Despite continued volatility in financial markets, the with-profits sub-fund performed relatively strongly with the with-profits life fund achieving a 2.6 per cent investment return in the first half of the year.

Inherited estate of Prudential Assurance

The assets of the main with-profits fund within the long-term insurance fund of PAC are comprised of the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

BUSINESS REVIEW

37

Business unit review › Asset management › M&G ASSET MANAGEMENT M&G Global The Group’s asset management businesses provide value to the insurance businesses within the Group by delivering sustained superior performance. They are also important profit generators in their own right, having low capital requirements and generating significant cash flow for the Group. We believe that our asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group’s investment propositions in retail financial services markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit steams are also growing. The Group’s asset management businesses operate different models and under different brands tailored to their markets and strengths. However they continue to work together by managing money for each other with clear regional specialism, distributing each other’s products and sharing knowledge and expertise, such as credit research. Each business and its performance in 2010 is summarised below. M&G M&G is our UK and European fund manager, responsible for £178 billion of investments as at 30 June 2010 on behalf of both internal and external clients. M&G is an investment-led business which aims to deliver superior investment performance and maximise risk-adjusted returns in a variety of macro-economic environments. Through M&G we seek to add value to our Group by generating attractive returns on internal funds as well as growing profits from the management of third-party assets. External funds now represent 42 per cent of M&G’s total funds under management (FUM). M&G’s overall strategy is to focus first and foremost on investment performance, by recruiting, developing and retaining market-leading investment talent, and by creating the environment and infrastructure this talent needs to perform to its full potential. In the retail market, M&G’s strategy is to maximise the value of a centralised investment function through a multi-channel, multi-geography distribution approach. Key themes in recent years have included growing the proportion of business sourced from intermediated channels and increased sales of UK-based funds in European and other international markets. M&G’s institutional strategy centres on leveraging capabilities developed primarily for internal funds into higher-margin external business opportunities. In recent years this has allowed M&G to operate at the forefront of a number of specialist fixed income strategies, including leveraged finance and infrastructure investment. Financial performance Profits at the operating level for the first half rose to £122 million, a 63 per cent increase compared with the same period in 2009. This is a record level of interim profits for M&G and reflects primarily higher equity market levels. A continuation of exceptionally strong net inflows, particularly in the Retail Business, and increased sales of more profitable equity products also contributed to the rise. The Retail Business in the UK and Europe continued to attract exceptional levels of new money. Net inflows, including South Africa, totalled £3.4 billion for the first six months of the year. Although this was lower than the £4.1 billion gathered during the same period in 2009, it is far higher than we anticipated at the start of the year. We had expected inflows to return to more normal levels this year after a record 2009 for M&G, when clients invested heavily in its top-performing bond funds to exploit a near unique opportunity in fixed income markets. However, retail fund flows have continued to be exceptional and are now spread across a wider range of funds. In the UK market M&G has now been the top net seller of retail funds for six consecutive quarters. Much of this is due to excellent investment performance. Over the three years ending 30 June 2010, 34 per cent of M&G’s retail funds ranked in the top quartile and 66 per cent of funds in the top half. The consistency and excellence of its performance resulted in M&G being recently awarded the prestigious Global Group of the Year 2010 nomination by Investment Week. This is the second time in three years that M&G has received this award. 38 Prudential plc › 2010 Half Year Financial Report

M&G

	AER[8]			CER[8]	
	Half year 2010 £m	Half year 2009 £m	Change %	Half year 2009 £m	Change %
Net investment flows	4,674	8,625	(46)	8,625	(46)
Revenue	298	195	53	195	53
Other income	1	7	(86)	7	(86)
Staff costs	(122)	(85)	44	(85)	44
Other costs	(58)	(42)	38	(42)	38
Underlying profit before performance-related fees	119	75	59	75	59
Performance-related fees	3	–		–	
Operating profit from asset management operations	122	75	63	75	63
Operating profit from Prudential Capital	21	27	(22)	27	(22)
Total IFRS operating profit	143	102	40	102	40
Funds under management	178bn	149bn	19	149bn	19

BUSINESS REVIEW

The Institutional Business also attracted strong new business with net inflows at £1.3 billion for the first half of 2010, including £1.1 billion of new money into public debt funds and a new £0.1 billion into the Private Finance business. This compares with net inflows of £4.6 billion for the same period last year, although this was flattered by a single fixed income mandate for £4 billion. Investment performance on the Institutional side continues to be particularly strong with 95 per cent of our external mandates at or above benchmark over the three years to 30 June 2010.

Net new business at the group level for the first half of 2010 remained strong at £4.7 billion. This was in line with net inflows for the same period last year, once the single institutional fixed income mandate of £4 billion is excluded from the comparator figure.

M&G's total funds under management at 30 June 2010 were £178.5 billion, up two per cent on the 2009 year-end and up 19 per cent on the first half of 2009. Total external funds under management at 30 June 2010 were £75.7 billion, a rise of eight per cent since the start of the year and of 35 per cent compared with 30 June 2009. The increase in external funds in the first half represents the combined result of market and other movements of £0.7 billion and net flows of £4.7 billion.

M&G continues to provide capital efficient profits and cash generation for the Prudential Group, as well as strong investment returns on our long-term business funds. Cash remittances of £80 million to date in 2010 to Group provided strong support for the Group's corporate objectives.

Relative performance

In its core UK retail market, M&G continues to outsell all of its competitors. Based on the Investment Management Association (IMA) UK retail numbers to the end of June 2010 M&G had a 10 per cent market share in gross retail inflows and a 19 per cent market share in net retail inflows. In consequence, M&G's retail assets under management have grown 13 per cent in the six months to the end of June compared with four per cent growth for the market as a whole, according to the IMA.

Prudential Capital

Prudential Capital manages Prudential Group's balance sheet for profit by leveraging Prudential Group's market position. This business has three strategic objectives: to operate a first-class wholesale and capital markets interface; to realise profitable proprietary opportunities within a tightly controlled risk framework; and to provide professional treasury services to the Prudential Group. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

The business has consolidated its position in a period of difficult and volatile markets, focusing on liquidity across the Prudential Group, management of existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realise opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole. In particular, Prudential Capital offers to the Prudential Group a holistic view on hedging strategy, liquidity and capital management.

Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services. As a result of lower operating revenue and prevailing market conditions, IFRS operating profits decreased by 22 per cent to £21 million, however, PruCap still delivered a cash remittance to the Group holding company of £50 million.

39

Business unit review › Asset management › Asia Asia Asset Management AER8 CER8 Half year Half year Half year 2010 2009 Change 2009 Change £m £m % £m % Third-party net inflows (298) 1,456 (120) 1,565 (119) Funds under management 46.1bn 35.8bn 29 41.0bn 12 Total IFRS operating profit 36 21 71 21 71 The net retail outflows for the first half were driven by substantial outflows from money market funds in India with corporate clients bolstering their cash positions ahead of the 3G telecom licence auction, the need for banks to hold more cash as result of reserve ratio changes implemented by the Reserve Bank of India and a surge in primary debt issuance. These net outflows masked what was otherwise a successful first half of 2010 with net inflows to non money market funds of £1,327 million of which £753 million was to higher margin equity funds. Total funds under management (FUM) for the first half of 2010, at £46.1 billion, were 29 per cent higher than the same period last year. The overall FUM level is comprised of £21.6 billion from Prudential’s Asian life funds, £4.2 billion assets from the rest of the Group, and £20.3 billion from third parties. IFRS operating profits of £36 million for the first half 2010 are up 71 per cent on the same period last year principally on higher revenues. 40 Prudential plc › 2010 Half Year Financial Report

Business unit review > Asset management > United States

US Asset Management

PPM America	AER⁸ Half year 2010 £m	AER⁸ Half year 2009 £m	AER⁸ Change %	CER⁸ Half year 2009 £m	CER⁸ Change %
Total IFRS operating profit	8	3	167	3	167

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group. PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance

IFRS operating profit in the first half of 2010 was £8 million, compared to £3 million in the same period of 2009.

At 30 June 2010, funds under management of £54 billion were as follows:

	Half year 2010 US £bn	UK £bn	Asia £bn	Total £bn
Insurance	33	15	–	48
Unitised	–	1	4	5
CDOs	1	–	–	1
Total funds under management	34	16	4	54

	AER⁸ Half year 2009 US £bn	UK £bn	Asia £bn	Total £bn
Insurance	26	10	–	36
Unitised	–	1	3	4
CDOs	1	–	–	1
Total funds under management	27	11	3	41

US broker-dealer

Broker-dealer	AER⁸ Half year 2010 £m	AER⁸ Half year 2009 £m	AER⁸ Change %	CER⁸ Half year 2009 £m	CER⁸ Change %
Revenue	224	191	17	187	20
Costs	(219)	(189)	16	(185)	18
Total IFRS operating profit	5	2	150	2	150

National Planning Holdings, Inc. (NPH) is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

NPH continues to grow the business and attract new representatives. By utilising high-quality, state-of-the-art technology, we provide NPH's advisers with the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance

NPH generated revenues of £224 million during the first half of the year, up from £191 million in the same period of 2009, on gross product sales of £4.7 billion. The network continues to achieve profitable results, with IFRS operating profit through 30 June 2010 of £5 million, a 150 per cent increase from £2 million in the first half of 2009. At 30 June 2010, the NPH network had 3,455 registered advisers, down slightly from 3,478 at year-end 2009.

BUSINESS REVIEW

41

Business unit review › Asset management › United States › continued Curian AER8 CER8 Half year Half year Half year 2010 2009 Change 2009 Change Curian £m £m % £m % Gross investment flows 669 270 148 264 153 Revenue 20 14 43 14 43 Costs (18) (17) 6 (17) 6 Total IFRS operating profit/(loss) 2 (3) 167 (3) 167 Curian Capital, Jackson’s registered investment adviser, provides innovative fee-based separately-managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson’s access to advisers while also complementing Jackson’s core annuity product lines. Financial performance At 30 June 2010, Curian had total assets under management of £2.8 billion, compared to £2.3 billion at the end of 2009 and £1.6 billion at 30 June 2009. Curian generated deposits of £669 million through June 2010, up 148 per cent over the same period in 2009. The increase in both deposits and assets under management was mainly due to a rebound from the difficult conditions in the equity markets in early 2009. With Curian’s assets under management surpassing its break-even point in early 2010, Curian reported its first half-yearly IFRS basis operating profit during the first half of 2010, with a net profit of £2 million versus a loss of £3 million during the first half of 2009. 42 Prudential plc › 2010 Half Year Financial Report

FINANCIAL STATEMENTS FINANCIAL STATEMENTS 45 European Embedded Value (EEV) basis results 50 Notes on the EEV basis results 79 Total insurance and investment products new business 81 International Financial Reporting Standards (IFRS) basis results 89 Notes on the IFRS basis results 147 Statement of directors' responsibilities 148 Combined IFRS basis results and EEV basis results report Independent review report to Prudential plc 43

Index to Group financial statements European Embedded Value (EEV) basis results 45 Operating profit based on longer-term investment returns 47 Summary consolidated income statement 48 Movement in shareholders' equity 49 Summary statement of financial position Notes on EEV basis results 50 1 Basis of preparation, methodology and accounting presentation 56 2 Analysis of new business contribution 57 3 Operating profit from business in force 59 4 Costs of terminated AIA transaction 59 5 Short-term fluctuations in investment returns 61 6 Effect of changes in economic assumptions and time value of cost of options and guarantees 63 7 Shareholders' funds - segmental analysis 64 8 Analysis of movement in free surplus 65 9 Net core structural borrowings of shareholder- financed operations 66 10 Reconciliation of movement in shareholders' funds 67 11 Tax attributable to shareholders' profit 68 12 Earnings per share 68 13 Reconciliation of net worth and value of in-force business 71 14 Acquisition of United Overseas Bank Life Assurance Limited 72 15 Sensitivity of results to alternative assumptions 73 16 Assumptions 78 17 Sale of the Taiwan agency business in 2009 78 18 Post balance sheet events Total insurance and investment products new business 79 Total insurance and investment products new business 80 Investment products - funds under management International Financial Reporting Standards (IFRS) basis results Primary statements 81 Condensed consolidated income statement 82 Condensed consolidated statement of comprehensive income 83 Condensed consolidated statement of changes in equity: 30 June 2010 84 Condensed consolidated statement of changes in equity: 30 June 2009 85 Condensed consolidated statement of changes in equity: 31 December 2009 86 Condensed consolidated statement of financial position 88 Condensed consolidated statement of cash flows Notes on IFRS basis results 89 A Basis of preparation and audit status 89 B Significant accounting policies 90 C Segment disclosure - Income statement 94 D Profit before tax - Asset management operations 94 E Key assumptions, estimates and bases used to measure insurance assets and liabilities 97 F Short-term fluctuations in investment returns on shareholder-backed business 99 G Costs of terminated AIA transaction 99 H Acquisition costs and other expenditure 100 I Allocation of investment return between policyholders and shareholders 101 J Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance 102 K Sale of the Taiwan agency business in 2009 102 L Tax 107 M Supplementary analysis of earnings per share 108 N Dividends 109 O Group statement of financial position analysis 113 P Statement of financial position 121 Q Acquisition of United Overseas Bank Life Assurance Limited 121 R Goodwill attributable to shareholders 122 S Deferred acquisition costs and other intangible assets attributable to shareholders 124 T Valuation bases for Group assets 129 U Loans portfolio 130 V Debt securities portfolio 133 W Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position 135 X Net core structural borrowings of shareholder- financed operations 136 Y Other borrowings 136 Z Defined benefit pension schemes 141 AA Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds 145 AB Share capital, share premium and own shares 146 AC Contingencies and related obligations 146 AD Related party transactions 146 AE Post balance sheet events Statement of directors' responsibilities and independent review report 147 Statement of directors' responsibilities 148 Independent review report by KPMG Audit Plc to Prudential plc 44 Prudential plc › 2010 Half Year Financial Report

European Embedded Value (EEV) basis results

Operating profit based on longer-term investment returns[i]

Results analysis by business area

	Note	2010 £m	2009 £m	
		Half year	Half year[iv,vi]	Full year[iv,vi]
Asian operations				
New business:				
Excluding Japan	2	396	286	725
Japan[v]		(1)	(9)	(12)
Total		395	277	713
Business in force	3	241	124	392
Long-term business		636	401	1,105
Asset management		36	21	55
Development expenses		(3)	(5)	(6)
Total		669	417	1,154
US operations				
New business	2	361	292	664
Business in force	3	306	209	569
Long-term business		667	501	1,233
Broker-dealer and asset management		15	2	4
Total		682	503	1,237
UK operations				
New business	2	135	122	230
Business in force	3	314	284	640
Long-term business		449	406	870
General insurance commission		23	27	51
Total UK insurance operations		472	433	921
M&G		143	102	238
Total		615	535	1,159
Other income and expenditure				
Investment return and other income		5	13	22
Interest payable on core structural borrowings		(129)	(84)	(209)
Corporate expenditure:				
Group Head Office		(86)	(74)	(146)
Asia Regional Head Office		(27)	(23)	(57)
Charge for share-based payments for Prudential schemes		(3)	(11)	(5)
Charge for expected asset management margins[ii]		(22)	(16)	(38)
Total		(262)	(195)	(433)
Solvency II implementation costs		(22)	–	–
Restructuring costs[iii]		(5)	(14)	(27)
Operating profit based on longer-term investment returns[iv]		1,677	1,246	3,090
Analysed as profits (losses) from:				
New business:				
Excluding Japan	2	892	700	1,619
Japan[v]		(1)	(9)	(12)
Total		891	691	1,607
Business in force	3	861	617	1,601
Long-term business		1,752	1,308	3,208
Asset management		194	125	297
Other results		(269)	(187)	(415)
Total		1,677	1,246	3,090

FINANCIAL STATEMENTS

45

European Embedded Value (EEV) basis results › continued Operating profit based on longer-term investment returns1 continued Notes i EEV basis operating profit based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. In addition, in half year 2010 the Company incurred costs in relation to the termination of the agreement for the combination of Prudential with AIA Group Limited which have been shown separately from operating profit based on longer-term investment returns. In 2009, during the severe equity market conditions experienced in the first quarter, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail events on the Group IGD capital position. These contracts were in addition to the Group’s regular operational hedging programmes. It also disposed of its Taiwan agency business. The effect of these items has been shown separately from operating profit based on longer-term investment returns. The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these statements. ii The value of future profits or losses from asset management and service companies that support the Group’s covered businesses are included in the profits for new business and the in-force value of the Group’s long-term business. The results of the Group’s asset management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the expected margins for the period on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business. iii Restructuring costs comprise the charge of £(3) million recognised on an IFRS basis and an additional £(2) million recognised on the EEV basis for the shareholders' share of restructuring costs incurred by the PAC with-profits fund. iv In June 2009, the Group completed the sale of its Taiwan agency business. In order to facilitate comparisons of the results of the Group’s retained businesses the effect of disposal and the results of the Taiwan agency business are shown separately. v New business profits for the Group’s Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from those of the remainder of the Group. vi Exchange translation The comparative results have been prepared using previously reported exchange rates. 46 Prudential plc › 2010 Half Year Financial Report

Summary consolidated income statement

	Note	2010 £m Half year	2009 £m Half year	2009 £m Full year
Operating profit based on longer-term investment returns				
Asian operations		669	417	1,154
US operations		682	503	1,237
UK operations:				
UK insurance operations		472	433	921
M&G		143	102	238
		615	535	1,159
Other income and expenditure		(262)	(195)	(433)
Solvency II implementation costs		(22)	–	–
Restructuring costs		(5)	(14)	(27)
Operating profit based on longer-term investment returns		1,677	1,246	3,090
Short-term fluctuations in investment returns	5	(227)	(707)	351
Mark to market value movements on core borrowings	9	(42)	(108)	(795)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes		(25)	(71)	(84)
Effect of changes in economic assumptions and time value of cost of options and guarantees	6	(52)	(384)	(910)
Costs of terminated AIA transaction	4	(377)	–	–
Profit on sale and results for Taiwan agency business	17	–	91	91
Profit from continuing operations before tax (including actual investment returns)		954	67	1,743
Tax attributable to shareholders' profit	11	(140)	(52)	(481)
Profit from continuing operations after tax before non-controlling interests		814	15	1,262
Discontinued operations (net of tax)	1c	–	–	(14)
Profit for the period		814	15	1,248
Attributable to:				
Equity holders of the Company		812	14	1,245
Non-controlling interests		2	1	3
Profit for the period		814	15	1,248

Earnings per share (in pence)

	Note	2010 Half year	2009 Half year	2009 Full year
From operating profit based on longer-term investment returns, after related tax and non-controlling interests of £1,210m (half year 2009: £881m; full year 2009: £2,221m)	12	48.0p	35.4p	88.8p
Based on profit after tax and non-controlling interests of £812m (half year 2009: £14m; full year 2009: £1,245m)	12	32.2p	0.6p	49.8p

Dividends per share (in pence)

	2010 Half year	2009 Half year	2009 Full year
Dividends relating to reporting period:			
Interim dividend (2010 and 2009)	6.61p	6.29p	6.29p
Second interim dividend (2009)	–	–	13.56p
Total	6.61p	6.29p	19.85p
Dividends declared and paid in reporting period:			
Current year interim dividend	–	–	6.29p
Second interim/final dividend for prior year	13.56p	12.91p	12.91p
Total	13.56p	12.91p	19.20p

FINANCIAL STATEMENTS

47

European Embedded Value (EEV) basis results > continued

Movement in shareholders' equity (excluding non-controlling interests)

	Note	2010 £m Half year	2009 £m Half year	2009 £m Full year
Profit for the period attributable to equity shareholders		812	14	1,245
Items taken directly to equity:				
Exchange movements on foreign operations and net investment hedges:				
Exchange movements arising during the period		806	(1,098)	(761)
Related tax		(8)	(6)	11
Dividends		(344)	(322)	(481)
New share capital subscribed		39	96	141
Reserve movements in respect of share-based payments		15	18	29
Treasury shares:				
Movement in own shares held in respect of share-based payment plans		8	7	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		4	(8)	(3)
Mark to market value movements on Jackson assets backing surplus and required capital (gross movement)		103	97	205
Related tax		(36)	(34)	(72)
Net increase (decrease) in shareholders' equity	10	1,399	(1,236)	317
Shareholders' equity at beginning of period (excluding non-controlling interests)	7,10	15,273	14,956	14,956
Shareholders' equity at end of period (excluding non-controlling interests)	7,10	**16,672**	13,720	15,273

Comprising:	Note	30 Jun 2010 £m Long-term business operations	30 Jun 2010 £m Asset management and other operations	30 Jun 2010 £m Total	30 Jun 2009 £m Long-term business operations	30 Jun 2009 £m Asset management and other operations	30 Jun 2009 £m Total	31 Dec 2009 £m Long-term business operations	31 Dec 2009 £m Asset management and other operations	31 Dec 2009 £m Total
Asian operations:										
Net assets of operation		6,736	180	6,916	5,164	144	5,308	5,781	161	5,942
Acquired goodwill		235	61	296	80	61	141	80	61	141
		6,971	241	7,212	5,244	205	5,449	5,861	222	6,083
US operations:										
Net assets of operation		4,984	111	5,095	3,852	85	3,937	4,122	95	4,217
Acquired goodwill		–	16	16	–	16	16	–	16	16
		4,984	127	5,111	3,852	101	3,953	4,122	111	4,233
UK insurance operations:										
Net assets of operation		5,442	17	5,459	4,658	19	4,677	5,439	37	5,476
M&G										
Net assets of operation		–	190	190	–	178	178	–	173	173
Acquired goodwill		–	1,153	1,153	–	1,153	1,153	–	1,153	1,153
		–	1,343	1,343	–	1,331	1,331	–	1,326	1,326
		5,442	1,360	6,802	4,658	1,350	6,008	5,439	1,363	6,802
Other operations:										
Holding company net borrowings at market value	9	–	(2,343)	(2,343)	–	(861)	(861)	–	(1,780)	(1,780)
Other net liabilities		–	(110)	(110)	–	(829)	(829)	–	(65)	(65)
		–	(2,453)	(2,453)	–	(1,690)	(1,690)	–	(1,845)	(1,845)
Shareholders' equity at end of period (excluding non-controlling interests)		17,397	(725)	16,672	13,754	(34)	13,720	15,422	(149)	15,273
Representing:										
Net assets		17,162	(1,955)	15,207	13,674	(1,264)	12,410	15,342	(1,379)	13,963
Acquired goodwill		235	1,230	1,465	80	1,230	1,310	80	1,230	1,310
		17,397	(725)	16,672	13,754	(34)	13,720	15,422	(149)	15,273

48 Prudential plc > 2010 Half Year Financial Report

	30 Jun 2010	30 Jun 2009	31 Dec 2009
Net asset value per share (in pence)			
Based on EEV basis shareholders' equity of £16,672m			
(half year 2009: £13,720m; full year 2009: £15,273m)	**657p**	544p	603p
Number of issued shares at period end (millions)	**2,539**	2,524	2,532
Annualised return on embedded value*	**16%**	12%	15%

*Annualised return on embedded value is based on EEV operating profit after tax and non-controlling interests as a percentage of opening EEV basis shareholders' equity. Half year profits are annualised by multiplying by two.

Summary statement of financial position

		2010 £m	2009 £m	
	Note	30 Jun	30 Jun	31 Dec
Total assets less liabilities, before deduction for insurance funds		**214,771**	175,714	201,501
Less insurance funds:*				
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds		**(207,610)**	(170,994)	(195,230)
Less shareholders' accrued interest in the long-term business		**9,511**	9,000	9,002
		(198,099)	(161,994)	(186,228)
Total net assets	7,10	**16,672**	13,720	15,273
Share capital		**127**	126	127
Share premium		**1,856**	1,840	1,843
IFRS basis shareholders' reserves		**5,178**	2,754	4,301
Total IFRS basis shareholders' equity	7	**7,161**	4,720	6,271
Additional EEV basis retained profit	7	**9,511**	9,000	9,002
Shareholders' equity (excluding non-controlling interests)	7,10	**16,672**	13,720	15,273

*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

FINANCIAL STATEMENTS

49

Notes on the EEV basis results 1 Basis of preparation, methodology and accounting presentation The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS). The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The EEV basis results for 2010 and 2009 half years are unaudited. The 2009 full year results have been derived from the EEV basis results supplement to the Company’s statutory accounts for 2009. The supplement included an unqualified audit report from the auditors. a Covered business The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results of the Group’s other operations. The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management. With two principal exceptions, covered business comprises the Group’s long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of the Group’s principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). A small amount of UK group pensions business is also not modelled for EEV reporting purposes. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. As regards PSPS, the deficit funding liability attaching to the shareholder-backed business is included in the total for Other operations, reflecting the fact that the deficit funding is being paid for by the parent company, Prudential plc. b Methodology i Embedded value Overview The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises: • present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in required capital; • locked-in required capital; and • shareholders’ net worth in excess of required capital (free surplus). The value of future new business is excluded from the embedded value. Notwithstanding the basis of presentation of results (as explained in note 1c(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 1c(i). Valuation of new business The contribution from new business represents profits determined by applying operating assumptions as at the end of the period. In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point-of-sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used. Valuation movements on investments With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders’ equity as they arise. The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis. However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held for the longer-term. Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity. 50 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS Value of in-force business The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for. The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the period. Cost of capital A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital. The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off. Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital. Financial options and guarantees Nature of options and guarantees in Prudential’s long-term business Asian operations Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements. Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequent with market conditions are written in the Korean life operations and also are a feature of the UOB in-force book acquired in 2010. The amounts in these operations are to a much lesser extent than the policies written by the Taiwan Life business which was sold in the first half of 2009, as detailed in note 17. US operations (Jackson) The principal options and guarantees in Jackson are associated with the fixed annuity and Variable Annuity (VA) lines of business. Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (for all periods for which results are prepared in this report), depending on the particular product, jurisdiction where issued, and date of issue. At half year 2010, 83 per cent (half year 2009: 84 per cent; full year 2009: 82 per cent) of the account values on fixed annuities relates to policies with guarantees of 3.0 per cent or less. The average guarantee rate for half year 2010 is 2.9 per cent (half year 2009: 3.0 per cent; full year 2009: 3.0 per cent). Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time. Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)) and minimum accumulation, death and income benefits. Jackson hedges these risks using equity options and futures contracts. These guarantees generally protect the policyholder’s value in the event of poor equity market performance. Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities. UK insurance operations The only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund and SAIF. With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund held a provision on the Pillar I Peak 2 basis of £31 million at 30 June 2010 (30 June 2009: £37 million; 31 December 2009: £31 million) to honour guarantees on a small amount of guaranteed annuity option products. Beyond the generic features and the provisions held in respect of guaranteed annuities described above, there are very few explicit options or guarantees of the with-profits fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels. The Group’s main exposure to guaranteed annuity options in the UK is through SAIF and a provision on the Pillar I Peak 2 basis of £321 million (30 June 2009: £344 million; 31 December 2009: £284 million) was held in SAIF at 30 June 2010 to honour the guarantees. 51

Notes on the EEV basis results >  continued 1 Basis of preparation, methodology and accounting presentation continued Time value The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value). Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 16. ii Level of required capital In adopting the EEV Principles, Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply: • Asian operations: the level of required capital has been set at the higher of local statutory requirements and the economic capital requirement; • US operations: the level of required capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and • UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole, which for half year 2010 and 2009 was Pillar I. iii Allowance for risk and risk discount rates Overview Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model. Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features. The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market and non-credit risks are considered to be diversifiable. Market risk allowance The allowance for market risk represents the multiple of beta x equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group’s businesses. The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta. Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping. Additional credit risk allowance The Group’s methodology is to allow appropriately for credit risk. The allowance for credit risk is to cover: • expected long-term defaults; • credit risk premium (to reflect the volatility in default levels); and • short-term downgrades and defaults. These allowances are initially reflected in determining best-estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate. The practical application of the allowance for credit risk varies depending upon the type of business as described below. Asian operations For Asian operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required. 52 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS US business For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate. For half year 2010 and full year 2009 the risk discount rate incorporates an additional allowance for credit risk premium and short-term defaults for general account business of 150 basis points and for variable annuity business of 30 basis points to reflect the fact that a proportion of the variable annuity business is allocated to the general account. The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products. For half year 2009 and previously, allowance for these elements of credit risk was recognised only in the risk margin reserve charge and to the extent implicit within the market risk allowance. UK business a Shareholder-backed annuity business For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential’s assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, credit risk premium and short-term downgrades and defaults. For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and additional short-term default allowance are incorporated into the risk margin included in the discount rate. b With-profit fund PAL annuity business For UK annuity business written by PAL the basis for determining the appropriate aggregate allowance for credit risk has been aligned with that of UK shareholder-backed annuity business with effect from full year 2009, so as also to include provision for short-term defaults and credit risk premium. The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund. For half year 2009 the allowance for credit risk was for best estimate defaults. c With-profit fund holdings of debt securities The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. For the half year 2010 and full year 2009 results the assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium. For the half year 2009 results the Company’s projected rate of return on debt securities of the with-profits fund was determined assuming levels of credit spreads, longer-term default allowance and discount rate methodology that were unchanged relative to those used at 31 December 2007. Allowance for non-diversifiable non-market risks Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied. For UK shareholder-backed annuity business, a margin of 100 basis points is used to cover the non-diversifiable non-market risks associated with the business. For the Group’s other business a margin of 50 basis points is generally applied with, where necessary, an additional allowance for emerging market risk. The additional 50 basis points for UK annuities business reflects the longevity risk which is of particular relevance. iv Management actions In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management. v With-profits business and the treatment of the estate The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders’ interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profit funds of the Group’s Asian operations. 53

Notes on the EEV basis results >  continued 1 Basis of preparation, methodology and accounting presentation continued vi Pension costs The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two, much smaller, schemes are the Scottish Amicable and M&G schemes. There is also a small scheme in Taiwan, but as part of the sale of the Taiwan agency business completed in June 2009, the Group settled the majority of the obligations under the scheme as a significant number of employees were transferred out. Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19 that apply the principles of IFRIC 14, providing guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset. Under the EEV basis the IAS 19 basis surpluses (to the extent not restricted under IFRIC 14) or deficits are initially allocated in the same manner. The shareholders’ 10 per cent interest in the PAC with-profits fund estate is determined after inclusion of the portion of the IAS 19 basis surpluses or deficits attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on the Scottish Amicable Pension Scheme are reflected as part of UK operations and for other defined benefit schemes the adjustments are reflected as part of Other operations’, as shown in note 7. Separately, the projected cash flows of in-force covered business include the cost of contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results. vii Debt capital Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment. viii Foreign currency translation Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period-end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting. c Accounting presentation i Analysis of profit before tax To the extent applicable, presentation of the EEV profit for the period is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns and, except as explained in note (iv) below, the unwind of discount on the value of in-force business. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non-operating results comprise short-term fluctuations in investment returns, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. In half year 2010 the company incurred costs in relation to the termination of the agreement for the combination of Prudential with AIA Group Limited which have been shown separately from operating profit based on longer-term investment returns. In 2009, during the severe equity market conditions experienced in the first quarter, coupled with historically high equity volatility, the Group incurred non-recurrent costs from an exceptional short-dated hedge to protect against potential tail events on the Group IGD capital position in addition to regular operational hedging programmes. These costs have been shown separately within short-term fluctuations in investment returns for half year and full year 2009. Also, in June 2009, the Group completed the disposal of the Taiwan agency business. The effect of this disposal and the results of the Taiwan agency business have been presented separately outside of the operating result. ii Operating profit For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market movements. For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of year-end risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in force adjusted to reflect period-end projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity. For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may from time to time take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is reflected in the result for the year. In general, the effect is booked in operating results. iii Effect of changes in operating assumptions Operating profits include the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions. 54 Prudential plc > 2010 Half Year Financial Report

iv Unwind of discount and other expected returns

The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period.

For UK insurance operations the amount included within operating results based on longer-term returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on additional value representing the shareholders' share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1b(v) above), and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed.

v Pension costs

Profit before tax

Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in note 1b(iv) and (v), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses

For pension schemes in which the IAS 19 position reflects the difference between the assets and liabilities of the scheme, actuarial and other gains and losses comprise:

- the difference between actual and expected return on the scheme assets;
- experience gains and losses on scheme liabilities;
- the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and
- for pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses reflect the movement in estimates of deficit funding requirements.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results.

vi Effect of changes in economic assumptions and time value of cost of options and guarantees

Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions and the time value of cost of options and guarantees resulting from changes in economic factors are recorded in non-operating results.

vii Taxation

The profit for the period for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK, the effective rate is the currently enacted UK corporation tax rate of 28 per cent. For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. Effects on statutory tax for the period affect the overall tax rate. For Asia, similar principles apply subject to the availability of taxable profits.

viii Inter-company arrangements

The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

ix Foreign exchange rates

Foreign currency results have been translated as discussed in note 1b(viii), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 30 Jun 2010	Average for the 6 months to 30 Jun 2010	Closing rate at 30 Jun 2009	Average for the 6 months to 30 Jun 2009	Closing rate at 31 Dec 2009	Average for 2009
Hong Kong	11.65	11.85	12.76	11.57	12.52	12.14
Indonesia	13,562.15	14,007.05	16,810.22	16,449.33	15,171.52	16,173.28
Japan	132.39	139.43	158.90	142.71	150.33	146.46
Malaysia	4.84	5.04	5.79	5.35	5.53	5.51
Singapore	2.09	2.13	2.38	2.23	2.27	2.27
Taiwan	48.07	48.61	54.03	50.01	51.65	51.65
US	1.50	1.53	1.65	1.49	1.61	1.57

x Discontinued operations

The charge of £(14) million in full year 2009, which is net of nil tax, reflects completion adjustments for a previously disposed business.

FINANCIAL STATEMENTS

55

Notes on the EEV basis results > continued

2 Analysis of new business contribution[v]

	Period ended 30 Jun 2010						
	New business premiums		Annual premium and contribution equivalents (APE) note i	Present value of new business premiums (PVNBP) note i	Pre-tax new business contribution notes ii, iii	New business margin note i	
	Single £m	Regular £m	£m	£m	£m	(APE) %	(PVNBP) %
Asian operations[note vi]	430	670	713	3,316	396	56	11.9
US operations[note iv]	5,493	11	560	5,569	361	64	6.5
UK insurance operations	2,438	138	382	3,081	135	35	4.4
Total	8,361	819	1,655	11,966	892	54	7.5

	Period ended 30 Jun 2009						
	New business premiums		Annual premium and contribution equivalents (APE) note i	Present value of new business premiums (PVNBP) note i	Pre-tax new business contribution notes ii, iii	New business margin note i	
	Single £m	Regular £m	£m	£m	£m	(APE) %	(PVNBP) %
Asian operations[note vi]	327	492	524	2,551	286	55	11.2
US operations[note iv]	3,798	12	392	3,889	292	74	7.5
UK insurance operations	2,451	131	376	3,062	122	32	4.0
Total	6,576	635	1,292	9,502	700	54	7.4

	Year ended 31 Dec 2009						
	New business premiums		Annual premium and contribution equivalents (APE) note i	Present value of new business premiums (PVNBP) note i	Pre-tax new business contribution notes ii, iii	New business margin note i	
	Single £m	Regular £m	£m	£m	£m	(APE) %	(PVNBP) %
Asian operations[note vi]	785	1,131	1,209	5,982	725	60	12.1
US operations[note iv]	8,885	24	912	9,048	664	73	7.3
UK insurance operations	4,768	246	723	5,902	230	32	3.9
Total	14,438	1,401	2,844	20,932	1,619	57	7.7

	New business margin (APE) %		
	2010 Half year	2009 Half year	2009 Full year
Asian operations:[note vi]			
China	44	45	50
Hong Kong	72	76	70
India	20	19	19
Indonesia	71	61	73
Korea	45	36	44
Taiwan	19	15	18
Other	74	84	87
Weighted average for all Asian operations	56	55	60

Notes

i New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP) and are calculated as the ratio of the value of new business profit to APE and PVNBP. APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

ii In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

iii New business contributions represent profits determined by applying operating assumptions as at the end of the period. In general, the use of point-of-sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods. However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use assumptions reflecting point-of-sale market conditions, consistent with how the business was priced. In practice, the only area within the Group where this has a material effect is for UK shareholder-backed annuity and lifetime mortgage business. For other business within the Group end of period economic assumptions are used.

iv The decrease in new business margin for US operations from half year and full year 2009 to half year 2010 primarily reflects the changes to the assumed new business spread margins for Fixed Annuity and Fixed Index Annuity business as described in note 16b.

v The half year and full year 2009 comparatives shown in the table are translated at average exchange rates for the period.

vi The tables above include new business for the Taiwan bank distribution operation. New business excludes the Taiwan Agency business, which was sold in June 2009 (as explained in note 17) and the Japanese insurance operations, in which the Company ceased selling new business from 15 February 2010.

56 Prudential plc > 2010 Half Year Financial Report

3 Operating profit from business in force

Group summary

	Period ended 30 Jun 2010 £m			
	Asian operations note i	US operations note ii	UK operations note iii	Total
Unwind of discount and other expected returns	300	181	292	773
Effect of changes in operating assumptions	(14)	3	–	(11)
Experience variances and other items	(45)	122	22	99
Total	241	306	314	861

	Period ended 30 Jun 2009 £m			
	Asian operations note i	US operations note ii	UK operations note iii	Total
Unwind of discount and other expected returns	248	142	291	681
Effect of changes in operating assumptions	(64)	(13)	–	(77)
Experience variances and other items	(60)	80	(7)	13
Total	124	209	284	617

	Year ended 31 Dec 2009 £m			
	Asian operations note i	US operations note ii	UK operations note iii	Total
Unwind of discount and other expected returns	489	344	588	1,421
Effect of changes in operating assumptions	(12)	101	–	89
Experience variances and other items	(85)	124	52	91
Total	392	569	640	1,601

Notes

Analysis by business unit

i Asian operations

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Unwind of discount and other expected returns[a]	300	248	489
Effect of changes in operating assumptions:			
Mortality and morbidity[b]	(2)	–	26
Expense[c]	10	(9)	(32)
Persistency[d]	(8)	(60)	(78)
Other[e]	(14)	5	72
	(14)	(64)	(12)
Experience variances and other items:			
Mortality and morbidity[f]	28	21	52
Expense[g]	(31)	(31)	(43)
Persistency[h]	(41)	(47)	(76)
Other	(1)	(3)	(18)
	(45)	(60)	(85)
	241	124	392

Notes

a The increase in unwind of discount and other expected returns from £248 million for half year 2009 to £300 million for half year 2010 mainly arises from the growth in the in-force book.

b The favourable effect of £26 million in full year 2009 for mortality and morbidity assumption changes primarily arises in Indonesia of £24 million reflecting recent experience.

c The credit of £10 million in half year 2010 for expense assumption changes primarily arises in Vietnam of £9 million. The charge of £(32) million in full year 2009 for strengthened expense assumptions arises principally in Hong Kong of £(23) million with the balance across the regions.

d The charge of £(8) million in half year 2010 for the effect of changes in persistency assumptions arises in India for changes in the paid-up assumption on linked business. The negative effects of the change in persistency assumptions of £(60) million in half year 2009 and £(78) million in full year 2009 are mainly a direct consequence of the impact on policyholders' savings behaviour from adverse economic and market conditions, arising mostly with investment related products, principally in Korea (half year 2009: £(23) million; full year 2009: £(25) million), and Hong Kong (half year 2009: £(14) million; full year 2009: £(12) million) and also in Indonesia in full year 2009 of £(24) million.

e The effect of other assumption changes for full year 2009 of £72 million comprises the one-off positive impact of £69 million for altered projected net of tax cash flows arising from a regulatory reclassification of health and protection products in Hong Kong, a credit of £13 million for the effect of altered application of the Group's EEV methodology and a net charge of £(10) million for other items. The £13 million effect comprises adjustments for asset management margins in Indonesia and Korea of £37 million and a charge of £(24) million to better align the assumed capital requirement with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam, and other minor adjustments with a neutral net effect.

FINANCIAL STATEMENTS

57

Notes on the EEV basis results > continued

3 Operating profit from business in force continued

f The favourable effects of £28 million for half year 2010 (half year 2009: £21 million; full year 2009: £52 million) relating to mortality and morbidity experience variances reflect better than expected experience across the territories.

g The negative expense experience variance of £(31) million for half year 2010 and £(43) million in full year 2009 arises across the territories, including Korea of £(9) million for half year 2010 and £(10) million for full year 2009, which reflect the lower level of sales in both periods and in Taiwan following the sale of the Agency business, for which the negative variances are £(5) million and £(8) million respectively. The charge for half year 2009 of £(31) million primarily arises from small negative expense variances across most territories reflecting the lower level of sales in the period.

Also included for all periods are expense overruns for operations which are at a relatively early stage of development, for which actual expenses are in excess of those factored into the product pricing. This represents a charge of £(12) million for half year 2010 and £(16) million for full year 2009.

h The negative persistency experience variance of £(41) million in half year 2010 principally arises in India of £(12) million, primarily relating to higher paid-ups and surrenders on unit-linked business and in Indonesia with an impact of £(11) million, which in part reflects adverse first year lapse experience. Also included is a charge of £(8) million in Malaysia, reflecting higher partial withdrawal for unit-linked business as a result of the significant rise in the local equity market and a charge of £(6) million in Korea, for which the improvement from 2009 levels reflects the implementation of persistency improvement programmes in 2010. The charge of £(47) million in half year 2009 relating to negative persistency experience mainly arises as customers have withdrawn from investment-related products (for which assumptions have been strengthened as explained above), including a charge in Korea of £(18) million. The charge of £(76) million in full year 2009 relating to negative persistency experience arises across the region with the largest impacts in Korea (£(29) million), India (£(11) million) and Japan (£(9) million).

ii US operations

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Unwind of discount and other expected returns[a]	181	142	344
Effect of changes in operating assumptions:			
Guaranteed Minimum Withdrawal Benefit (GMWB) policyholder behaviour[b]	–	–	156
Mortality[c]	10	35	33
Variable Annuity (VA) fees[d]	27	(14)	(13)
Other[e]	(34)	(34)	(75)
	3	(13)	101
Experience variances and other items:			
Spread experience variance[f]	61	4	(3)
Amortisation of interest-related realised gains and losses[f]	47	34	59
Other[g]	14	42	68
	122	80	124
	306	209	569

Notes

a The increase in unwind of discount and other expected returns from £142 million for half year 2009 to £181 million for half year 2010 mainly arises from the growth in the in-force book and increase in the weighted risk discount rate.

b The positive impact of the change in GMWB policyholder behaviour assumptions of £156 million for full year 2009 reflects the altered assumptions relating to the utilisation of withdrawal features available to policyholders on VA contracts which have been modified to take account of the more recent experience of policyholder behaviour when benefits are 'in the money'. Previously, policyholder behaviour for the utilisation of GMWB was assumed to be largely driven by the extent to which benefits were in the money. For full year 2009, the assumption has been altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilisation levels.

c The credit of £10 million for updates to mortality assumptions in half year 2010 represents a credit of £29 million for business other than variable annuity reflecting recent experience, partially offset by a negative effect on variable annuity business of £(19) million for a change in the modelling of mortality rates. The £35 million credit for mortality in half year 2009 and the £33 million credit for mortality in full year 2009 primarily reflects lower mortality rates for the Life of Georgia business, based upon actual experience since the acquisition of the business in 2005.

d The effect of the change of assumption for VA fees represents the capitalised value of the change in the projected level of policyholder advisory fees, which vary according to the size and mix of VA funds. The credit of £27 million for half year 2010 reflects an increase in the projected level of fees paid by policyholders, according to the current fund mix. The negative effect of the change in half year and full year 2009 of £(14) million and £(13) million respectively represents a reduction in the level of fees.

e The charge of £(34) million for other operating assumption changes in half year 2010 includes a credit of £4 million for the overall effect of changes to persistency assumptions and the net effect of a number of items including a charge of £(19) million for the altered projection of life reserves run-off. The charge of £(34) million for other operating assumption changes for half year 2009 includes a charge for the effect of changes in persistency assumptions of £(56) million reflecting £(30) million for an increase in the assumed utilisation of the partial withdrawal option on Variable and Fixed Annuity business, and £(26) million for the effect of other altered lapse rates, in line with experience. The effect of other changes in assumptions in full year 2009 of £(75) million primarily represents the negative impact of changes in persistency assumptions of £(53) million, reflecting an increase in the assumed utilisation of the partial withdrawal option on Variable and Fixed Annuity business of £(29) million and £(24) million for the effect of other altered lapse rates, in line with experience.

f The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults. Spread experience variance is better assessed in the context of both spread and amortisation of interest-related realised gains and losses. Amortisation of interest-related gains and losses reflects the same treatment applied to the supplementary analysis of IFRS profit. When bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits. The net effect on the EEV results of these two items for half year 2010 is a credit of £108 million (half year 2009: £38 million; full year 2009: £56 million) with half year 2010 primarily reflecting income from portfolio duration management in the period of £48 million. The increase in amortisation of interest-related realised gains and losses from half year 2009 of £34 million to £47 million in half year 2010 reflects the increased level of realised gains in the second half of 2009.

g The credit of £14 million for other experience variances for half year 2010 and credit of £42 million for half year 2009 primarily relate to favourable expense, mortality and persistency experience variances. The credit of £68 million for other items for full year 2009 primarily represents favourable expense experience variance of £40 million relating to marketing expenses and positive mortality experience of £32 million primarily relating to life products.

58 Prudential plc > 2010 Half Year Financial Report

iii UK insurance operations

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Unwind of discount and other expected returns	292	291	588
Other items[note]	22	(7)	52
	314	284	640

Note
Other items for half year 2010 of a credit of £22 million mainly relates to changes in the proportion married assumption used within the valuation of immediate annuity business. For full year 2009, other items of a credit of £52 million includes a positive £22 million for the effects of rebalancing the UK annuity business asset portfolio backing the liabilities to policyholders arising from the altered value arising from the revised projected yield and allowances for default risk.

4 Costs of terminated AIA transaction

The following costs were incurred in relation to the proposed, and now terminated, transaction to purchase AIA Group Limited and related rights issue.

	2010 £m Half year
Termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66
Total costs before tax	377
Associated tax relief	(93)
Total costs after tax	284

5 Short-term fluctuations in investment returns

	2010 £m	2009 £m	
	Half year	Half year	Full year
Insurance operations:			
Asia[note i]	(21)	101	437
US[note ii]	(140)	(304)	(401)
UK[note iii]	(78)	(363)	445
Other operations:			
IGD hedge costs[note iv]	–	(216)	(235)
Other[note v]	12	75	105
Total	(227)	(707)	351

Notes
i Asian operations

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Singapore	(42)	72	159
Hong Kong	(31)	(15)	113
Vietnam	14	(14)	(47)
Other operations	38	58	212
	(21)	101	437

For half year 2010 short-term fluctuations for Asian operations of £(21) million primarily reflect the deterioration in equity markets, particularly in Hong Kong and Singapore, partly offset by the impact of positive bond returns, mainly arising in Vietnam. For half year 2009 short-term fluctuations for Asian operations of £101 million reflect the effect of strong equity market performance across the region offset by the impact of negative bond returns, particularly in Hong Kong, Malaysia and Singapore. In addition, in Vietnam there was a switch in the portfolio from equities to other assets in early 2009. The short-term fluctuations in investment returns in Asia for full year 2009 of £437 million reflect the effect of strong equity market performance in particular for participating business and unit-linked business where the in-force value benefits from increases in shareholder transfers and from the capitalisation of increased projected fees due to the higher asset base at the end of the year.

FINANCIAL STATEMENTS

59

Notes on the EEV basis results > continued

5 Short-term fluctuations in investment returns continued

ii US operations

The fluctuations for US operations comprise the following items:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Actual realised losses less default assumption and amortisation of interest-related gains and losses for fixed income securities and related swap transactions[a]	(175)	(287)	(367)
Actual less long-term return on equity based investments and other items[b]	5	(75)	(144)
Investment return related gain due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns, net of related hedging activity for equity related products[c]	30	58	110
Total Jackson	(140)	(304)	(401)

Notes

a The charges relating to fixed income securities for all periods shown above primarily represents the excess of the credit-related losses in the year on the US statutory basis over the amortisation of interest-related gains and longer-term default assumption included within operating profit.

b The charge in full year 2009 of £(144) million for actual less long-term return on equity based investments and other items primarily relates to the shortfall of actual return against the expected return on investments in limited partnerships.

c This item arises due to the market returns, net of related hedging activity, being higher or lower than the assumed longer-term rate of return. This gives rise to higher or lower than expected period end values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. For half year 2010 the US equity market returns were approximately negative 3.3 per cent compared to the assumed longer-term rate of 3.25 per cent for the period which was more than offset by the impact of hedging activity. For half year and full year 2009, the US equity market returns were approximately positive 5.3 per cent (full year 2009: 24 per cent) compared to the assumed longer-term rate of 3.55 per cent (full year 2009: 7.4 per cent).

iii UK insurance operations

The short-term fluctuations in investment returns for UK insurance operations represents:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
With-profits[a]	(76)	(270)	430
Shareholder-backed annuity[b]	17	(60)	(40)
Unit-linked and other[c]	(19)	(33)	55
	(78)	(363)	445

Notes

a For with-profits business the charge for half year 2010 of £(76) million (half year 2009: £(270) million) reflects the positive 2.6 per cent (half year 2009: negative one per cent) actual investment return on the PAC with-profits fund against an assumed rate of 3.3 per cent for both periods. The credit for full year 2009 of £430 million reflects the positive variance of 8.6 per cent against the assumed long-term return for the investments covering policyholder liabilities and unallocated surplus.

b Short-term fluctuations in investment returns for shareholder-backed annuity business include gains (losses) on surplus assets relative to the expected return due to a fall (rise) in yields and mismatching profits and losses arising from the impacts of changes in yields on assets and liabilities of differing durations. The short-term fluctuations in investment returns for half year 2010 of a credit of £17 million primarily represent gains arising on surplus assets of £47 million, partially offset by mismatching losses of £(28) million. The charge of £(60) million for half year 2009 primarily relates to losses on surplus assets. For full year 2009, the charge of £(40) million represents mismatching losses of £(105) million, partially offset by better than expected default experience of £22 million with the remaining balance of £43 million consisting of positive movements in other asset values partially offset by losses on surplus assets.

c The charge of £(19) million for half year 2010, £(33) million for half year 2009 and the credit of £55 million in full year 2009 relate primarily to unit-linked business representing the (decrease) increase in capitalised value of future fees arising from the (negative) positive movements in market values experienced during the relevant reporting periods.

iv IGD hedge costs

During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts expired in 2009 and have not been renewed.

v Other operations

Short-term fluctuations in investment returns of Other operations, in addition to the previously discussed IGD hedge costs, arise from:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	–	69	28
Unrealised value movements on Prudential Capital bond portfolio	12	2	66
Unrealised value movements on investments held by Other operations	–	4	11
	12	75	105

60 Prudential plc > 2010 Half Year Financial Report

6 Effect of changes in economic assumptions and time value of cost of options and guarantees

The effects of changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the profit from continuing operations before tax (including actual investment returns) arise as follows:

	Half year 2010 £m			Half year 2009 £m			Full year 2009 £m		
	Change in economic assumptions	Change in time value of cost of options and guarantees	Total	Change in economic assumptions	Change in time value of cost of options and guarantees	Total	Change in economic assumptions	Change in time value of cost of options and guarantees	Total
Asian operations[note i]	**(61)**	**5**	**(56)**	(86)	(3)	(89)	(165)	(9)	(174)
US operations[note ii]	**(20)**	**6**	**(14)**	(60)	24	(36)	(528)	10	(518)
UK insurance operations[notes iii,iv]	**25**	**(7)**	**18**	(264)	5	(259)	(270)	52	(218)
Total	**(56)**	**4**	**(52)**	(410)	26	(384)	(963)	53	(910)

Notes

i The charge of £(61) million for the effect of changes in economic assumptions in half year 2010 primarily reflects the effects of derisking certain asset portfolios in Hong Kong and Singapore with a total impact of a charge of £(96) million partially offset by the effects of routine adjustments for changes in economic factors. The charge for half year 2009 of £(86) million and full year 2009 of £(165) million primarily reflects increases in risk discount rates and fund earned rates (as shown in note 16b), with the largest impact arising for Hong Kong US dollar denominated business arising from the increase in US dollar government bond yields. For full year 2009 the £(165) million charge is net of a credit of £96 million for the effect of altered economic assumptions for Indonesia and Korea arising from a change in the application of the Group's methodology for these operations (as discussed in note 16b).

ii The charge of £(20) million for the effect of changes in economic assumptions for US operations for half year 2010 reflects the following:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Effect of changes in 10-year treasury rates, beta and equity risk premium:[a]			
Fixed annuity and other general account business	**125**	(253)	(410)
Variable Annuity (VA) business	**(145)**	193	183
Increase in risk margin allowance for credit risk[b]	**–**	–	(301)
	(20)	(60)	(528)

Notes

a For Jackson, the charge for the effect of changes in economic assumptions represents the aggregate of the effects of changes to projected returns and the risk discount rate. The risk discount rate, as discussed in note 1b(iii), represents the aggregate of the risk-free rate and margin for market risk, credit risk and non-diversifiable non-market risk.

For fixed annuity and other general account business the effect of changes to the risk-free rate, which is defined as the 10-year treasury rate, is reflected in the risk discount rate. This discount rate is in turn applied to projected cash flows which principally reflect projected spread, which is largely insensitive to changes in the risk-free rate. For VA business, changes to the risk-free rate are also reflected in determining the risk discount rate. However, the projected cash flows are also reassessed for altered investment returns on the underlying separate account assets from which fees are charged. For half year 2010, the effect of these changes resulted in an overall credit for fixed annuity and other general account business of £125 million and a charge of £(145) million for VA business reflecting the reduction of 0.9 per cent in the risk-free rate (as shown in note 16b).

For half year and full year 2009, the effect of these changes resulted in an overall charge on fixed annuity and other general account business of £(253) million and £(410) million respectively and an overall credit on VA business of £193 million and £183 million, reflecting the increase in the risk-free rate of 1.3 per cent and 1.6 per cent for these periods.

b From full year 2009, the Group has included an additional allowance for credit risk. In determining this allowance a number of factors were considered. These factors, in particular, include:

i How much of the credit spread on debt securities represents an increased credit risk not reflected in the Risk Margin Reserve (RMR) long-term default assumptions, and how much is liquidity premium. In assessing this effect consideration has been given to a number of approaches to estimating the liquidity premium by considering statistical data over the four years from 2006 to 2009, and

ii Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit loss to policyholders (subject to guarantee features) through lower crediting rates. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

After taking these and other more detailed factors into account and, based on market conditions in late 2009, the risk discount rate for general account business was increased by 150 basis points as an additional allowance for credit risk. For VA business, the additional allowance increase was set at 20 per cent of the non-VA business increase to reflect the fact that a proportion of the VA business is allocated to general account holdings of debt securities. For half year 2010 these additional allowances have been maintained at 2009 levels, reflecting June 2010 market conditions.

The additional allowance to be applied in future reporting periods will be altered, as necessary, for future credit conditions and as the business in force alters over time.

FINANCIAL STATEMENTS

61

Notes on the EEV basis results > continued

6 Effect of changes in economic assumptions and time value of cost of options and guarantees continued

iii The effect of changes in economic assumptions of a credit of £25 million for UK insurance operations for half year 2010 comprises the effect of:

	Half year 2010 £m			Half year 2009 £m			Full year 2009 £m		
	Shareholder-backed annuity business note a	With-profits and other business note b	Total	Shareholder-backed annuity business note a	With-profits and other business note b	Total	Shareholder-backed annuity business note a	With-profits and other business note b	Total
(Decrease) increase in expected long-term rates of return	(72)	(269)	(341)	(264)	78	(186)	(284)	191	(93)
Decrease (increase) in risk discount rates	100	241	341	105	(113)	(8)	240	(311)	(71)
Other changes	–	25	25	–	(70)	(70)	25	(131)	(106)
	28	(3)	25	(159)	(105)	(264)	(19)	(251)	(270)

Notes

a For half year 2010, the effects of decreases in expected long-term rates of return and risk discount rates for shareholder-backed annuity business primarily reflect the reductions in gilt rates of 0.4 per cent, as shown in note 16b. For half year 2009, the charge of £(264) million for shareholder-backed annuity business arising as a result of a decrease in expected long-term rates of return, reflects primarily an increase in the allowance for best estimate expected defaults. This is partially offset by a credit of £105 million reflecting a decrease in risk discount rates. In full year 2009, the overall charge of £(19) million reflects the effects of regular economic assumption changes. However, the amounts for the component line items shown above reflect a change in the composition of the default allowance between best estimate levels (which are reflected in the long-term rates of return) and allowance for credit risk premium and additional short-term defaults reflected in the risk discount rate.

b For half year 2010, the charge of £(3) million for with-profits and other business reflects a decrease in fund earned rates and risk discount rates driven by the decrease in gilt rates of 0.4 per cent in the period. For half year 2009, the charge of £(105) million for with-profits and other business reflects an increase in risk discount rates, with a smaller impact from the increase in fund earned rates, primarily driven by the increase in gilt rates of 0.4 per cent in the period. In full year 2009, the charge of £(251) million for with-profits and other business reflects the fact that the risk discount rate has increased significantly more than the earned rate as a result of the revised correlation assumptions, lower equity backing ratio and very low cash return.

iv The effect of changes in time value of cost of options and guarantees of a credit of £52 million in full year 2009 for UK insurance operations primarily relates to with-profits business reflecting the effect of the improved investment return achieved in 2009, combined with an overall beneficial impact arising from changes in economic assumptions.

62 Prudential plc > 2010 Half Year Financial Report

7 Shareholders' funds – segmental analysis

	2010 £m	2009 £m	
	30 Jun	30 Jun	31 Dec
Asian operations			
Long-term business:			
Net assets of operations – EEV basis shareholders' funds	6,736	5,164	5,781
Acquired goodwill[note iii]	235	80	80
	6,971	5,244	5,861
Asset management:[note i]			
Net assets of operations	180	144	161
Acquired goodwill	61	61	61
	241	205	222
	7,212	5,449	6,083
US operations			
Jackson – EEV basis shareholders' funds (net of surplus note borrowings of £182m (half year 2009: £140m; full year 2009: £158m)[9])	4,984	3,852	4,122
Broker-dealer and asset management operations:[note i]			
Net assets of operations	111	85	95
Acquired goodwill	16	16	16
	127	101	111
	5,111	3,953	4,233
UK operations			
Insurance operations:			
Long-term business operations:			
Smoothed shareholders' funds	5,549	5,022	5,547
Actual shareholders' funds less smoothed shareholders' funds	(107)	(364)	(108)
EEV basis shareholders' funds	5,442	4,658	5,439
Other[note i]	17	19	37
	5,459	4,677	5,476
M&G:[note i]			
Net assets of operations	190	178	173
Acquired goodwill	1,153	1,153	1,153
	1,343	1,331	1,326
	6,802	6,008	6,802
Other operations			
Holding company net borrowings at market value[9]	(2,343)	(861)	(1,780)
Other net liabilities[note i]	(110)	(829)	(65)
	(2,453)	(1,690)	(1,845)
Total	16,672	13,720	15,273

Representing:

	30 Jun 2010 £m			30 Jun 2009 £m			31 Dec 2009 £m		
	Statutory IFRS basis share-holders' equity	Additional retained profit on an EEV basis	EEV basis share-holders' equity	Statutory IFRS basis share-holders' equity	Additional retained profit on an EEV basis	EEV basis share-holders' equity	Statutory IFRS basis share-holders' equity	Additional retained profit on an EEV basis	EEV basis share-holders' equity
Asian operations	1,992	4,979	6,971	1,576	3,668	5,244	1,462	4,399	5,861
US operations	3,905	1,079	4,984	2,046	1,806	3,852	3,011	1,111	4,122
UK insurance operations	1,920	3,522	5,442	1,730	2,928	4,658	1,902	3,537	5,439
Total long-term business operations	7,817	9,580	17,397	5,352	8,402	13,754	6,375	9,047	15,422
Other operations[note ii]	(656)	(69)	(725)	(632)	598	(34)	(104)	(45)	(149)
Group total	7,161	9,511	16,672	4,720	9,000	13,720	6,271	9,002	15,273

Notes

i With the exception of the share of the Prudential Staff Pension Scheme (PSPS) deficit attributable to the PAC with-profits fund, which is included in 'Other operations' net liabilities, these amounts have been determined on the statutory IFRS basis. The overall pension scheme deficit, net of tax, attributable to shareholders relating to PSPS is determined as shown below:

FINANCIAL STATEMENTS

63

Notes on the EEV basis results > continued

7 Shareholders' funds – segmental analysis continued

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
IFRS basis deficit (relating to shareholder-backed operations)	(13)	(69)	(16)
Additional EEV deficit (relating to shareholders' 10 per cent share of the IFRS basis deficit attributable to the PAC with-profits fund)	(4)	(11)	(5)
EEV basis*	(17)	(80)	(21)

*For half year 2009, the EEV basis deficit of £(80) million for other operations includes the shareholders' share of the deficit on the Scottish Amicable Pension Scheme, which from full year 2009 onwards is included within the shareholders' funds of UK long-term business operations.

ii The additional retained profit on an EEV basis for Other operations represents the mark to market value difference on holding company net borrowings of a charge of £(50) million (half year 2009: credit of £634 million; full year 2009: charge of £(26) million) and the effect of accounting for pension costs for the Prudential Staff Pension Scheme.

iii The increase in acquired goodwill for Asian long-term business operations from £80 million for full year 2009 to £235 million for half year 2010 represents £145 million arising from the acquisition of United Overseas Bank Life Assurance Limited (as shown in note 14) and £10 million for exchange rate movements.

8 Analysis of movement in free surplus

Free surplus is the market value of the net worth in excess of the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV principles. Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 1b(ii).

	Half year 2010 £m		
Long-term business and asset management operations note i	Long-term business note 13	Asset management and UK general insurance commission note ii	Free surplus of long-term business, asset management and UK general insurance commission
Underlying movement:			
New business:			
Excluding Japan	(337)	–	(337)
Japan	(2)	–	(2)
Total	(339)	–	(339)
Business in force:			
Expected in-force cash flows (including expected return on net assets)	961	154	1,115
Effects of changes in operating assumptions, operating experience variances and other operating items	171	–	171
	793	154	947
Changes in non-operating items note iii	56	(4)	52
	849	150	999
Net cash flows to parent company note iv	(344)	(116)	(460)
Exchange movements, timing differences and other items note v	167	(2)	165
Net movement in free surplus	672	32	704
Balance at 1 January 2010	2,065	466	2,531
Balance at 30 June 2010	2,737	498	3,235
Representing:			
Asian operations note 13	970	180	1,150
US operations note 13	1,209	111	1,320
UK insurance operations note 13	558	207	765
	2,737	498	3,235
1 January 2010			
Representing:			
Asian operations note 13	801	161	962
US operations note 13	749	95	844
UK insurance operations note 13	515	210	725
	2,065	466	2,531

64 Prudential plc > 2010 Half Year Financial Report

8 Analysis of movement in free surplus continued

Notes

i All figures are shown net of tax.

ii For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' funds as shown in note 7.

iii Changes in non-operating items
This represents short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions for long-term business operations.
Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations together with the shareholders' 10 per cent interest in the value movements on the assets in the with-profits funds.

iv Net cash flows to parent company reflect the flows for long-term business operations as included in the holding company cash flow at transaction rates.

v Exchange movements, timing differences and other items represent:

	Long-term business £m	Asset management and UK general insurance commission £m	Total £m
Exchange movements	136	21	157
Mark to market value movements on Jackson assets backing surplus and required capital note 13	67	–	67
Other	(36)	(23)	(59)
	167	(2)	165

9 Net core structural borrowings of shareholder-financed operations

	30 Jun 2010 £m			30 Jun 2009 £m			31 Dec 2009 £m		
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company* cash and short-term investments	(1,023)	–	(1,023)	(1,252)	–	(1,252)	(1,486)	–	(1,486)
Core structural borrowings – central funds note	3,316	50	3,366	2,747	(634)	2,113	3,240	26	3,266
Holding company net borrowings	2,293	50	2,343	1,495	(634)	861	1,754	26	1,780
Core structural borrowings – Jackson	166	16	182	152	(12)	140	154	4	158
Net core structural borrowings of shareholder-financed operations	2,459	66	2,525	1,647	(646)	1,001	1,908	30	1,938

*Including central finance subsidiaries.

Note

EEV basis holding company borrowings comprise:

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
Perpetual subordinated capital securities (Innovative Tier 1)	1,470	612	1,351
Subordinated debt (Lower Tier 2)	1,323	1,056	1,372
Senior debt	573	445	543
	3,366	2,113	3,266

In May 2009, the Company repaid maturing £249 million senior debt and in the same month the Company issued £400 million subordinated notes in part to replace the maturing debt.

In July 2009, the Company issued US$750 million perpetual subordinated capital securities.

In accordance with the EEV Principles, core borrowings are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the market value adjustment above.

The movement of £36 million in the mark to market value adjustment from £30 million in full year 2009 to £66 million in half year 2010 comprises a loss of £42 million included in the consolidated income statement less a credit of £(6) million for foreign exchange effects.

FINANCIAL STATEMENTS

65

Notes on the EEV basis results > continued

10 Reconciliation of movement in shareholders' funds

	Half year 2010 £m					
	Long-term business operations					
	Asian operations	US operations	UK insurance operations	Total long-term business operations	Other operations	Group Total
Operating profit (based on longer-term investment returns)						
Long-term business:						
New business:						
Excluding Japan[note 2]	396	361	135	892	–	892
Japan	(1)	–	–	(1)	–	(1)
Total	395	361	135	891	–	891
Business in force[note 3]	241	306	314	861	–	861
	636	667	449	1,752	–	1,752
Asia development expenses	(3)	–	–	(3)	–	(3)
UK general insurance commission	–	–	–	–	23	23
M&G	–	–	–	–	143	143
Asian asset management operations	–	–	–	–	36	36
US broker-dealer and asset management	–	–	–	–	15	15
Other income and expenditure	–	–	–	–	(262)	(262)
Solvency II implementation costs	–	–	(2)	(2)	(20)	(22)
Restructuring costs	–	–	(5)	(5)	–	(5)
Operating profit based on longer-term investment returns	633	667	442	1,742	(65)	1,677
Short-term fluctuations in investment returns[note 5]	(21)	(140)	(78)	(239)	12	(227)
Mark to market value movements on borrowings[note 9]	–	(12)	–	(12)	(30)	(42)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	(9)	(9)	(16)	(25)
Effect of changes in economic assumptions and time value of cost of options and guarantees[note 6]	(56)	(14)	18	(52)	–	(52)
Costs of terminated AIA transaction[note 4]	–	–	–	–	(377)	(377)
Profit (loss) from continuing operations before tax (including actual investment returns)	556	501	373	1,430	(476)	954
Tax (charge) credit attributable to shareholders' profit (loss):[note 11]						
Tax on operating profit	(133)	(227)	(123)	(483)	18	(465)
Tax on short-term fluctuations in investment returns	9	195	22	226	(7)	219
Tax on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	2	2	4	6
Tax on effect of changes in economic assumptions and time value of cost of options and guarantees	7	5	(5)	7	–	7
Tax on costs of terminated AIA transaction[note 4]	–	–	–	–	93	93
Total tax (charge) credit	(117)	(27)	(104)	(248)	108	(140)
Non-controlling interests	–	–	–	–	(2)	(2)
Profit (loss) for the period	439	474	269	1,182	(370)	812
Exchange movements on foreign operations and net investment hedges[note i]	535	336	–	871	(65)	806
Related tax	–	–	–	–	(8)	(8)
Intra-group dividends (including statutory transfer)[note iv]	(114)	–	(261)	(375)	375	–
External dividends	–	–	–	–	(344)	(344)
Reserve movements in respect of share-based payments	–	–	–	–	15	15
Acquisition of UOB Life[notes iii and 14]	75	–	–	75	(75)	–
Investment in operations[note iv]	21	–	4	25	(25)	–
Other transfers[note v]	(1)	(15)	(9)	(25)	25	–
Movement in own shares held in respect of share-based payment plans	–	–	–	–	8	8
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	–	–	–	–	4	4
New share capital subscribed	–	–	–	–	39	39
Mark to market value movements on Jackson assets backing surplus and required capital (net of related tax of £36m)[note 13]	–	67	–	67	–	67
Net increase (decrease) in shareholders' equity	955	862	3	1,820	(421)	1,399
Shareholders' equity at 1 January 2010[notes ii and 7]	5,781	4,122	5,439	15,342	(69)	15,273
Shareholders' equity at 30 June 2010[notes ii and 7]	6,736	4,984	5,442	17,162	(490)	16,672

66 Prudential plc > 2010 Half Year Financial Report

Notes

i Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 30 June 2010 and 31 December 2009 exchange rates as applied to shareholders' funds at 1 January 2010 and the difference between 30 June 2010 exchange rates and average rates for the six months ended 30 June 2010.

ii For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 7) is included in Other operations.

iii The charge of £(75) million for Other operations relating to the acquisition of UOB Life represents cash consideration paid of £(220) million offset by goodwill arising on the acquisition of £145 million (as shown in note 14).

iv Total intra-group dividends and investment in operation represent:

	Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m	Other operations £m	Total £m
Intra-group dividends (including statutory transfer)	(114)	–	(261)	(375)	375	–
Investment in operations[a]	21	–	4	25	(25)	–
Total[b]	(93)	–	(257)	(350)	350	–

a Investment in operations reflects increases in share capital.

b The difference between the total above of £(350) million for intra-group dividends (including statutory transfer) and investment in operations, of the long-term business operations and the net cash flows to parent company of £(344) million (as shown in note 8) primarily relates to timing differences, intra-group loans and other non-cash items.

v Other transfers (from) to long-term business operations to Other operations in half year 2010 represent:

	Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m
Adjustment for net of tax asset management projected profits of covered business	(6)	(2)	(9)	(17)
Other adjustments	5	(13)	–	(8)
	(1)	(15)	(9)	(25)

11 Tax attributable to shareholders' profit

The tax charge comprises:

	2010 £m Half year	2009 £m Half year	2009 £m Full year
Tax charge on operating profit based on longer-term investment returns:			
Long-term business:			
Asian operations[note i]	133	83	239
US operations	227	175	416
UK insurance operations[note i]	123	113	245
	483	371	900
Other operations	(18)	(7)	(34)
Total tax charge on operating profit based on longer-term investment returns	465	364	866
Tax credit on items not included in operating profit:			
Tax credit on short-term fluctuations in investment returns[note ii]	(219)	(155)	(26)
Tax credit on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(6)	(20)	(23)
Tax credit on effect of changes in economic assumptions and time value of cost of options and guarantees	(7)	(137)	(336)
Tax credit on costs of terminated AIA transaction	(93)	–	–
Total tax credit on items not included in operating profit	(325)	(312)	(385)
Tax charge on profit on ordinary activities from continuing operations (including tax on actual investment returns)	140	52	481

Notes

i Including tax relief on Asia development expenses and restructuring costs borne by UK insurance operations.

ii The tax credit on short-term fluctuations in investment returns for half year 2010 of £219 million includes a credit of £62 million for a net present value reduction in US deferred tax liabilities following changes to variable annuity reserving in accordance with revised statutory guidance.

FINANCIAL STATEMENTS

67

Notes on the EEV basis results > continued

12 Earnings per share (EPS)

	2010 £m Half year	2009 £m Half year	2009 £m Full year
Operating EPS:			
Operating profit before tax	1,677	1,246	3,090
Tax	(465)	(364)	(866)
Non-controlling interests	(2)	(1)	(3)
Operating profit after tax and non-controlling interests	1,210	881	2,221
Operating EPS (pence)	48.0p	35.4p	88.8p
Total EPS:			
Profit from continuing operations before tax	954	67	1,743
Tax	(140)	(52)	(481)
Discontinued operations (net of tax)	–	–	(14)
Non-controlling interests	(2)	(1)	(3)
Total profit after tax and non-controlling interests	812	14	1,245
Total EPS (pence)	32.2p	0.6p	49.8p
Average number of shares (millions)	2,520	2,489	2,501

The average number of shares reflects the average number in issue adjusted for shares held by employee trusts and consolidated unit trusts and OEICs which are treated as cancelled.

13 Reconciliation of net worth and value of in-force business[note i]

	Half year 2010 £m				
	Free surplus note8	Required capital	Total net worth	Value of in-force business note iv	Total long-term business
Group					
Shareholders' equity at 1 January 2010	2,065	2,994	5,059	10,283	15,342
New business contribution:[notes ii, iii]					
Excluding Japan	(337)	223	(114)	744	630
Japan	(2)	–	(2)	1	(1)
Total	(339)	223	(116)	745	629
Existing business – transfer to net worth	882	(213)	669	(669)	–
Expected return on existing business	79	41	120	468	588
Changes in operating assumptions and experience variances	171	2	173	(131)	42
Changes in non-operating assumptions, experience variances and non-controlling interests	56	(16)	40	(117)	(77)
Profit after tax and non-controlling interests from long-term business	849	37	886	296	1,182
Exchange movements on foreign operations and net investment hedges	136	175	311	560	871
Acquisition of UOB Life	30	43	73	2	75
Intra-group dividends (including statutory transfer) and investment in operations[note v]	(385)	–	(385)	35	(350)
Mark to market value movements on Jackson assets backing surplus and required capital	67	–	67	–	67
Other transfers from net worth	(25)	–	(25)	–	(25)
Shareholders' equity at 30 June 2010	2,737	3,249	5,986	11,176	17,162

68 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS Half year 2010 £m -------------------------- -------------------------- Free Total Value of Total surplus Required net in-force long-term note 8 capital worth business business note iv ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Representing: Asian operations Shareholders’ equity at 1 January 2010 801 585 1,386 4,395 5,781 New business contribution:notes ii, iii ------------------------------------------------------------ ------------------------------------------------------------ Excluding Japan (123) 39 (84) 382 298 Japan (2) - (2) 1 (1) ------------------------------------------------------------ ------------------------------------------------------------ Total (125) 39 (86) 383 297 Existing business - transfer to net worth 255 (1) 254 (254) - Expected return on existing business 58 (7) 51 207 258 Changes in operating assumptions and experience variances (35) (5) (40) (15) (55) Changes in non-operating assumptions, experience variances and non-controlling interests 45 (5) 40 (101) (61) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit after tax and non-controlling interests 198 21 219 220 439 from long-term business Exchange movements on foreign operations 70 64 134 401 535 and net investment hedges Acquisition of UOB Life 30 43 73 2 75 Intra-group dividends (including statutory (128) - (128) 35 (93) transfer) and investment in operationsnote v Other transfers from net worth (1) - (1) - (1) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Shareholders’ equity at 30 June 2010 970 713 1,683 5,053 6,736 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ US operations Shareholders’ equity at 1 January 2010 749 1,405 2,154 1,968 4,122 New business contributionnote ii (179) 146 (33) 268 235 Existing business - transfer to net worth 373 (177) 196 (196) - Expected return on existing business 16 28 44 74 118 Changes in operating assumptions and experience variances 96 3 99 (12) 87 Changes in non-operating assumptions, experience 36 (39) (3) 37 34 variances and non-controlling interests ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit after tax and non-controlling interests 342 (39) 303 171 474 from long-term business Exchange movements on foreign operations and net investment hedges 66 111 177 159 336 Intra-group dividends (including statutory transfer) and investment in operations - - - - - Mark to market value movements on Jackson 67 - 67 - 67 assets backing surplus and required capital Other transfers from net worth (15) - (15) - (15) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Shareholders’ equity at 30 June 2010 1,209 1,477 2,686 2,298 4,984 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ UK insurance operations Shareholders’ equity at 1 January 2010 515 1,004 1,519 3,920 5,439 New business contributionnote ii (35) 38 3 94 97 Existing business - transfer to net worth 254 (35) 219 (219) - Expected return on existing business 5 20 25 187 212 Changes in operating assumptions and experience variances 110 4 114 (104) 10 Changes in non-operating assumptions, experience (25) 28 3 (53) (50) variances and non-controlling interests ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit after tax and non-controlling interests 309 55 364 (95) 269 from long-term business Intra-group dividends (including statutory (257) - (257) - (257) transfer) and investment in operations Other transfers from net worth (9) - (9) - (9) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Shareholders’ equity at 30 June 2010 558 1,059 1,617 3,825 5,442 ------------------------------------------------------------------------------------------------------------------------ 69

Notes on the EEV basis results > continued 13 Reconciliation of net worth and value of inforce business note1 continued Notes i All figures are shown net of tax. ii The movements arising from new business contribution and new business capital usage are as follows: Half year 2010 £m --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Asian US UK Total Japan Total operations operations insurance long-term note long-term (excluding operations business iii business Japan) operations operations note iii note iii --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Pre-tax new business contributionnote 2 396 361 135 892 (1) 891 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Tax (98) (126) (38) (262) - (262) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Post-tax new business contribution 298 235 97 630 (1) 629 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Free surplus invested in new business (123) (179) (35) (337) (2) (339) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Post-tax new business contribution 2.4 1.3 2.8 1.9 (0.5) 1.9 per £1m free surplus invested --------------------------------------------------------------------------------------------------------------------- Half year 2009 £m --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Asian US UK Total Japan Total operations operations insurance long-term note long-term (excluding operations business iii business Japan) operations operations note iii note iii (as previously published) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Pre-tax new business contributionnote 2 286 292 122 700 (9) 691 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Tax (74) (102) (36) (212) - (212) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Post-tax new business contribution 212 190 86 488 (9) 479 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Free surplus invested in new business (106) (168) (45) (319) (12) (331) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Post-tax new business contribution 2.0 1.1 1.9 1.5 (0.8) 1.4 per £1m free surplus invested --------------------------------------------------------------------------------------------------------------------- Full year 2009 £m --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Asian US UK Total Japan Total operations operations insurance long-term note long-term (excluding operations business iii business Japan) operations operations note iii note iii (as previously published) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Pre-tax new business contributionnote 2 725 664 230 1,619 (12) 1,607 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Tax (180) (232) (64) (476) - (476) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Post-tax new business contribution 545 432 166 1,143 (12) 1,131 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Free surplus invested in new business (231) (326) (103) (660) (15) (675) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Post-tax new business contribution 2.4 1.3 1.6 1.7 (0.8) 1.7 per £1m free surplus invested --------------------------------------------------------------------------------------------------------------------- 2010 2009 2009 Half Half Full year year year £m £m £m --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Free surplus: ------------------------------------ ------------------------------------ Excluding Japan (337) (319) (660) Japan (2) (12) (15) ------------------------------------ ------------------------------------ Total (339) (331) (675) Required capital 223 220 451 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Total net worth (116) (111) (224) Value of in-force business 745 590 1,355 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Total long-term business 629 479 1,131 --------------------------------------------------------------------------------------------------------------------- iii New business contribution and free surplus invested in new business for the Group’s Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from those of the remainder of the Group. 70 Prudential plc › 2010 Half Year Financial Report

FINANCIAL STATEMENTS iv The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents: Half year 2010 £m --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- US UK Group Asian operations insurance operations operations --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Value of in-force business before deduction of cost of capital 5,340 2,787 4,102 12,229 and of guarantees Cost of capitala (273) (159) (229) (661) Cost of time value of guaranteesb (14) (330) (48) (392) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Net value of in-force business 5,053 2,298 3,825 11,176 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Half year 2009 £m --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- US UK Group Asian operations insurance operations operations --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Value of in-force business before deduction of cost of capital 4,028 2,516 3,776 10,320 and of guarantees Cost of capital (157) (66) (209) (432) Cost of time value of guarantees (6) (290) (82) (378) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Net value of in-force business 3,865 2,160 3,485 9,510 --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Full year 2009 £m --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- US UK Group Asian operations insurance operations operations --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Value of in-force business before deduction of cost of capital 4,605 2,351 4,181 11,137 and of guarantees Cost of capital (198) (175) (221) (594) Cost of time value of guarantees (12) (208) (40) (260) --------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------- Net value of in-force business 4,395 1,968 3,920 10,283 --------------------------------------------------------------------------------------------------------------------- a The increase in cost of capital for Asian operations from full year 2009 of £(198) million to £(273) million at half year 2010 mainly arises from the addition of new business and the impact of foreign exchange. b The increase in the cost of time value of guarantees for US operations from full year 2009 of £(208) million to half year 2010 of £(330) million primarily relates to Variable Annuity (VA) business, arising from the lower economic projection and discounting assumptions, driven by the reduction in the US Treasury bond yield and new business written in the period, reflecting the significant increase in VA sales. v The amounts shown in respect of free surplus and the value of in-force business for Asian operations for intra-group dividends and investment in operations include the impact of contingent loan funding. 14 Acquisition of United Overseas Bank (UOB)Life Assurance Limited On 1 February 2010, the Group acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration, after post-completion adjustments currently estimated at SGD67 million (£32 million), of SGD495 million (£220 million). The acquisition offers new profitable growth opportunities in Asia. As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB. In addition to the amounts above the Group incurred £2 million of acquisition related costs (excluding integration costs). These have been excluded from the consideration transferred and have been recognised as an expense in the period, in the consolidated income statement. This amount has been excluded from operating profit based on longer-term investment returns. Goodwill arising on acquisition £m ------------------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------------------- Cash consideration 220 Less: fair value of identifiable net assets acquired (75) ------------------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------------------- Goodwill arising on acquisition 145 ------------------------------------------------------------------------------------------------------------------------- Goodwill arose in the acquisition of UOB Life Assurance Limited in Singapore because the acquisition included revenue and cost synergies. These assets could not be separately recognised from goodwill because they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged, either individually or together with any related contracts and did not arise from contractual or other legal rights. None of the goodwill arising on this transaction is expected to be deductible for tax purposes. 71

Notes on the EEV basis results > continued 15 Sensitivity of results to alternative assumptions a Sensitivity analysis - economic assumptions The tables below show the sensitivity of the embedded value as at 30 June 2010 (31 December 2009) and the new business contribution after the effect of required capital for half year 2010 and full year 2009 to: • one per cent increase in the discount rates; • one per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates); • one per cent rise in equity and property yields; • 10 per cent fall in market value of equity and property assets (not applicable for new business contribution); • holding company statutory minimum capital (by contrast to economic capital); • five basis point increase in long-term expected defaults; and • 10 basis point increase in the liquidity premium for UK shareholder-backed annuities. In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. Half year 2010 £m ------------------------- ------------------------- Asian US UK Total operations operations insurance long-term (including operations business Japan*) operations ------------------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------------------- New business profit for half year 2010 As reportednote 10 395 361 135 891 ------------------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------------------- Discount rates - 1% increase (45) (19) (20) (84) Interest rates - 1% increase (5) 29 - 24 Interest rates - 1% decrease 3 (30) - (27) Equity/property yields - 1% rise 15 31 7 53 Long-term expected defaults - 5 bps increase - - (4) (4) Liquidity premium - 10 bps increase - - 8 8 ------------------------------------------------------------------------------------------------------------------------- *The impact of the sensitivities above for Japan for half year 2010 are negligible. Full year 2009 £m ------------------ ------------------------- Asian US UK Total operations operations insurance long-term (including operations business Japan) operations ------------------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------------------- New business profit for full year 2009 As reported 713 664 230 1,607 ------------------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------------------- Discount rates - 1% increase (91) (48) (43) (182) Interest rates - 1% increase (3) 8 (7) (2) Interest rates - 1% decrease 3 (12) 8 (1) Equity/property yields - 1% rise 31 39 11 81 Long-term expected defaults - 5 bps increase - - (9) (9) Liquidity premium - 10 bps increase - - 18 18 ------------------------------------------------------------------------------------------------------------------------- Half year 2010 £m ------------------------- ------------------------- Asian US UK Total operations operations insurance long-term operations business operations ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Embedded value of long-term operations at 30 June 2010 As reportednote 10 6,736 4,984 5,442 17,162 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Discount rates - 1% increase (572) (162) (399) (1,133) Interest rates - 1% increase (248) (62) (229) (539) Interest rates - 1% decrease 243 (16) 299 526 Equity/property yields - 1% rise 256 112 215 583 Equity/property market values - 10% fall (146) 127 (300) (319) Statutory minimum capital 55 111 5 171 Long-term expected defaults - 5 bps increase - - (81) (81) Liquidity premium - 10 bps increase - - 162 162 ------------------------------------------------------------------------------------------------------------------------ 72 Prudential plc › 2010 Half Year Financial Report

	Full year 2009 £m			
	Asian operations	US operations	UK insurance operations	Total long-term business operations
Embedded value of long-term operations at 31 December 2009				
As reported note 10	5,781	4,122	5,439	15,342
Discount rates – 1% increase	(522)	(146)	(401)	(1,069)
Interest rates – 1% increase	(183)	(137)	(231)	(551)
Interest rates – 1% decrease	231	55	298	584
Equity/property yields – 1% rise	255	82	213	550
Equity/property market values – 10% fall	(147)	(10)	(298)	(455)
Statutory minimum capital	28	123	6	157
Long-term expected defaults – 5 bps increase	–	–	(76)	(76)
Liquidity premium – 10 bps increase	–	–	152	152

Effect of proposed change in UK corporation tax rates

The half year 2010 results exclude the impact of any changes to the UK corporate tax which were announced in the Budget on 22 June 2010 as the changes have not yet been enacted in the legislative process. At the half year 2010 stage, the effect of incorporating a one per cent reduction in the corporate tax rate from 28 per cent to 27 per cent with effect from 1 April 2011 in projecting the tax cash flows attaching to in-force business, would be to increase the net of tax value of the in-force business for UK insurance operations at 1 January 2010 by £31 million. The impact of further reductions in the UK corporate tax rate to reduce the rate by one per cent per annum each year to 24 per cent in 2014 would increase the net of tax value of the in-force business of UK insurance operations at 1 January 2010 by £110 million.

16 Assumptions

a Best estimate assumptions

Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

b Principal economic assumptions

Deterministic assumptions

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong. Except in respect of the projected returns of holdings of Asian debt and equity securities for those countries where long-term fixed interest markets are less established, the 'active' basis of assumption setting has been applied in preparing the results of all the Group's US and UK long-term business operations.

For countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations. Similarly, the projected returns on holdings of Asian securities in these territories by other Group businesses are set on the same basis.

Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.25 per cent to 8.6 per cent (half year 2009: 3.0 per cent to 7.0 per cent; full year 2009: 3.0 per cent to 8.35 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods for which results are prepared in this report.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

	30 Jun 2010 %											
Asian operations	China	Hong Kong notes ii,iii	India	Indonesia	Japan	Korea	Malaysia note iii	Philippines	Singapore note iii	Taiwan	Thailand	Vietnam
Risk discount rate:												
New business	10.5	4.6	12.5	13.7	–	7.8	8.8	15.75	6.3	7.7	13.75	15.75
In force	10.5	4.6	12.5	13.7	5.1	7.2	8.9	15.75	7.3	7.8	13.75	15.75
Expected long-term rate of inflation	3.5	2.25	4.0	5.0	0.0	3.0	2.5	5.0	2.0	2.0	3.0	5.0
Government bond yield	7.0	3.0	7.5	9.0	1.7	5.0	5.75	9.0	4.75	5.5	7.0	9.0

FINANCIAL STATEMENTS

73

Notes on the EEV basis results > continued 16 Assumptions continued --------------------------------------------------------------------------------------------------- 30 Jun 2009% --------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------- Asian operations China Hong India Indonesia Japan Korea Malaysia SingaporeTaiwan ThailandVietnam Kong Philippines note iii notes note iii ii, iii ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Risk discount rate: New business 11.75 5.1 14.25 15.25 5.1 9.2 9.25 15.75 5.65 9.0 13.0 16.75 In force 11.75 5.3 14.25 15.25 5.1 9.2 9.2 15.75 6.8 8.9 13.0 16.75 Expected long-term 4.0 2.25 5.0 6.0 0.0 2.75 2.75 5.0 1.75 2.25 3.0 6.0 rate of inflation Government 8.25 3.6 9.25 10.25 1.9 5.3 6.5 9.25 4.25 5.5 6.75 10.25 bond yield ------------------------------------------------------------------------------------------------------------------------ --------------------------------------------------------------------------------------------------- 31 Dec 2009% --------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------- Asian operations China Hong India Indonesia Japan Korea Malaysia SingaporeTaiwan ThailandVietnam Kong Philippines note iii notes note iii ii, iii ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Risk discount rate: New business 11.75 5.5 14.25 13.8 5.1 8.2 9.4 15.75 5.7 7.5 13.0 16.75 In force 11.75 5.7 14.25 13.8 5.1 8.4 9.5 15.75 6.8 7.5 13.0 16.75 Expected long-term 4.0 2.25 5.0 6.0 0.0 2.75 2.75 5.0 1.75 2.25 3.0 6.0 rate of inflation Government 8.25 3.9 9.25 10.25 1.9 5.5 6.5 9.25 4.25 5.5 6.75 10.25 bond yield ------------------------------------------------------------------------------------------------------------------------ Asia total % 2010 2009 2009 30 Jun 30 Jun 31 Dec ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Weighted risk discount rate:note i New business (excluding Japan) 9.1 9.3 9.0 In force 8.6 8.5 8.8 ------------------------------------------------------------------------------------------------------------------------ Notes i The weighted risk discount rates for Asian operations shown above have been determined by weighting each country’s risk discount rates by reference to the EEV basis new business result and the closing value of in-force business. ii The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business. iii The mean equity return assumptions for the most significant equity holdings in the Asian operations were: 2010 2009 30 Jun 30 Jun 2009% % 31 Dec % -------------------------------------------------------------------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------- Hong Kong 7.0 7.6 7.9 Malaysia 11.7 12.4 12.4 Singapore 10.7 10.2 10.2 -------------------------------------------------------------------------------------------------------------------- To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1. iv At full year 2009, the Group reconsidered the application of the Group’s methodology for certain less established operations, with a consequent change in the risk discount rates used for Indonesia and Korea and a change in the assumed capital requirement to better align with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam. 74 Prudential plc › 2010 Half Year Financial Report

US operations (Jackson)	30 Jun 2010 %	30 Jun 2009 %	31 Dec 2009 %
Assumed new business spread margins:note iii			
Fixed Annuity business (including the proportion of variable annuity business invested in the general account):note i			
First five years:			
January to June issues	2.0	2.75	2.75
July to December issues	n/a	n/a	2.25
Long-term assumption	2.0	2.0	2.0
Fixed Index Annuity business:			
January to June issues	2.5	3.5	3.5
July to December issues	n/a	n/a	2.5
Risk discount rate:			
Variable annuity	7.5	7.6	8.2
Non-variable annuity	5.3	4.3	6.2
Weighted average total:note ii			
New business	7.2	6.3	7.8
In force	6.4	5.7	7.2
US 10-year treasury bond rate at end of period	3.0	3.6	3.9
Pre-tax expected long-term nominal rate of return for US equities	7.0	7.6	7.9
Expected long-term rate of inflation	1.8	1.8	2.4

Notes

i For new business issuances in half year 2010, the assumed spread margin for fixed annuities and for the proportion of variable annuity business invested in the general account of 2.0 per cent applies from inception for all durations and reflects the combined effects of net annualised yields on new assets of 5.3 per cent and crediting rates. The assumptions for half year and full year 2009 reflected the exceptional combined benefit of high investment yields which were 7.0 per cent for half year and 6.4 per cent for full year 2009, and lower crediting rates. The assumptions for those periods included a provision that crediting rates and spreads would normalise in the future. Therefore, the assumption for new business spreads shown above were set at the higher new level for the first five years before reducing over the following 10 years with the valuation of new business taking into account an assumed associated risk of increased lapse under certain interest rate scenarios.

ii The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The decrease in the weighted average risk discount rates from full year 2009 to half year 2010 primarily reflects the decrease in the US 10-year Treasury bond rate of 90 bps, partly offset by a change in the product mix with the half year 2010 results seeing an increase in the proportion of new and in-force business arising from Variable Annuity business.

iii Credit risk treatment

The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The expected new business spread margins are determined after allowing for a Risk Margin Reserve (RMR) allowance for half year 2010 of 25 bps (half year 2009: 33 bps; full year 2009: 28 bps) for longer-term defaults as described in note 1b(iii). The RMR of 25 bps represents the allowance, as at the valuation applied in the cash flow projections of the value of the in-force business.

In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

The results for Jackson reflect the application of the discount rates shown above, which for half year 2010 and full year 2009 reflect the inclusion of an additional allowance for a combination of credit risk premium and short-term default allowance as described in note 1b(iii) and note 6.

In the event that US 10-year treasury rates increase, the altered embedded value results would reflect a lower contribution from fixed annuity business and a partially offsetting increase for variable annuity business as the projected earned rate, as well as the discount rate, would increase for this type of business.

FINANCIAL STATEMENTS

75

Notes on the EEV basis results > continued 16 Assumptions continued ------------------------------------ UK insurance operationsnote iv 30 J un 30 J un 31 Dec 2010% 2009% 2009% ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Shareholder-backed annuity business: Risk discount rate:notes i, iv New business 7.3 11.0 8.7 In force 9.6 11.0 10.2 Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:note iii Fixed annuities 5.1 6.7 5.6 Inflation-linked annuities 5.5 6.1 5.8 Other business: Risk discount rate:notes ii, iv New business 6.6 7.1 7.7 In force 6.8 7.0 7.4 Pre-tax expected long-term nominal rates of investment return: UK equities 8.0 8.1 8.4 Overseas equities 7.0 to 10.1 7.6 to 10.3 7.9 to 10.3 Property 6.2 6.4 6.7 Gilts 4.0 4.1 4.4 Corporate bondsnote iv 5.6 5.6 6.1 Expected long-term rate of inflation 3.5 3.7 3.7 Post-tax expected long-term nominal rate of return for the PAC with-profits fund: Pension business (where no tax applies) 6.5 6.75 6.9 Life business 5.7 6.1 6.0 ------------------------------------------------------------------------------------------------------------------------ Notes i The risk discount rate applied to shareholder-backed annuity business has been determined after allowing for credit risk as detailed in note iv below. ii The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business. iii The pre-tax rates of return for shareholder-backed annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults. iv Credit spread treatment For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities. For the half year 2010 and full year 2009 results the assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium. For the half year 2009 results the Company’s projected rate of return on debt securities of the with-profits fund was determined assuming levels of credit spreads, longer-term default allowance and discount rate methodology that were unchanged relative to those used at 31 December 2007. For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a market consistent embedded value’ including liquidity premium. The liquidity premium in the market consistent embedded value’ is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. The risk discount rate in EEV reflects the excess of the total allowance for credit risk over the best estimate default assumptions. For Prudential Retirement Income Limited (PRIL), which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk at 30 June 2010 is made up of: a 17 bps for fixed annuities and 15 bps for inflation-linked annuities in respect of long-term expected defaults. This is derived by applying Moody’s data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating, to the asset portfolios. b 12 bps for fixed annuities and 10 bps for inflation-linked annuities in respect of long-term credit risk premium for the potential volatility in default levels. This is derived by applying the 95th worst percentile from Moody’s data from 1970 to 2004, to the asset portfolios. c 40 bps for fixed annuities and 36 bps for inflation-linked annuities in respect of additional short-term credit risk, reflecting short-term credit rating downgrades and defaults in excess of the long-term assumptions. This element of the overall credit assumption has not been derived by reference to credit spreads; rather it has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumptions in (a) and (b) above and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults that were experienced in the period. In addition, the assumptions have been updated to reflect changes in the asset mix, arising particularly from the sale of subordinated financial debt and the addition of higher credit quality new business assets (compared to the in-force portfolio). The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as follows: 2010 2009 2009 Half Half Full year year year bps bps bps -------------------------------------------------------------------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------- Bond spread over swap rates 173 275 175 -------------------------------------------------------------------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------- Credit risk allowance Long-term expected defaults 17 24 19 Long-term credit risk premium 11 15 13 Short-term allowance for credit risk 39 46 39 -------------------------------------------------------------------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------- Total credit risk allowance 67 85 71 -------------------------------------------------------------------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------- Liquidity premium 106 190 104 -------------------------------------------------------------------------------------------------------------------- 76 Prudential plc › 2010 Half Year Financial Report

For new business the weighted average of the point of sale liquidity premium was as follows:

	2010 Half year bps	2009 Half year bps	2009 Full year bps
Bond spread over swap rates	110	249	198
Total credit risk allowance[note]	37	80	54
Liquidity premium	73	169	144

Note
At half year 2009, the year end 2008 total allowance for credit risk of 80 basis points for the portfolio as a whole was retained for new business pricing. At full year 2009, specific assets were allocated to the year's new business with the appropriate allowance for credit risk which was 54 basis points. This approach has been continued in half year 2010 for which 37 basis points is the appropriate allowance. The reduced allowance reflects the assets held and other factors that influence the necessary level of provision.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

Asian operations

- The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.
- The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations.
- The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for half year 2010 ranges from 18 per cent to 35 per cent (half year 2009: 18 per cent to 30 per cent; full year 2009: 18 per cent to 35 per cent), and the volatility of government bond yields ranges for all periods from 1.3 per cent to 2.4 per cent.

US operations (Jackson)

- Interest rates are projected using a log-normal generator calibrated to the market yield curve at the valuation date;
- Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and
- Variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for all periods ranges from 18.6 per cent to 28.1 per cent, depending on the class of equities, and the standard deviation of interest rates for all periods ranges from 1.4 per cent to 1.6 per cent.

UK insurance operations

- Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
- The risk premium on equity assets is assumed to follow a log-normal distribution;
- The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and
- Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied are as follows:

	30 Jun 2010 %	30 Jun 2009 %	31 Dec 2009 %
Equities:			
UK	18.0	18.0	18.0
Overseas	18.0	16.0	18.0
Property	15.0	15.0	15.0

c Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

FINANCIAL STATEMENTS

77

Notes on the EEV basis results > continued d Expense assumptions Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. It is Prudential’s policy not to take credit for future cost reduction programmes until the savings have been delivered. For Asian life operations, the expenses comprise costs borne directly and recharged costs from the Asia Regional Head Office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Expenditure of the Regional Head Office that is not allocated to the covered business or asset management operations is charged as incurred. These costs are primarily for corporate related activities. Development expenses are also charged as incurred. Corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits fund, is charged to EEV basis results as incurred. e Taxation and other legislation Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and the relevant legislation passed. 17 Sale of the Taiwan agency business in 2009 2009 £m ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit on sale and results for Taiwan agency business 91 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ In half year 2009, the Company sold the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. The sale was completed on 19 June 2009. The profit on sale and results for the period of ownership comprise: £m ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Proceeds - Net asset value attributable to equity holders of Company after the effect of completion and 135 other adjustments and provision for restructuring costs Goodwill written off (44) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ 91 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Representing: Profit arising on sale and result for long-term business operations 148 Goodwill written off (44) Adjustments in respect of restructuring costs borne by non-covered business (13) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ 91 ------------------------------------------------------------------------------------------------------------------------ 18 Post balance sheet events Change to the Group’s holding in PruHealth and PruProtect On 1 August 2010, Discovery Holdings of South Africa, the Group’s joint venture partner in its investment in PruHealth and PruProtect, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery have increased their shareholding in both PruHealth and PruProtect from the previous level of 50 per cent to 75 per cent, and Prudential’s shareholding in each case has reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business. The impact of this transaction on the EEV results, including any dilution gain or loss, is being assessed and will be included within the EEV supplementary information to the Group’s full year financial statements. 78 Prudential plc › 2010 Half Year Financial Report

FINANCIAL STATEMENTS Total insurance and investment products new business Total insurance and investment products new business notesi,iii,iv Single Regular Annual premium and Present value of new contribution business premiums equivalents (PVNBP) (APE) ---------------------------------------------------------------------------------------------------- ---------------------------------------------------------------------------------------------------- ---------------------------------------------------------------------------------------------------- ---------------------------------------------------------------------------------------------------- 2010 £m 2009 £m 2009 £m 2010 £m 2009 £m 2009 £m 2010 £m 2009 £m 2009 £m 2010 £m 2009 £m 2009 £m Half Half Full Half Half Full Half Half Full Half Half Full year year year year year year year year year year year year ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Group insurance operations Asia - excl 430 327 785 670 492 1,131 713 524 1,209 3,316 2,551 5,982 Japannote iii US 5,493 3,798 8,885 11 12 24 560 392 912 5,569 3,889 9,048 UK 2,438 2,451 4,768 138 131 246 382 376 723 3,081 3,062 5,902 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Group total 8,361 6,576 14,438 819 635 1,401 1,655 1,292 2,844 11,966 9,502 20,932 - excl Japan Japan 8 38 57 6 25 46 7 29 52 34 155 263 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Group total 8,369 6,614 14,495 825 660 1,447 1,662 1,321 2,896 12,000 9,657 21,195 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Asian insurance operations Hong Kong 31 31 94 127 92 232 130 95 241 746 582 1,414 Indonesia 39 13 41 125 82 186 129 83 190 464 282 671 Malaysia 20 33 63 75 49 140 77 52 146 406 295 814 Philippines 23 3 14 8 4 10 10 4 11 42 14 39 Singapore 147 115 297 60 40 98 75 52 128 573 409 1,033 Thailand 8 5 14 12 8 14 13 8 16 45 25 54 Vietnam - - 1 18 15 35 18 15 35 65 55 128 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ SE Asia inc. 268 200 524 425 290 715 452 310 767 2,341 1,662 4,153 Hong Kong China 60 43 72 21 17 38 27 21 45 161 125 253 India 32 32 47 116 73 163 119 76 168 329 272 581 Korea 24 20 38 43 64 118 45 66 122 226 314 568 Taiwan 46 32 104 65 48 97 70 51 107 259 178 427 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Total Asian 430 327 785 670 492 1,131 713 524 1,209 3,316 2,551 5,982 operations - excl Japan ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ US insurance operations Fixed annuities 416 701 1,053 - - - 42 69 105 416 701 1,053 Fixed index 600 575 1,433 - - - 60 58 143 600 575 1,433 annuities Life 5 5 10 11 12 24 11 13 25 81 96 173 Variable annuities 4,472 2,517 6,389 - - - 447 252 639 4,472 2,517 6,389 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Total US 5,493 3,798 8,885 11 12 24 560 392 912 5,569 3,889 9,048 insurance operations ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ UK insurance operations Direct and 362 273 590 - - - 36 27 59 362 273 590 partnership annuities Intermediated 119 140 242 - - - 12 14 24 119 140 242 annuities Internal 637 726 1,357 - - - 64 73 136 637 726 1,357 vesting annuities ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Total 1,118 1,139 2,189 - - - 112 114 219 1,118 1,139 2,189 individual annuities ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Corporate pensions 159 115 192 106 103 191 122 114 210 613 571 1,007 Onshore bonds 688 758 1,444 - - - 69 76 145 689 759 1,444 Other products 462 419 881 32 28 55 78 70 143 650 573 1,200 Wholesale 11 20 62 - - - 1 2 6 11 20 62 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Total UK 2,438 2,451 4,768 138 131 246 382 376 723 3,081 3,062 5,902 insurance operations ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Group Total - 8,361 6,576 14,438 819 635 1,401 1,655 1,292 2,844 11,966 9,502 20,932 excl Japan ------------------------------------------------------------------------------------------------------------------------ 79

Total insurance and investment products new business › continued Investment products - funds under managements notesii,v 2010 £m 1 Jan 2010 Market Redemptions Market 30 Jun 2010 gross exchange inflows translation and other movements ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Asian operations 19,474 37,983 (38,281) 1,169 20,345 US operations - - - - - UK operations 70,306 13,372 (8,698) 690 75,670 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Group total 89,780 51,355 (46,979) 1,859 96,015 ------------------------------------------------------------------------------------------------------------------------ 2009 £m 1 Jan 2009 Market Redemptions Market 30 Jun 2009 gross exchange inflows translation and other movements ------------------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------------------- Asian operations 15,232 32,084 (30,628) (311) 16,377 US operations 50 6 (18) - 38 UK operations 46,997 12,631 (4,006) 299 55,921 ------------------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------------------- Group total 62,279 44,721 (34,652) (12) 72,336 ------------------------------------------------------------------------------------------------------------------------- Notes i The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. Annual Premiums Equivalents (APEs) are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts and are subject to roundings. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option. The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under FSA regulations. The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations. ii Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts’ under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. iii The tables above include new business for the Taiwan bank distribution operation. New business of the Taiwan Agency business, which was sold in June 2009, is excluded from the tables. iv New business sales for the Group’s Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from the remainder of the Group. v New business and market gross inflows and redemptions have been translated at an average exchange rate for the year applicable. Funds under management at points in time are translated at the exchange rate applicable at those dates. 80 Prudential plc › 2010 Half Year Financial Report

FINANCIAL STATEMENTS International Financial Reporting Standards (IFRS) basis results Condensed consolidated income statement 2009 £m Note Half year Half year Full year ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Earned premiums, net of reinsurance 11,256 9,518 19,976 Investment return G,I 5,027 3,625 26,889 Other income 754 574 1,234 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Total revenue, net of reinsurance 17,037 13,717 48,099 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Benefits and claims and movement in unallocated surplus of J (13,650) (10,783) (41,195) with-profits funds, net of reinsurance Acquisition costs and other expenditure G,H (2,654) (2,446) (4,572) Finance costs: interest on core structural borrowings of (129) (84) (209) shareholder-financed operations ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Loss on sale of Taiwan agency business K - (559) (559) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Total charges, net of reinsurance (16,433) (13,872) (46,535) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit (loss) before tax (being tax attributable to shareholders’ and * 604 (155) 1,564 policyholders’ returns) Tax (charge) credit attributable to policyholders’ returns (11) 79 (818) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit (loss) before tax attributable to shareholders C 593 (76) 746 ----------------------------------- ----------------------------------- Tax (charge) credit L (160) (103) (873) Less: tax attributable to policyholders’ returns 11 (79) 818 ----------------------------------- ----------------------------------- Tax (charge) credit attributable to shareholders’ returns L (149) (182) (55) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit (loss) from continuing operations after tax 444 (258) 691 Discontinued operations (net of tax)’ - - (14) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit (loss) for the period 444 (258) 677 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Attributable to: Equity holders of the Company 442 (254) 676 Non-controlling interests 2 (4) 1 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit (loss) for the period 444 (258) 677 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Earnings per share (in pence) Basic: Based on profit (loss) from continuing operations attributable to the M 17.5p (10.2)p 27.6p equity holders of the Company Based on loss from discontinued operations attributable to the - - (0.6)p equity holders of the Company ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ 17.5p (10.2)p 27.0p ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Diluted: Based on profit (loss) from continuing operations attributable to the M 17.5p (10.2)p 27.6p equity holders of the Company Based on loss from discontinued operations attributable to the - - (0.6)p equity holders of the Company ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ 17.5p (10.2)p 27.0p ------------------------------------------------------------------------------------------------------------------------ *This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders. ’ The full year 2009 charge which was net of £nil tax, reflected completion adjustments for a previously disposed business. 81

International Financial Reporting Standards (IFRS) basis results > continued Condensed consolidated statements of comprehensive income 2010 £m 2009 £m Note Half year Half year Full year ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Profit (loss) for the period 444 (258) 677 Other comprehensive income (loss): Exchange movements on foreign operations and net investment hedges: Exchange movements arising during the period 315 (292) (206) Related tax (8) (6) 11 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ 307 (298) (195) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Available-for-sale securities: Unrealised valuation movements on securities of US insurance operations classified as available-for-sale: Unrealised holding gains arising during the period 1,123 662 2,249 Add back net losses included in the income statement on disposal and impairment 21 146 420 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Total 1,144 808 2,669 W Related change in amortisation of deferred income and acquisition (510) (235) (1,069) costs S Related tax (215) (150) (557) ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ 419 423 1,043 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Other comprehensive income for the period, net of related tax 726 125 848 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Total comprehensive income (loss) for the period 1,170 (133) 1,525 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Attributable to: Equity holders of the Company 1,168 (129) 1,524 Non-controlling interests 2 (4) 1 ------------------------------------------------------------------------------------------------------------------------ ------------------------------------------------------------------------------------------------------------------------ Total comprehensive income (loss) for the period 1,170 (133) 1,525 ------------------------------------------------------------------------------------------------------------------------ 82 Prudential plc › 2010 Half Year Financial Report

Condensed consolidated statement of changes in equity

	Period ended 30 Jun 2010 £m							
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
Reserves								
Total comprehensive income for the period	–	–	442	307	419	1,168	2	1,170
Dividends	–	–	(344)	–	–	(344)	–	(344)
Reserve movements in respect of share-based payments	–	–	15	–	–	15	–	15
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	–	–	–	–	–	–	3	3
Share capital and share premium								
New share capital subscribed	–	39	–	–	–	39	–	39
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	–	(26)	26	–	–	–	–	–
Treasury shares								
Movement in own shares in respect of share-based payment plans	–	–	8	–	–	8	–	8
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	–	–	4	–	–	4	–	4
Net increase in equity	–	13	151	307	419	890	5	895
At beginning of period	127	1,843	3,964	203	134	6,271	32	6,303
At end of period	127	1,856	4,115	510	553	7,161	37	7,198

FINANCIAL STATEMENTS

83

International Financial Reporting Standards (IFRS) basis results > continued

Condensed consolidated statement of changes in equity continued

	Period ended 30 Jun 2009 £m							
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
Reserves								
Total comprehensive income (loss) for the period	–	–	(254)	(298)	423	(129)	(4)	(133)
Dividends	–	–	(322)	–	–	(322)	–	(322)
Reserve movements in respect of share-based payments	–	–	18	–	–	18	–	18
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	–	–	–	–	–	–	(22)	(22)
Share capital and share premium								
New share capital subscribed	1	95	–	–	–	96	–	96
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	–	(95)	95	–	–	–	–	–
Treasury shares								
Movement in own shares in respect of share-based payment plans	–	–	7	–	–	7	–	7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	–	–	(8)	–	–	(8)	–	(8)
Net increase (decrease) in equity	1	–	(464)	(298)	423	(338)	(26)	(364)
At beginning of period	125	1,840	3,604	398	(909)	5,058	55	5,113
At end of period	126	1,840	3,140	100	(486)	4,720	29	4,749

84 Prudential plc > 2010 Half Year Financial Report

Condensed consolidated statement of changes in equity continued

	Year ended 31 Dec 2009 £m							
	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
Reserves								
Total comprehensive income (loss) for the year	–	–	676	(195)	1,043	1,524	1	1,525
Dividends	–	–	(481)	–	–	(481)	–	(481)
Reserve movements in respect of share-based payments	–	–	29	–	–	29	–	29
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	–	–	–	–	–	–	(24)	(24)
Share capital and share premium								
New share capital subscribed	2	139	–	–	–	141	–	141
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	–	(136)	136	–	–	–	–	–
Treasury shares								
Movement in own shares in respect of share-based payment plans	–	–	3	–	–	3	–	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	–	–	(3)	–	–	(3)	–	(3)
Net increase (decrease) in equity	2	3	360	(195)	1,043	1,213	(23)	1,190
At beginning of year	125	1,840	3,604	398	(909)	5,058	55	5,113
At end of year	127	1,843	3,964	203	134	6,271	32	6,303

FINANCIAL STATEMENTS

85

International Financial Reporting Standards (IFRS) basis results > continued

Condensed consolidated statement of financial position

Assets	Note	2010 £m 30 Jun	2009 £m 30 Jun	2009 £m 31 Dec
Intangible assets attributable to shareholders:				
Goodwill	R	**1,465**	1,310	1,310
Deferred acquisition costs and other intangible assets	S	**4,028**	4,045	4,049
		5,493	5,355	5,359
Intangible assets attributable to with-profits funds:				
In respect of acquired subsidiaries for venture fund and other investment purposes		**124**	159	124
Deferred acquisition costs and other intangible assets		**110**	111	106
		234	270	230
Total		**5,727**	5,625	5,589
Other non-investment and non-cash assets:				
Property, plant and equipment		**382**	428	367
Reinsurers' share of insurance contract liabilities		**1,369**	1,114	1,187
Deferred tax assets	L	**2,691**	2,149	2,708
Current tax recoverable		**575**	389	636
Accrued investment income		**2,559**	2,366	2,473
Other debtors		**1,467**	1,311	762
Total		**9,043**	7,757	8,133
Investments of long-term business and other operations:				
Investment properties		**11,360**	10,479	10,905
Investments accounted for using the equity method		**9**	6	6
Financial investments:				
Loans	U	**9,587**	8,613	8,754
Equity securities and portfolio holdings in unit trusts		**71,775**	56,069	69,354
Debt securities	V	**113,334**	89,399	101,751
Other investments		**6,768**	6,085	5,132
Deposits		**9,766**	8,806	12,820
Total		**222,599**	179,457	208,722
Properties held for sale		**3**	5	3
Cash and cash equivalents		**6,040**	6,542	5,307
Total assets	O	**243,412**	199,386	227,754

86 Prudential plc > 2010 Half Year Financial Report

Condensed consolidated statement of financial position

Equity and liabilities	Note	2010 £m 30 Jun	2009 £m 30 Jun	2009 £m 31 Dec
Equity				
Shareholders' equity		7,161	4,720	6,271
Non-controlling interests		37	29	32
Total equity		7,198	4,749	6,303
Liabilities				
Policyholder liabilities and unallocated surplus of with-profits funds				
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		198,913	165,047	186,398
Unallocated surplus of with-profits funds		10,066	7,061	10,019
Total	AA	208,979	172,108	196,417
Core structural borrowings of shareholder-financed operations:				
Subordinated debt		2,767	2,198	2,691
Other		715	701	703
Total	X	3,482	2,899	3,394
Other borrowings:				
Operational borrowings attributable to shareholder-financed operations	Y	3,234	2,855	2,751
Borrowings attributable to with-profits operations	Y	1,313	1,349	1,284
Other non-insurance liabilities:				
Obligations under funding, securities lending and sale and repurchase agreements		3,222	4,218	3,482
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,667	2,706	3,809
Current tax liabilities		1,272	663	1,215
Deferred tax liabilities	L	4,115	2,651	3,872
Accruals and deferred income		555	626	594
Other creditors		3,246	1,640	1,612
Provisions		641	614	643
Derivative liabilities		2,033	1,379	1,501
Other liabilities		1,455	929	877
Total		19,206	15,426	17,605
Total liabilities		236,214	194,637	221,451
Total equity and liabilities	O	243,412	199,386	227,754

FINANCIAL STATEMENTS

87

International Financial Reporting Standards (IFRS) basis results > continued

Condensed consolidated statement of cash flows

	Note	2010 £m Half year	2009 £m Half year	2009 £m Full year
Cash flows from operating activities				
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)* note i		604	(155)	1,564
Loss before tax from discontinued operations		–	–	(14)
Total profit (loss) before tax		604	(155)	1,550
Changes in operating assets and liabilities note ii		516	1,068	(2,139)
Other items note ii		167	633	697
Net cash flows from operating activities		1,287	1,546	108
Cash flows from investing activities				
Net cash flows from purchases and disposals of property, plant and equipment		(22)	(22)	(37)
Completion adjustment for previously disposed business		–	–	(20)
Disposal of Taiwan agency business note iii	K	–	(436)	(497)
Acquisition of UOB Life, net of cash balance note iv		(101)	–	–
Net cash flows from investing activities		(123)	(458)	(554)
Cash flows from financing activities				
Structural borrowings of the Group:				
Shareholder-financed operations: note v	X			
Issue of subordinated debt, net of costs		–	379	822
Redemption of senior debt		–	(249)	(249)
Interest paid		(131)	(98)	(207)
With-profits operations: note vi	Y			
Interest paid		(4)	(9)	(9)
Equity capital: note vii				
Issues of ordinary share capital		13	–	3
Dividends paid		(318)	(226)	(344)
Net cash flows from financing activities		(440)	(203)	16
Net increase (decrease) in cash and cash equivalents		724	885	(430)
Cash and cash equivalents at beginning of period		5,307	5,955	5,955
Effect of exchange rate changes on cash and cash equivalents		9	(298)	(218)
Cash and cash equivalents at end of period		6,040	6,542	5,307

Notes

i This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders.

ii The adjusting items to profit (loss) before tax include changes in operating assets and liabilities, and other items including adjustments in respect of non-cash items, together with operational interest receipts and payments, dividend receipts, and tax paid. The figure of £633 million for other items at half year 2009 (full year 2009: £697 million) includes £559 million (full year 2009: £559 million) for the loss on disposal of Taiwan agency business. The elements of the adjusting items within changes in operating assets and liabilities are as follows:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Other non-investment and non-cash assets	(997)	227	(384)
Investments	(5,278)	(1,076)	(26,388)
Policyholder liabilities (including unallocated surplus)	6,086	2,265	24,932
Other liabilities (including operational borrowings)	705	(348)	(299)
Changes in operating assets and liabilities	516	1,068	(2,139)

iii The amount of £436 million for half year 2009 and £497 million for full year 2009 in respect of the disposal of the Taiwan agency business shown above, represents the cash and cash equivalents of £388 million held by Taiwan agency business transferred on disposal and restructuring costs paid in cash in the period (half year 2009: £3 million; full year 2009: £64 million). In addition, the cash flow for the disposal includes a £45 million outflow to purchase a 9.99 per cent stake in China Life.

iv On 6 January 2010, the Group announced the acquisition from United Overseas Bank Limited (UOB) of its 100 per cent interest in UOB Life Assurance Limited in Singapore (see note Q). The amount of £101 million net cash outflow in respect of this acquisition represents consideration which has been paid as at 30 June 2010 of £188 million, acquisition-related costs paid of £2 million, less cash and cash equivalents acquired of £89 million.

v Structural borrowings of shareholder-financed operations comprise core debt of the holding company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

vi Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

vii Cash movements in respect of equity capital exclude scrip dividends.

88 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS Notes on the IFRS basis results A: Basis of preparation and audit status These condensed consolidated interim financial statements for the six months ended 30 June 2010 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2010, there were no unendorsed standards effective for the period ended 30 June 2010 affecting the condensed consolidated financial statements, and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group. The IFRS basis results for the 2010 and 2009 half years are unaudited. The 2009 full year IFRS basis results have been derived from the 2009 statutory accounts. The auditors have reported on the 2009 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006. B: Significant accounting policies The accounting policies applied by the Group in determining the IFRS basis results in this announcement are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2009, except for the following adoption of new accounting pronouncements in 2010: Revised IFRS 3, ‘Business Combinations’ and Amendments to IAS 27, ‘Consolidated and Separate Financial Statements’ The Group has applied the revised IFRS 3 and amended IAS 27 from 1 January 2010. The revised IFRS 3 and amended IAS 27 are the outcomes of the second phase of the IASB’s and the US Financial Accounting Standards Board’s (FASB) joint business combination project. The change in accounting policy as a result of the adoption of these standards has been applied prospectively. No restatement to 2009 comparatives is required. The more significant changes from the revised IFRS 3 include: • the immediate expensing of acquisition-related costs rather than inclusion in goodwill; and • recognition and measurement at fair value of contingent consideration at acquisition date with subsequent changes to income. The amendments to IAS 27 reflect changes to the accounting for non-controlling interests (known as minority interests prior to the amendments). From 1 January 2010, transactions that increase or decrease non-controlling interests without a change of control are accounted as equity transactions and therefore no goodwill is recognised. The adoption of revised IFRS 3 and amended IAS 27 has resulted in presentational and disclosure changes in the Group’s financial statements, and affected the accounting for the acquisition of United Overseas Bank (UOB) Life Assurance Limited in Singapore. The disclosure on this acquisition is provided in note Q. As a result of the adoption of the revised IFRS 3, the Group has expensed the UOB Life acquisition-related costs incurred of £2 million which would otherwise have been included within goodwill. Other accounting pronouncements adopted in 2010 In addition, the Group has adopted the following accounting pronouncements in 2010 but their adoption has had no material impact on the results and financial position of the Group: • Improvements to IFRSs (2009) • Amendments to IFRS 2 -- Group cash-settled share-based payment transactions • Amendments to IAS 39, ‘Financial instruments: Recognition and Measurement’ -- Eligible hedged items This is not intended to be a complete list of accounting pronouncements effective in 2010 as only those that could have an impact upon the Group’s financial statements have been discussed. 89

Notes on the IFRS basis results > continued C: Segment disclosure -- income statement 2010 £m2009 £m Note Half year Half year Full year Asian operationsnote i Insurance operations: Ei Underlying results before exceptional credit 262 149 353 Exceptional credit Ei,b -- 63 63 Total Asian insurance operations 262 212 416 Development expenses (3) (5) (6) Total Asian insurance operations after development expenses 259 207 410 Asian asset management 36 21 55 Total Asian operations 295 228 465 US operations Jackson (US insurance operations)note ii Eii 450 217 459 Broker-dealer and asset management 15 2 4 Total US operations 465 219 463 UK operations UK insurance operations: Long-term business Eiii 307 303 606 General insurance commissionnote iii 23 27 51 Total UK insurance operations 330 330 657 M&G 143 102 238 Total UK operations 473 432 895 Total segment profit 1,233 879 1,823 Other income and expenditure Investment return and other income 5 13 22 Interest payable on core structural borrowings (129) (84) (209) Corporate expenditure: Group Head Office (86) (74) (146) Asia Regional Head Office (27) (23) (57) Charge for share-based payments for Prudential schemesnote iv (3) (11) (5) Total (240) (179) (395) Solvency II implementation costs (22) -- -- Restructuring costsnote v (3) (12) (23) Operating profit based on longer-term investment returnsnote i 968 688 1,405 Short-term fluctuations in investment returns on shareholder-backed business F 26 (80) 36 Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemesnote vi (24) (63) (74) Costs of terminated AIA transaction G (377) -- -- Loss on sale and results for Taiwan agency businessnote i K -- (621) (621) Profit (loss) from continuing operations before tax attributable to shareholders 593 (76) 746 Notes i Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit for 2009. ii The US insurance operating profit of £450 million includes £123 million of net equity hedging gains, net of related DAC, (half year 2009: losses of £23 million; full year 2009: losses of £159 million) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of Jackson’s variable and fixed index annuity products, for which a significant proportion are not fair valued. These net gains / losses are variable in nature. iii UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement. iv The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes. v Restructuring costs of £3 million have been incurred in the UK (half year 2009: £7 million; full year 2009: £16 million) and £nil in central operations (half year 2009: £5 million; full year 2009: £7 million). vi The shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant. 92 Prudential plc › 2010 Half Year Financial Report

FINANCIAL STATEMENTS Determining operating segments and performance measure of operating segments The Group’s operating segments determined in accordance with IFRS 8, are as follows: Insurance operations • Asia • US (Jackson) • UK Asset management operations • M&G • Asian asset management • US broker-dealer and asset management (including Curian) Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting. The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes and transaction costs arising from business combinations. In addition, for 2010 this measure excluded costs associated with the terminated AIA transaction. For 2009 it excluded the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns. Furthermore, in 2009 the Company sold its Taiwan agency business. In order to facilitate comparisons on a like for like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership are shown separately within the supplementary analysis of profits. Segments results that are reported to the Group Executive Committee (GEC) include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asian Regional Head Office. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations. a Debt and equity securities Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve (RMR) based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the risk margin reserve charge is most significant is Jackson National Life. During the second half of 2009, the National Association of Insurance Commissioners (NAIC) changed its approach to the determination of regulatory ratings of residential mortgage-backed securities (RMBS), using an external third party, PIMCO, to develop regulatory ratings detail for more than 20,000 RMBS securities owned by US insurers at the end of 2009. Jackson has used the ratings resulting from this model to determine the average annual RMR for half year 2010 and full year 2009 as this is considered more relevant information for the RMBS securities concerned than the previous approach of using ratings by Nationally Recognised Statistical Ratings Organisation (NRSRO). It should be noted that this has no impact on the valuation applied to those securities within the IFRS statement of financial position and there is no impact to IFRS profit before tax or shareholders’ equity as a result of this change. b Derivative value movements Value movements for Jackson’s equity-based derivatives and variable and fixed index annuity product embedded derivatives are included in operating profits based on longer-term investment returns. To ensure these reflect longer-term movements the fair value movement included in operating profit is based on longer-term equity volatility levels and long-term average AA corporate bond rate curves, with the movement relating to change in current rates being included in short-term fluctuations. The operating profits based on longer-term investment returns explicitly include: • The fair value movement in free standing hedging derivatives, excluding the impact of the difference between longer-term and current period implied equity volatility levels as mentioned above; • The movement in liabilities for those embedded derivative liabilities which are fair valued in accordance with IFRS, primarily GMWB ‘not for life’ and fixed index annuity business, excluding the impacts of the differences between longer-term and current period equity volatility and incorporating 10-year average yield curves, in lieu of current period yield curves; • Movements in IFRS basis guarantee liabilities for GMWB ‘for life’, being those policies where a minimum annual withdrawal is permitted for the duration of the policyholders life subject to certain conditions, and GMDB business for which, under the US GAAP rules applied under IFRS, the reserving methodology under US GAAP principles generally gives rise to a muted impact of current period market movements; and • Related changes to the amortisation of deferred acquisition costs for each of the above items. The effects of the above components give rise to variable gains and losses arising from the differing measuring basis between some assets and liabilities. This is further discussed in note E (ii). Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged). 91

Notes on the IFRS basis results > continued C: Segment disclosure -- income statement continued These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson. There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for: • Unit-linked and US variable annuity business. For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns. • Assets covering non-participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns. c Liabilities to policyholders and embedded derivatives for product guarantees Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects. However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns. Examples where such bifurcation is necessary are: i Asia Vietnamese participating business For the participating business in Vietnam the liabilities include policyholders’ interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders’ interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders’ interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges. The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders. Non-participating business Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement. Guaranteed Minimum Death Benefit (GMDB) product features For unhedged GMDB liabilities accounted for under IFRS using ‘grandfathered’ US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB Accounting Standards Codification Subtopic 944--80 (formerly SOP 03-01), which partially reflects changes in market conditions. Under the Company’s supplementary basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns. ii US operations -- Embedded derivatives for variable annuity guarantee features Under IFRS, the ‘not for life’ Guaranteed Minimum Withdrawal Benefit (GMWB) is required to be fair valued as an embedded derivative. The movement in carrying values is affected by changes in equity market levels, as well as the level of observed implied equity volatility and changes to the interest rates applied from period to period. For these embedded derivatives the interest rates applied reflect current yield curve rates. For the purposes of determining operating profit based on longer-term investment returns the charge for these features is determined using historical longer-term equity volatility levels and long-term average yield curves. The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to annual claim limits, is accounted for in accordance with FASB Accounting Standards Codification Subtopic 944-80 (formerly SOP 03-01). As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term derivative fluctuation. 92 Prudential plc › 2010 Half Year Financial Report

iii UK shareholder-backed annuity business

With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

d Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Additional segmental analysis of revenue

The additional segmental analyses of revenue from external customers are as follows:

	Half year 2010 £m				
	Asia	US	UK	Intragroup	Total
Revenue from external customers:					
Insurance operations	3,009	5,676	2,733	(6)	11,412
Asset management	120	295	322	(146)	591
Unallocated corporate	–	–	7	–	7
Intragroup revenue eliminated on consolidation	(36)	(32)	(84)	152	–
Total revenue from external customers	3,093	5,939	2,978	–	12,010

	Half year 2009 £m				
	Asia	US	UK	Intragroup	Total
Revenue from external customers :					
Insurance operations	2,783	3,970	3,048	(8)	9,793
Asset management	64	190	162	(122)	294
Unallocated corporate	–	–	5	–	5
Intragroup revenue eliminated on consolidation	(32)	(29)	(69)	130	–
Total revenue from external customers	2,815	4,131	3,146	–	10,092

	Full year 2009 £m				
	Asia	US	UK	Intragroup	Total
Revenue from external customers:					
Insurance operations	5,336	9,097	5,822	(11)	20,244
Asset management	213	499	513	(271)	954
Unallocated corporate	–	–	12	–	12
Intragroup revenue eliminated on consolidation	(70)	(67)	(145)	282	–
Total revenue from external customers	5,479	9,529	6,202	–	21,210

Revenue from external customers is made up of the following:

	2010 £m	2009 £m	
	Half year	Half year	Full year
Earned premiums, net of reinsurance	11,256	9,518	19,976
Fee income from investment contract business and asset management (included within 'Other income')	754	574	1,234
Total revenue from external customers	12,010	10,092	21,210

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, the US and the Asian asset management businesses earn fees for investment management and related services. These fees totalled £146 million in half year 2010 (half year 2009: £122 million; and full year 2009: £271 million) and are included in the asset management segment above. In half year 2010, the remaining £6 million (half year 2009: £8 million; full year 2009: £11 million) of intragroup revenue was recognised by UK insurance operations. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

FINANCIAL STATEMENTS

93

Notes on the IFRS basis results > continued

D: Profit before tax – Asset management operations

The profit included in the income statement in respect of asset management operations is as follows:

	2010 £m				2009 £m	
	M&G	US	Asia	Half year	Half year	Full year
Revenue[note i]	364	299	121	784	663	1,516
Charges[note i]	(225)	(284)	(85)	(594)	(537)	(1,163)
Profit before tax	139	15	36	190	126	353
Comprising:						
Operating profit based on longer-term investment returns[note ii]	143	15	36	194	125	297
Short-term fluctuations in investment returns	12	–	–	12	3	70
Actuarial losses on defined benefit pension schemes	(16)	–	–	(16)	(2)	(14)
	139	15	36	190	126	353

Notes

i Included within M&G are realised and unrealised net investment gains/losses in respect of consolidated investment funds and Prudential Capital. The investment funds are managed on behalf of third parties and consolidated under IFRS in recognition of the control arrangements for the funds. The investment gains/losses in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges. Consequently there is no impact on profit before tax. Excluding the grossing up in respect of the consolidated investment funds, the revenue for M&G would be £338 million (half year 2009: £262 million; full year 2009: £697 million) and the charges £199 million (half year 2009: £159 million; full year 2009: £403 million).

ii M&G operating profit based on longer-term investment returns

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Asset management fee income	298	195	457
Other income	1	7	13
Staff costs	(122)	(85)	(205)
Other costs	(58)	(42)	(100)
Underlying profit before performance-related fees	119	75	165
Performance-related fees	3	–	12
Operating profit from asset management operations	122	75	177
Operating profit from Prudential Capital	21	27	61
Total M&G operating profit based on longer-term investment returns	143	102	238

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown in the main table primarily relates to income and investment gains/losses earned by Prudential Capital and by investment funds controlled by the asset management operations which are consolidated under IFRS.

E: Key assumptions, estimates and bases used to measure insurance assets and liabilities

i Asian insurance operations

a In half year 2010, one-off changes made to reserving assumptions resulted in a release from liabilities of £19 million.

b In 2009, the local regulatory basis in Malaysia was replaced by the Malaysian authority's Risk-Based Capital (RBC) framework. In light of this development, the Company re-measured these liabilities by reference to the method applied under the new RBC framework which resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

ii US insurance operations

a In half year 2010, half year 2009, full year 2009 and full year 2008, the operating result for Jackson was affected by net equity hedge effects in the following manner:

	2010 £m	2009 £m		2008 £m
	Half year	Half year	Full year	Full year
Result excluding equity hedge result and related amortisation of deferred acquisition costs[note i]	327	240	618	335
Equity hedge results net of related amortisation of deferred acquisition costs	123	(23)	(159)	71
Operating profit based on longer-term investment returns	450	217	459	406

Note

i The result excluding the equity hedge result after amortisation of deferred acquisition costs which varies both with the underlying financial performance of the Jackson business and with the difference between the actual separate account return in the period and that assumed in the prior year DAC valuation. This acceleration or deceleration in DAC as a result of market movement is discussed further in note S.

94 Prudential plc > 2010 Half Year Financial Report

Equity hedge results

The equity hedge result relates to the management of the equity hedge risk within the Group's variable annuity, and to a much lesser extent fixed index annuity businesses. It primarily reflects the difference between the value movement included in operating profit on free-standing derivatives and the movement in the accounting value of liabilities for guarantees in Jackson's variable annuity products. For certain of these guarantees, namely Guaranteed Minimum Death Benefit (GMDB) and 'for-life' Guaranteed Minimum Withdrawal Benefit (GMWB) features, the liabilities are not fair valued for accounting purposes but are reported pursuant to the US GAAP measurement basis applied for IFRS. Among other factors, these differences in approach to valuing assets and liabilities give rise to variable hedging gains or losses, which for the six month period ended 30 June 2010 totalled £123 million positive after allowing for related DAC amortisation. Over the longer-term it is anticipated that such gains and losses will substantially reverse. The total cumulative impact of these equity hedge results, net of related deferred acquisition costs, for the 30 months ended 30 June 2010 is a small gain of £35 million.

Jackson hedges on an economic basis all embedded derivatives as well as related fees and claims, through a combination of options and futures after taking into account the natural offsets in the book. These equity related hedging instruments and the liabilities to which they relate have been included in operating results consistent with the fees and claims to which they will ultimately relate.

iii UK insurance operations – annuity business: allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

- the expected level of future defaults;
- the credit risk premium that is required to compensate for the potential volatility in default levels; and
- the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps.

The credit risk allowance is a function of the asset type and the credit quality of the underlying portfolio. Government bonds are generally given a credit default allowance of zero. For corporate bonds the credit allowance varies by credit rating. An analysis of the credit ratings of debt securities is included in note V.

Given that the normal business model is for Prudential's annuity business to hold bonds to match long-term liabilities, the valuation rate that is applied to discount the future annuity payments includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk.

Historically, until the second half of 2007, when corporate bond spreads widened significantly, the allowance for credit risk was calculated as the long-term expected defaults and a long-term credit risk premium. This long-term credit risk was supplemented by a short-term allowance from 31 December 2007 to allow for the concern that credit ratings applied by the rating agencies may be downgraded and defaults in the short term might be higher than the long-term assumptions.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 30 June 2010, 30 June 2009 and 31 December 2009, based on the asset mix at the relevant balance sheet date are shown below.

	30 June 2010		
	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates[note i]	173	–	173
Credit risk allowance			
Long-term expected defaults[note ii]	17	–	17
Long-term credit risk premium[note iii]	11	–	11
Short-term allowance for credit risk[note iv]	39	(25)	14
Total credit risk allowance	67	(25)	42
Liquidity premium	106	25	131

FINANCIAL STATEMENTS

95

Notes on the IFRS basis results > continued

E: Key assumptions, estimates and bases used to measure insurance assets and liabilities continued

	30 June 2009		
	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates[note i]	275	–	275
Credit risk allowance			
Long-term expected defaults[note ii]	24	–	24
Long-term credit risk premium[note iii]	15	–	15
Short-term allowance for credit risk[note iv]	46	(28)	18
Total credit risk allowance	85	(28)	57
Liquidity premium	190	28	218

	31 December 2009		
	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates[note i]	175	–	175
Credit risk allowance			
Long-term expected defaults[note ii]	19	–	19
Long-term credit risk premium[note iii]	13	–	13
Short-term allowance for credit risk[note iv]	39	(24)	15
Total credit risk allowance	71	(24)	47
Liquidity premium	104	24	128

Notes

i Bond spread over swap rates reflect market observed data.

ii Long-term expected defaults are derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poors and Fitch.

iii The long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio.

iv The short-term allowance for credit risk was increased substantially in 2008 to be equal to 25 per cent of the increase in corporate bond spreads as estimated from the movements in published corporate bond spreads (as estimated from the movements in published corporate bond indices) since 31 December 2006. Subsequent to this date movements have reflected events in the period, namely the impact of credit migration, the decision not to release favourable default experience, new business and asset trading amongst other items. This is demonstrated by the analyses below.

The very prudent Pillar I regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS, on the other hand, aims to establish liabilities that are closer to 'best estimate'. IFRS default assumptions are therefore set between the EEV and Pillar I assumptions.

Factors affecting the credit risk allowance at 30 June 2010

The main factors influencing the credit risk allowance at 30 June 2010 for PRIL were as follows:

	Pillar I Regulatory basis (bps)			IFRS (bps)		
	Long term	Short term	Total	Long term	Short term	Total
Total allowance for credit risk at 31 December 2009	32	39	71	32	15	47
Credit migration	1	(1)	–	1	(1)	–
Retention of surplus from favourable default experience	–	3	3	–	1	1
Asset trading	(4)	–	(4)	(4)	–	(4)
New business	–	(1)	(1)	–	–	–
Other	(1)	(1)	(2)	(1)	(1)	(2)
Total allowance for credit risk at 30 June 2010	28	39	67	28	14	42

96 Prudential plc > 2010 Half Year Financial Report

The reserves for credit risk allowance at 30 June 2010 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis £bn			IFRS £bn		
	Long term	Short term	Total	Long term	Short term	Total
PRIL	0.6	0.9	1.5	0.6	0.3	0.9
PAC non-profit sub-fund	0.1	0.1	0.2	0.1	0.0	0.1
Total	0.7	1.0	1.7	0.7	0.3	1.0

F: Short-term fluctuations in investment returns on shareholder-backed business

	2010 £m	2009 £m	
	Half year	Half year	Full year
Insurance operations:			
Asian[note ii]	41	(41)	31
US[note iii]	(120)	165	27
UK[notes i and iv]	93	(63)	108
Other operations			
– IGD hedge costs[note v]	–	(216)	(235)
– Other[note vi]	12	75	105
	12	(141)	(130)
Total	26	(80)	36

Notes

i General overview of defaults

The Group did not incur any defaults in the half year 2010 on its debt securities portfolio (half year 2009: £11 million; full year 2009: £11 million). The defaults of £11 million in the half year and full year 2009 were experienced primarily by the UK shareholder-backed annuity business. Jackson experienced less than £1 million of default losses during 2009.

ii Asian insurance operations

The fluctuations for Asian operations in the half year 2010 were a gain of £41 million (half year 2009: charge of £41 million; full year 2009: gain of £31 million) and primarily relate to unrealised gains on the shareholder debt portfolio in the period.

iii US insurance operations

The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Short-term fluctuations relating to debt securities:			
Charges in the period[note a]			
Defaults	–	–	–
Losses on sales of impaired and deteriorating bonds	(100)	(44)	(6)
Bond write downs	(64)	(324)	(630)
Recoveries / reversals	3	2	5
	(161)	(366)	(631)
Less: Risk margin charge included in operating profit based on longer-term investment returns[note b]	36	41	76
	(125)	(325)	(555)
Interest related realised gains (losses):			
Arising in the period	169	75	125
Less: Amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(47)	(34)	(59)
	122	41	66
Related change to amortisation of deferred acquisition costs	(2)	37	75
Total short-term fluctuation related to debt securities	(5)	(247)	(414)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs)[note c]	111	339	385
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)	1	(40)	(59)
Equity-related derivatives: volatility and interest rate normalisation (net of related change to amortisation of deferred acquisition costs)[note d]	(238)	91	85
Other items (net of related change to amortisation of deferred acquisition costs)	11	22	30
Total	(120)	165	27

FINANCIAL STATEMENTS

97

Notes on the IFRS basis results > continued

F: Short-term fluctuations in investment returns on shareholder-backed business continued

a The charges in the period relating to debt securities of Jackson comprise the following:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Residential mortgage-backed securities:			
Prime	7	123	268
Alt-A	26	98	192
Sub-prime	6	18	49
Total residential mortgage-backed securities	39	239	509
Piedmont securities	25	5	30
Corporates	–	80	91
Losses on sales of impaired and deteriorating bonds net of recoveries	97	42	1
Total	161	366	631

Jackson experienced no bond default losses during the first half of 2010.

b The risk margin reserve (RMR) charge for longer-term credit related losses for half year 2010 is based on an average annual RMR of 25 basis points (half year 2009: 28 basis points; full year 2009: 27 basis points) on an average book value of US$43.7 billion (half year 2009: US$44.1 billion; full year 2009: US$43.9 billion) as shown below:

	Half year 2010				Half year 2009				Full year 2009			
Moody's rating category (or equivalent under NAIC ratings of RMBS)	Average book value US$m	RMR %	Annual expected losses US$m	Annual expected losses £m	Average book value US$m	RMR %	Annual expected losses US$m	Annual expected losses £m	Average book value US$m	RMR %	Annual expected losses US$m	Annual expected losses £m
A3 or higher	20,142	0.06	(11)	(7)	19,780	0.02	(4)	(3)	19,509	0.03	(5)	(3)
Baa1, 2 or 3	20,747	0.25	(51)	(33)	20,955	0.22	(47)	(32)	21,072	0.23	(47)	(30)
Ba1, 2 or 3	2,016	1.04	(21)	(14)	1,947	1.17	(23)	(16)	2,035	1.13	(23)	(15)
B1, 2 or 3	505	2.97	(15)	(10)	609	2.86	(17)	(11)	594	2.86	(17)	(11)
Below B3	339	3.87	(13)	(8)	769	3.93	(30)	(20)	691	3.91	(27)	(17)
Total	43,749	0.25	(111)	(72)	44,060	0.28	(121)	(82)	43,901	0.27	(119)	(76)
Related change to amortisation of deferred acquisition costs			28	18			23	16			25	16
Risk margin reserve charge for longer-term credit related losses			(83)	(54)			(98)	(66)			(94)	(60)

For the period ended 30 June 2010, Jackson has continued the practice commenced in the second half of 2009 in relation to RMBS to determine the risk margin charge included in operating profit based on longer-term investment returns using the regulatory rating as determined by a third party, PIMCO on behalf of the National Association of Insurance Commissioners (NAIC). See note C for further information.

The longer-term rates of return for equity-type investments are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points. The longer-term rates of return for equity-type investments ranged from 7.0 per cent to 9.9 per cent at 30 June 2010, 6.7 per cent to 9.6 per cent at 30 June 2009 and 6.7 per cent to 9.9 per cent at 31 December 2009 depending on the type of investments.

Except for the effect of the difference between current period and longer-term levels of implied equity volatility and AA corporate bond yield curves, market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit, and are included in short-term fluctuations in investment returns.

Consistent with the basis of measurement of insurance assets and liabilities for US GAAP investment contracts to Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

c The gain of £111 million (half year 2009: gain of £339 million; full year 2009: gain of £385 million) is for value movement of freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement.

Except for the effect of the difference between current period and longer-term levels of implied equity volatility and AA corporate bond yield curves, derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative programme relates, (subject to some limitations to GMDB and certain GMWB liabilities where US GAAP does not fully reflect the economic features being hedged). Other derivative value movements are separately identified within short-term fluctuations in investment returns.

For the derivatives programme attaching to the fixed annuity and other general account business the Group has continued in its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

98 Prudential plc > 2010 Half Year Financial Report

d The £238 million loss (half year 2009: gain of £91 million; full year 2009: gain of £85 million) for equity-related derivatives is for the normalisation of value movements for freestanding and embedded derivatives. This normalisation reflects the inclusions of longer-term implied equity volatility levels and also, for embedded derivatives 10 year average AA corporate bond yield curves in the value movement included in operating profits. The effect of the difference between actual levels of implied equity volatility and end of period AA corporate bond yield curves is reflected in short-term fluctuations in investment return.

In addition, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £1,144 million (half year 2009: reduction in net unrealised losses of £808 million; full year 2009: reduction in net unrealised losses of £2,669 million). These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note W.

iv UK insurance operations

The half year 2010 short-term fluctuations gain for UK insurance operations of £93 million reflects asset value movements principally on the shareholder-backed annuity business (half year 2009: loss of £63 million; full year 2009 gain: of £108 million).

v IGD hedge costs

During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts expired in 2009 and have not been renewed.

vi Other operations

Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs, arise from:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	–	69	28
Unrealised value movements on Prudential Capital bond portfolio	12	2	66
Unrealised value movements on investments held by other operations	–	4	11
Total	12	75	105

G: Costs of terminated AIA transaction

The following costs were incurred in relation to the proposed, and now terminated transaction, to purchase AIA Group Limited and related rights issue.

	2010 £m Half year
Termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66
Total costs before tax	377
Associated tax relief	(93)
Total costs after tax	284

Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within 'Investment return' and the other £277 million has been recorded as 'Other expenditure' within 'Acquisition costs and other expenditure' in the condensed consolidated income statement.

H: Acquisition costs and other expenditure

	2010 £m	2009 £m	
	Half year	Half year	Full year
Net acquisition costs incurred less deferred	423	397	728
Amortisation of acquisition costs	378	441	305
Other expenditure	1,839	1,444	2,924
Movements in amounts attributable to external unit holders	14	164	615
Total acquisition costs and other expenditure	2,654	2,446	4,572

FINANCIAL STATEMENTS

99

Notes on the IFRS basis results > continued

I: Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2010 £m	2009 £m	
	Half year	Half year	Full year
Asian operations			
Policyholders returns			
Assets backing unit-linked liabilities	(4)	1,108	2,539
With-profits business	34	507	1,519
	30	1,615	4,058
Shareholder returns	209	188	373
Total	239	1,803	4,431
US operations			
Policyholders returns			
Assets held to back (separate account) unit-linked liabilities	(981)	772	3,760
Shareholder returns			
Realised gains and losses (including impairment losses on available-for-sale bonds)	14	(300)	(529)
Value movements on derivative hedging programme for general account business	149	372	340
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	787	1,073	1,567
	950	1,145	1,378
Total	(31)	1,917	5,138
UK operations			
Policyholders returns			
Scottish Amicable Insurance Fund (SAIF)	304	(29)	1,438
Assets held to back unit-linked liabilities	423	122	2,947
With-profits fund (excluding SAIF)	2,576	(471)	10,461
	3,303	(378)	14,846
Shareholder returns			
Prudential Retirement Income Limited (PRIL)	1,150	330	1,827
Other business	463	78	1,113
	1,613	408	2,940
Total	4,916	30	17,786
Unallocated corporate			
Shareholder returns	(97)	(125)	(466)
Group Total			
Policyholder returns	2,352	2,009	22,664
Shareholder returns	2,675	1,616	4,225
Total	5,027	3,625	26,889

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

- Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;
- Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and
- With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK ten per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

100 Prudential plc > 2010 Half Year Financial Report

The investment return related to the types of business above does not impact shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realised gains and losses. However, separately, reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates. The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson's dynamic hedging programme.

The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

J: Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	Half year 2010 £m			
	Asia	US	UK	Total
Claims incurred	(1,202)	(2,296)	(5,000)	(8,498)
Increase in policyholder liabilities	(876)	(2,556)	(1,860)	(5,292)
Movement in unallocated surplus of with-profits funds	(92)	–	232	140
	(2,170)	(4,852)	(6,628)	(13,650)

	Half year 2009 £m			
	Asia	US	UK	Total
Claims incurred	(847)	(2,207)	(4,964)	(8,018)
Movement in policyholder liabilities	(2,174)	(2,778)	869	(4,083)
Movement in unallocated surplus of with-profits funds	(568)	–	1,886	1,318
	(3,589)	(4,985)	(2,209)	(10,783)

	Full year 2009 £m			
	Asia	US	UK	Total
Claims incurred	(1,814)	(4,092)	(9,875)	(15,781)
Increase in policyholder liabilities	(6,230)	(9,193)	(8,432)	(23,855)
Movement in unallocated surplus of with-profits funds	334	–	(1,893)	(1,559)
	(7,710)	(13,285)	(20,200)	(41,195)

FINANCIAL STATEMENTS

101

Notes on the IFRS basis results > continued

K: Sale of the Taiwan agency business in 2009

In half year 2009, the Company sold the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. In addition, the Company invested £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The sale was completed on 19 June 2009.

The Company retained its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment of 9.99 per cent in China Life.

The effects on the IFRS income statement was a pre-tax loss of £621 million comprising a loss on sale of £559 million and trading losses before tax up to the date of sale of £62 million. After allowing for tax and other adjustments, the reduction to shareholders equity was £607 million.

The loss on sale of £559 million included cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21.

L: Tax

i Tax (charge) credit

The total tax charge comprises:

Tax (charge) credit	2010 £m Half year	2009 £m Half year	2009 £m Full year
UK tax	6	69	(895)
Overseas tax	(166)	(172)	22
Total tax charge	(160)	(103)	(873)

An analysis of the total tax expense attributable to continuing operations recognised in the income statement by nature of expense is as follows:

	2010 £m Half year	2009 £m Half year	2009 £m Full year
Current tax	(157)	(32)	(529)
Deferred tax	(3)	(71)	(344)
Total tax charge	(160)	(103)	(873)

The current tax charge of £157 million includes £5 million for half year 2010 (half year 2009: charge of £2 million; full year 2009: charge of £6 million) in respect of tax to be paid in Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) five per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £149 million for half year 2010 (half year 2009: charge of £182 million; full year 2009: charge of £55 million) comprises:

Tax (charge) credit attributable to shareholders	2010 £m Half year	2009 £m Half year	2009 £m Full year
UK tax	10	(53)	(176)
Overseas tax	(159)	(129)	121
Total tax charge	(149)	(182)	(55)

ii Deferred tax assets and liabilities

The statement of financial position contains the following deferred tax assets and liabilities:

	30 Jun 2010 £m Deferred tax assets	30 Jun 2010 £m Deferred tax liabilities	30 Jun 2009 £m Deferred tax assets	30 Jun 2009 £m Deferred tax liabilities	31 Dec 2009 £m Deferred tax assets	31 Dec 2009 £m Deferred tax liabilities
Unrealised gains and losses on investments	982	(2,041)	875	(609)	1,156	(1,744)
Balance relating to investment and insurance contracts	16	(848)	12	(861)	20	(961)
Short-term timing differences	1,414	(1,216)	1,131	(1,173)	1,228	(1,159)
Capital allowances	17	(10)	36	(8)	18	(8)
Unused tax losses	262	–	95	–	286	–
Total	2,691	(4,115)	2,149	(2,651)	2,708	(3,872)

102 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The increase in deferred tax liabilities is primarily due to an increase in the value of unrealised gains in the available-for-sale securities in Jackson. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2010 Half Year results and financial position at 30 June 2010, the possible tax benefit of approximately £267 million (30 June 2009: £234 million; 31 December 2009: £257 million), which may arise from capital losses valued at approximately £1.2 billion (30 June 2009: £1.1 billion; 31 December 2009: £1.2 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £361 million (30 June 2009: £816 million; 31 December 2009: £607 million), which may arise from tax losses and other potential temporary differences totalling £1.4 billion (30 June 2009: £2.8 billion; 31 December 2009: £2.1 billion) is sufficiently uncertain that it has not been recognised. Forecasts as to when the tax losses and other temporary differences are likely to be utilised indicate that they may not be utilised in the short term. Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods. Accordingly, the deferred tax amounts for half year 2010 do not reflect the UK government's proposal announced in June 2010 to reduce the main UK corporation tax rate by one per cent a year for each of the next four years as the change has yet to be enacted. The UK government's tax rate change to 27 per cent and subsequent proposed phased rate changes to 24 per cent are expected to have an effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances as at 30 June 2010 by £10 million (change to 27 per cent) and £41 million (change to 24 per cent). 103

Notes on the IFRS basis results > continued

L: Tax continued

iii Reconciliation of tax charge on profit (loss) attributable to shareholders for continuing operations

	Half year 2010 £m				
	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Profit (loss) before tax attributable to shareholders:					
Operating profit based on longer-term investment returns[note iii]	259	450	330	(71)	968
Short-term fluctuations in investment returns	41	(120)	93	12	26
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	(8)	(16)	(24)
Costs of terminated AIA transaction	–	–	–	(377)	(377)
Total	300	330	415	(452)	593
Expected tax rate:[note i]					
Operating profit based on longer-term investment returns[note iii]	26%	35%	28%	28%	31%
Short-term fluctuations in investment returns	26%	35%	28%	28%	8%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	28%	28%	25%
Costs of terminated AIA transaction	–	–	–	28%	28%
Expected tax (charge) credit based on expected tax rates:					
Operating profit based on longer-term investment returns[note iii]	(67)	(158)	(92)	20	(297)
Short-term fluctuations in investment returns	(11)	42	(26)	(3)	2
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	2	4	6
Costs of terminated AIA transaction	–	–	–	106	106
Total	(78)	(116)	(116)	127	(183)
Variance from expected tax charge:[note ii]					
Operating profit based on longer-term investment returns[note iii]	28	27	(3)	–	52
Short-term fluctuations in investment returns	5	(5)	(1)	(4)	(5)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	–	–
Costs of terminated AIA transaction	–	–	–	(13)	(13)
Total	33	22	(4)	(17)	34
Actual tax (charge) credit:					
Operating profit based on longer-term investment returns[note iii]	(39)	(131)	(95)	20	(245)
Short-term fluctuations in investment returns	(6)	37	(27)	(7)	(3)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	2	4	6
Costs of terminated AIA transaction	–	–	–	93	93
Total	(45)	(94)	(120)	110	(149)
Actual tax rate:					
Operating profit based on longer-term investment returns	15%	29%	29%	28%	25%
Total	15%	29%	29%	24%	25%

104 Prudential plc > 2010 Half Year Financial Report

	Half year 2009 £m				
	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
(Loss) profit before tax attributable to shareholders:					
Operating profit based on longer-term investment returns, net of attributable restructuring costs and development expenses[note iii]	207	217	330	(66)	688
Short-term fluctuations in investment returns	(41)	165	(63)	(141)	(80)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	(63)	(63)
Loss on sale and results for Taiwan agency business	(621)	–	–	–	(621)
Total	(455)	382	267	(270)	(76)
Expected tax rate:[note i]					
Operating profit based on longer-term investment returns[note iii]	24%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	39%	31%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	28%	28%
Loss on sale and results for Taiwan agency business	25%	–	–	–	25%
Expected tax credit (charge) based on expected tax rates:					
Operating profit based on longer-term investment returns[note iii]	(50)	(76)	(92)	18	(200)
Short-term fluctuations in investment returns	10	(58)	18	55	25
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	18	18
Loss on sale and results for Taiwan agency business	155	–	–	–	155
Total	115	(134)	(74)	91	(2)
Variance from expected tax charge:[note ii]					
Operating profit based on longer-term investment returns[note iii]	16	19	(11)	(5)	19
Short-term fluctuations in investment returns	(4)	(61)	3	1	(61)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	(1)	(1)
Loss on sale and results for Taiwan agency business	(137)	–	–	–	(137)
Total	(125)	(42)	(8)	(5)	(180)
Actual tax credit (charge):					
Operating profit based on longer-term investment returns[note iii]	(34)	(57)	(103)	13	(181)
Short-term fluctuations in investment returns	6	(119)	21	56	(36)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	17	17
Loss on sale and results for Taiwan agency business	18	–	–	–	18
Total	(10)	(176)	(82)	86	(182)
Actual tax rate:					
Operating profit based on longer-term investment returns	16%	26%	31%	20%	26%
Total	(2)%	46%	31%	32%	(239)%

FINANCIAL STATEMENTS

105

Notes on the IFRS basis results > continued

L: Tax continued

	Full year 2009 £m				
	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Profit (loss) before tax attributable to shareholders:					
Operating profit based on longer-term investment returns[note iii]	410	459	657	(121)	1,405
Short-term fluctuations in investment returns	31	27	108	(130)	36
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	(46)	(28)	(74)
Loss on sale and results for Taiwan agency business	(621)	–	–	–	(621)
Total	(180)	486	719	(279)	746
Expected tax rate:[note i]					
Operating profit based on longer-term investment returns[note iii]	24%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	36%	0%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	28%	28%	28%
Loss on sale and results for Taiwan agency business	25%	–	–	–	25%
Expected tax (charge) credit based on expected tax rates:					
Operating profit based on longer-term investment returns[note iii]	(98)	(161)	(184)	34	(409)
Short-term fluctuations in investment returns	(8)	(9)	(30)	47	–
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	13	8	21
Loss on sale and results for Taiwan agency business	155	–	–	–	155
Total	49	(170)	(201)	89	(233)
Variance from expected tax charge:[note ii]					
Operating profit based on longer-term investment returns[note iii]	35	77	(29)	8	91
Short-term fluctuations in investment returns	15	195	–	14	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	–	–	–
Loss on sale and results for Taiwan agency business	(137)	–	–	–	(137)
Total	(87)	272	(29)	22	178
Actual tax (charge) credit:					
Operating profit based on longer-term investment returns[note iii]	(63)	(84)	(213)	42	(318)
Short-term fluctuations in investment returns	7	186	(30)	61	224
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	–	–	13	8	21
Loss on sale and results for Taiwan agency business	18	–	–	–	18
Total	(38)	102	(230)	111	(55)
Actual tax rate:					
Operating profit based on longer-term investment returns	15%	18%	32%	35%	23%
Total	(21)%	(21)%	32%	40%	7%

Notes

i Expected tax rates for profit (loss) attributable to shareholders:
- The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.
- For Asian operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.
- The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

ii For half year 2010, the principal variances arise from a number of factors, including:

a Asian long-term operations
For half year 2010 and full year 2009, profits in certain countries which are not taxable partly offset by the inability to fully recognise deferred tax assets on losses being carried forward. For half year 2009, adjustments in respect of prior year tax charges and profits in certain countries which are not taxable.

106 Prudential plc > 2010 Half Year Financial Report

b Jackson

For half year 2010, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business. For half year 2009, the inability to fully recognise deferred tax assets on losses being carried forward partially offset by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business. For full year 2009, the ability to fully recognise deferred tax assets on losses brought forward which we were previously unable to recognise together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

c UK insurance operations

For half year 2010, different tax bases of UK life business. For half year 2009 and full year 2009, adjustments in respect of prior year tax charge and different tax bases of UK life business.

d Other operations

For half year 2010, the inability to fully recognise a tax credit in respect of non-deductible capital costs incurred in relation to the terminated AIA transaction. For half year 2009, the inability to recognise a deferred tax asset on various tax losses. For full year 2009, the ability to recognise a deferred tax asset on various tax losses which we were previously unable to recognise offset by adjustments in respect of the prior year tax charge.

e For half year 2009 and full year 2009, the actual tax rate in relation to Asia excluding the result for the sold Taiwan agency business would have been six per cent and 13 per cent respectively.

iii Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

M: Supplementary analysis of earnings per share

	Half year 2010					
	Before tax note C £m	Tax note L £m	Non-controlling interests £m	Net of tax and non-controlling interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns	968	(245)	(2)	721	28.6p	28.6p
Short-term fluctuations in investment returns on shareholder-backed business	26	(3)	–	23	0.9p	0.9p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	6	–	(18)	(0.7)p	(0.7)p
Costs of terminated AIA transaction	(377)	93	–	(284)	(11.3)p	(11.3)p
Based on profit for the period from continuing operations	593	(149)	(2)	442	17.5p	17.5p

	Half year 2009					
	Before tax note C £m	Tax note L £m	Non-controlling interests £m	Net of tax and non-controlling interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns	688	(181)	4	511	20.5p	20.5p
Short-term fluctuations in investment returns on shareholder-backed business	(80)	(36)	–	(116)	(4.7)p	(4.7)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(63)	17	–	(46)	(1.8)p	(1.8)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	–	(603)	(24.2)p	(24.2)p
Based on loss for the period from continuing operations	(76)	(182)	4	(254)	(10.2)p	(10.2)p

FINANCIAL STATEMENTS

107

Notes on the IFRS basis results > continued

M: Supplementary analysis of earnings per share continued

	Full year 2009					
	Before tax note C £m	Tax note L £m	Non-controlling interests £m	Net of tax and non-controlling interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
Based on operating profit based on longer-term investment returns	1,405	(318)	(2)	1,085	43.4p	43.3p
Short-term fluctuations in investment returns on shareholder-backed business	36	224	1	261	10.4p	10.4p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	21	–	(53)	(2.1)p	(2.1)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	–	(603)	(24.1)p	(24.0)p
Based on profit for the year from continuing operations	746	(55)	(1)	690	27.6p	27.6p
Adjustment for post-tax results of discontinued operations*	(14)	–	–	(14)	(0.6)p	(0.6)p
Based on profit for the year	732	(55)	(1)	676	27.0p	27.0p

*The full year 2009 charge which was net of £nil tax, reflected completion adjustments for a previously disposed business.

The weighted average number of shares for calculating basic earnings per share for the half year 2010 was 2,520 million (half year 2009: 2,489 million; full year 2009: 2,501 million). The weighted average number of shares for calculating diluted earnings per share for the half year 2010 was 2,524 million (half year 2009: 2,489 million; full year 2009: 2,506 million). In addition, at 30 June 2009, there were 13 million shares under option offset by 12 million shares that would have been issued at fair value on assumed option exercise. The net one million potentially dilutive ordinary shares have been excluded from the half year 2009 diluted earnings per share calculation as their inclusion would have decreased the loss per share.

N: Dividends

Dividends per share (in pence)	2010 Half year	2009 Half year	2009 Full year
Dividends relating to reporting period:			
Interim dividend (2010 and 2009)	6.61p	6.29p	6.29p
Second interim dividend (2009)	–	–	13.56p
Total	6.61p	6.29p	19.85p
Dividends declared and paid in reporting period:			
Current year interim dividend	–	–	6.29p
Second interim/final dividend for prior year	13.56p	12.91p	12.91p
Total	13.56p	12.91p	19.20p

Dividends are recorded in the period in which they are declared. The first interim dividend for the year ended 31 December 2009 of 6.29 pence per ordinary share was paid to eligible shareholders on 24 September 2009 and the second interim dividend of 13.56 pence per ordinary share for the same period was paid to eligible shareholders on 27 May 2010.

The 2010 interim dividend of 6.61 pence per ordinary share will be paid on 23 September 2010 in sterling to shareholders on the principal and Irish branch registers at 6.00 p.m. BST on Friday, 20 August 2010 (the Record Date), on 24 September 2010 in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m. Hong Kong time on the Record Date (HK Shareholders), and on or about 30 September 2010 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00 p.m. Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be HK$0.8038 per ordinary share which equates to the sterling value translated at the exchange rate ruling at the close of business on 11 August 2010. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP.

It is intended that shareholders will be able to elect to receive ordinary shares credited as fully paid instead of the interim cash dividend under the terms of the Company's scrip dividend scheme. The dividend will distribute an estimated £168 million of shareholders' funds.

108 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS

O: Group statement of financial position analysis

i Group statement of financial position

To explain more comprehensively the assets and liabilities of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by segment and type of business.

The analysis is shown below for the Group statement of financial position by operating segment at 30 June 2010.

	2010 £m								2009 £m	
	Insurance operations									
	UK	US	Asia	Total insurance operations	Asset management operations note P iv	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun Group total	30 Jun Group total	31 Dec Group total
Assets										
Intangible assets attributable to shareholders:										
Goodwill[R]	–	–	235	235	1,230	–	–	1,465	1,310	1,310
Deferred acquisition costs and other intangible assets[S]	128	2,950	942	4,020	8	–	–	4,028	4,045	4,049
Total	128	2,950	1,177	4,255	1,238	–	–	5,493	5,355	5,359
Intangible assets attributable to with-profits funds:										
In respect of acquired subsidiaries for venture fund and other investment purposes	124	–	–	124	–	–	–	124	159	124
Deferred acquisition costs and other intangible assets	8	–	102	110	–	–	–	110	111	106
Total	132	–	102	234	–	–	–	234	270	230
Total	260	2,950	1,279	4,489	1,238	–	–	5,727	5,625	5,589
Deferred tax assets[L]	253	1,828	96	2,177	133	381	–	2,691	2,149	2,708
Other non-investment and non-cash assets	4,690	1,409	992	7,091	884	4,178	(5,801)	6,352	5,608	5,425
Investments of long-term business and other operations:										
Investment properties	11,322	27	11	11,360	–	–	–	11,360	10,479	10,905
Investments accounted for using the equity method	4	–	5	9	–	–	–	9	6	6
Financial investments:										
Loans[U]	2,214	4,537	1,383	8,134	1,453	–	–	9,587	8,613	8,754
Equity securities and portfolio holdings in unit trusts	34,668	24,629	12,323	71,620	155	–	–	71,775	56,069	69,354
Debt securities[V]	72,072	27,371	12,425	111,868	1,466	–	–	113,334	89,399	101,751
Other investments	4,323	1,684	427	6,434	195	139	–	6,768	6,085	5,132
Deposits	8,401	359	952	9,712	54	–	–	9,766	8,806	12,820
Total Investments	133,004	58,607	27,526	219,137	3,323	139	–	222,599	179,457	208,722
Properties held-for sale	–	3	–	3	–	–	–	3	5	3
Cash and cash equivalents	3,128	153	1,010	4,291	1,076	673	–	6,040	6,542	5,307
Total assets	141,335	64,950	30,903	237,188	6,654	5,371	(5,801)	243,412	199,386	227,754

109

Notes on the IFRS basis results > continued

O: Group statement of financial position analysis continued

	2010 £m								2009 £m	
	Insurance operations			Total insurance operations	Asset management operations note P iv	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun Group total	30 Jun Group total	31 Dec Group total
	UK	US	Asia							
Equity and liabilities										
Equity										
Shareholders' equity	1,937	3,905	1,992	7,834	1,711	(2,384)	–	7,161	4,720	6,271
Non-controlling interests	32	–	2	34	3	–	–	37	29	32
Total equity	1,969	3,905	1,994	7,868	1,714	(2,384)	–	7,198	4,749	6,303
Liabilities										
Policyholder liabilities and unallocated surplus of with-profits funds:										
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	118,180	55,253	25,480	198,913	–	–	–	198,913	165,047	186,398
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	10,014	–	52	10,066	–	–	–	10,066	7,061	10,019
Total policyholder liabilities and unallocated surplus of with-profits funds	128,194	55,253	25,532	208,979	–	–	–	208,979	172,108	196,417
Core structural borrowings of shareholder financed operations:										
Subordinated debt	–	–	–	–	–	2,767	–	2,767	2,198	2,691
Other	–	166	–	166	–	549	–	715	701	703
Total[X]	–	166	–	166	–	3,316	–	3,482	2,899	3,394
Operational borrowings attributable to shareholder financed operations[Y]	159	171	195	525	143	2,566	–	3,234	2,855	2,751
Borrowings attributable to with-profits operations[Y]	1,313	–	–	1,313	–	–	–	1,313	1,349	1,284
Deferred tax liabilities[L]	1,283	2,254	425	3,962	5	148	–	4,115	2,651	3,872
Other non-insurance liabilities	8,417	3,201	2,757	14,375	4,792	1,725	(5,801)	15,091	12,775	13,733
Total liabilities	139,366	61,045	28,909	229,320	4,940	7,755	(5,801)	236,214	194,637	221,451
Total equity and liabilities	141,335	64,950	30,903	237,188	6,654	5,371	(5,801)	243,412	199,386	227,754

110 Prudential plc > 2010 Half Year Financial Report

ii Group statement of financial position – additional analysis by type of business

	2010 £m							2009 £m	
		Shareholder-backed business							
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun Group total	30 Jun Group total	31 Dec Group total
Assets									
Intangible assets attributable to shareholders:									
Goodwill[R]	–	–	235	1,230	–	–	1,465	1,310	1,310
Deferred acquisition costs and other intangible assets[S]	–	–	4,020	8	–	–	4,028	4,045	4,049
Total	–	–	4,255	1,238	–	–	5,493	5,355	5,359
Intangible assets attributable to with-profits funds:									
In respect of acquired subsidiaries for venture fund and other investment purposes	124	–	–	–	–	–	124	159	124
Deferred acquisition costs and other intangible assets	110	–	–	–	–	–	110	111	106
Total	234	–	–	–	–	–	234	270	230
Total	234	–	4,255	1,238	–	–	5,727	5,625	5,589
Deferred tax assets[L]	113	–	2,064	133	381	–	2,691	2,149	2,708
Other non-investment and non-cash assets	2,448	807	3,836	884	4,178	(5,801)	6,352	5,608	5,425
Investments of long-term business and other operations:									
Investment properties	9,169	717	1,474	–	–	–	11,360	10,479	10,905
Investments accounted for using the equity method	–	–	9	–	–	–	9	6	6
Financial investments:									
Loans[U]	2,072	–	6,062	1,453	–	–	9,587	8,613	8,754
Equity securities and portfolio holdings in unit trusts	27,119	43,875	626	155	–	–	71,775	56,069	69,354
Debt securities[V]	51,888	8,325	51,655	1,466	–	–	113,334	89,399	101,751
Other investments	4,153	90	2,191	195	139	–	6,768	6,085	5,132
Deposits	6,703	807	2,202	54	–	–	9,766	8,806	12,820
Total Investments	101,104	53,814	64,219	3,323	139	–	222,599	179,457	208,722
Properties held-for-sale	–	–	3	–	–	–	3	5	3
Cash and cash equivalents	2,140	1,292	859	1,076	673	–	6,040	6,542	5,307
Total assets	106,039	55,913	75,236	6,654	5,371	(5,801)	243,412	199,386	227,754

FINANCIAL STATEMENTS

111

Notes on the IFRS basis results > continued

O: Group statement of financial position analysis continued

	2010 £m							2009 £m	
		Shareholder-backed business							
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun Group total	30 Jun Group total	31 Dec Group total
Equity and liabilities									
Equity									
Shareholders' equity	–	–	7,834	1,711	(2,384)	–	7,161	4,720	6,271
Non-controlling interests	32	–	2	3	–	–	37	29	32
Total equity	32	–	7,836	1,714	(2,384)	–	7,198	4,749	6,303
Liabilities									
Policyholder liabilities and unallocated surplus of with-profits funds:									
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	87,740	54,602	56,571	–	–	–	198,913	165,047	186,398
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	10,066	–	–	–	–	–	10,066	7,061	10,019
Total policyholder liabilities and unallocated surplus of with-profits funds	97,806	54,602	56,571	–	–	–	208,979	172,108	196,417
Core structural borrowings of shareholder-financed operations:									
Subordinated debt	–	–	–	–	2,767	–	2,767	2,198	2,691
Other	–	–	166	–	549	–	715	701	703
Total[X]	–	–	166	–	3,316	–	3,482	2,899	3,394
Operational borrowings attributable to shareholder financed operations[Y]	–	–	525	143	2,566	–	3,234	2,855	2,751
Borrowings attributable to with-profits operations[Y]	1,313	–	–	–	–	–	1,313	1,349	1,284
Deferred tax liabilities[L]	1,226	12	2,724	5	148	–	4,115	2,651	3,872
Other non-insurance liabilities	5,662	1,299	7,414	4,792	1,725	(5,801)	15,091	12,775	13,733
Total liabilities	106,007	55,913	67,400	4,940	7,755	(5,801)	236,214	194,637	221,451
Total equity and liabilities	**106,039**	**55,913**	**75,236**	**6,654**	**5,371**	**(5,801)**	**243,412**	**199,386**	**227,754**

112 Prudential plc > 2010 Half Year Financial Report

P: Statement of financial position

i UK insurance operations

Overview

- In order to reflect the different types of UK business and fund structure, the statement of financial position of the UK insurance operations analyses assets and liabilities between those of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity and other long-term business (see table below).
- £90 billion of the £133 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits sub-fund (WPSF) note i			Other funds and subsidiaries			2010	2009	
	Scottish Amicable Insurance Fund note ii £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited note iii £m	Total note iv £m	Unit-linked assets and liabilities £m	Annuity and other long-term business £m	Total £m	30 Jun Total £m	30 Jun Total £m	31 Dec Total £m
Assets										
Intangible assets attributable to shareholders:										
Deferred acquisition costs and other intangible assets[S]	–	–	–	–	–	128	128	**128**	132	127
	–	–	–	–	–	128	128	**128**	132	127
Intangible assets attributable to PAC with-profits fund:										
In respect of acquired subsidiaries for venture fund and other investment purposes	–	124	–	124	–	–	–	**124**	159	124
Deferred acquisition costs	1	7	–	7	–	–	–	**8**	13	9
	1	131	–	131	–	–	–	**132**	172	133
Total	1	131	–	131	–	128	128	**260**	304	260
Deferred tax assets	2	104	7	111	–	140	140	**253**	385	292
Other non-investment and non-cash assets	495	1,280	300	1,580	627	1,988	2,615	**4,690**	4,081	3,074
Investments of long-term business and other operations:										
Investment properties	740	7,739	690	8,429	717	1,436	2,153	**11,322**	10,455	10,861
Investments accounted for using the equity method	–	–	–	–	–	4	4	**4**	–	4
Financial investments										
Loans[U]	136	912	141	1,053	–	1,025	1,025	**2,214**	1,689	1,815
Equity securities and portfolio holdings in unit trusts	2,637	20,231	226	20,457	11,538	36	11,574	**34,668**	32,853	37,051
Debt securities[V]	4,930	28,061	12,907	40,968	5,628	20,546	26,174	**72,072**	59,231	67,772
Other investments[note v]	354	3,489	180	3,669	67	233	300	**4,323**	4,216	3,630
Deposits	704	5,415	557	5,972	523	1,202	1,725	**8,401**	7,668	11,557
Total investments	9,501	65,847	14,701	80,548	18,473	24,482	42,955	**133,004**	116,112	132,690
Properties held-for-sale	–	–	–	–	–	–	–	**–**	5	–
Cash and cash equivalents	204	1,533	53	1,586	1,060	278	1,338	**3,128**	2,873	2,265
Total assets	**10,203**	**68,895**	**15,061**	**83,956**	**20,160**	**27,016**	**47,176**	**141,335**	123,760	138,581

FINANCIAL STATEMENTS

113

Notes on the IFRS basis results > continued

P: Statement of financial position continued

	Scottish Amicable Insurance Fund note ii £m	PAC with-profits sub-fund (WPSF) note i: Excluding Prudential Annuities Limited £m	PAC with-profits sub-fund (WPSF) note i: Prudential Annuities Limited note iii £m	PAC with-profits sub-fund (WPSF) note i: Total note iv £m	Other funds and subsidiaries: Unit-linked assets and liabilities £m	Other funds and subsidiaries: Annuity and other long-term business £m	Other funds and subsidiaries: Total £m	2010 30 Jun Total £m	2009 30 Jun Total £m	2009 31 Dec Total £m
Equity and liabilities										
Equity										
Shareholders' equity	–	–	–	–	–	1,937	1,937	**1,937**	1,749	1,939
Non-controlling interests	–	32	–	32	–	–	–	**32**	26	28
Total equity	–	32	–	32	–	1,937	1,937	**1,969**	1,775	1,967
Liabilities										
Policyholder liabilities and unallocated surplus of with-profits funds:										
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	9,626	55,571	12,433	68,004	19,456	21,094	40,550	**118,180**	105,369	116,229
Unallocated surplus of with-profits funds (reflecting application of 'realistic' provisions for UK regulated with-profits funds) note vi	–	8,306	1,708	10,014	–	–	–	**10,014**	7,015	9,966
Total	9,626	63,877	14,141	78,018	19,456	21,094	40,550	**128,194**	112,384	126,195
Operational borrowings attributable to shareholder-financed operations	–	–	–	–	–	159	159	**159**	28	158
Borrowings attributable to with-profits funds V	118	1,195	–	1,195	–	–	–	**1,313**	1,349	1,284
Deferred tax liabilities	56	663	210	873	–	354	354	**1,283**	1,198	1,606
Other non-insurance liabilities	403	3,128	710	3,838	704	3,472	4,176	**8,417**	7,026	7,371
Total liabilities	10,203	68,863	15,061	83,924	20,160	25,079	45,239	**139,366**	121,985	136,614
Total equity and liabilities	**10,203**	**68,895**	**15,061**	**83,956**	**20,160**	**27,016**	**47,176**	**141,335**	123,760	138,581

Notes

i For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.5 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

ii SAIF is a separate sub-fund within the PAC long-term business fund.

iii Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

iv Excluding policyholder liabilities of the Hong Kong branch of PAC.

v Other investments comprise:

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Derivative assets*	**1,370**	1,819	910
Partnerships in investment pools and other†	**2,953**	2,397	2,720
	4,323	4,216	3,630

*In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £868 million (30 June 2009: £583 million; 31 December 2009: £709 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £502 million (30 June 2009: £1,236 million; 31 December 2009: £201 million).

†Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

114 Prudential plc > 2010 Half Year Financial Report

vi Unallocated surplus of with-profits funds Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies. The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments. FINANCIAL STATEMENTS
115

Notes on the IFRS basis results > continued

P: Statement of financial position continued

ii US insurance operations

	30 Jun 2010 £m			30 Jun 2009 £m			31 Dec 2009 £m		
	Variable annuity separate account assets and liabilities note i	Fixed annuity, GIC and other business note i	Total	Variable annuity separate account assets and liabilities note i	Fixed annuity, GIC and other business note i	Total	Variable annuity separate account assets and liabilities note i	Fixed annuity, GIC and other business note i	Total
Assets									
Intangible assets attributable to shareholders:									
Deferred acquisition costs[S]	–	2,950	2,950	–	3,259	3,259	–	3,092	3,092
Total	–	2,950	2,950	–	3,259	3,259	–	3,092	3,092
Deferred tax assets	–	1,828	1,828	–	1,363	1,363	–	1,944	1,944
Other non-investment and non-cash assets	–	1,409	1,409	–	1,315	1,315	–	1,404	1,404
Investments of long-term business and other operations:									
Investment properties	–	27	27	–	12	12	–	33	33
Financial investments:									
Loans[U]	–	4,537	4,537	–	4,295	4,295	–	4,319	4,319
Equity securities and portfolio holdings in unit trusts	24,291	338	24,629	14,512	472	14,984	20,639	345	20,984
Debt securities[V,W]	–	27,371	27,371	–	20,896	20,896	–	22,831	22,831
Other investments[note ii]	–	1,684	1,684	–	1,103	1,103	–	955	955
Deposits	–	359	359	–	577	577	–	454	454
Total investments	24,291	34,316	58,607	14,512	27,355	41,867	20,639	28,937	49,576
Properties held-for-sale	–	3	3	–	–	–	–	3	3
Cash and cash equivalents	–	153	153	–	343	343	–	340	340
Total assets	24,291	40,659	64,950	14,512	33,635	48,147	20,639	35,720	56,359
Equity and liabilities									
Equity									
Shareholders' equity	–	3,905	3,905	–	2,046	2,046	–	3,011	3,011
Non-controlling interests	–	–	–	–	–	–	–	–	–
Total equity	–	3,905	3,905	–	2,046	2,046	–	3,011	3,011
Liabilities									
Policyholder liabilities:									
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	24,291	30,962	55,253	14,512	26,980	41,492	20,639	27,672	48,311
Total	24,291	30,962	55,253	14,512	26,980	41,492	20,639	27,672	48,311
Core structural borrowings of shareholder-financed operations	–	166	166	–	152	152	–	154	154
Operational borrowings attributable to shareholder-financed operations	–	171	171	–	297	297	–	203	203
Deferred tax liabilities	–	2,254	2,254	–	1,075	1,075	–	1,858	1,858
Other non-insurance liabilities	–	3,201	3,201	–	3,085	3,085	–	2,822	2,822
Total liabilities	24,291	36,754	61,045	14,512	31,589	46,101	20,639	32,709	53,348
Total equity and liabilities	24,291	40,659	64,950	14,512	33,635	48,147	20,639	35,720	56,359

Notes

i Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

116 Prudential plc > 2010 Half Year Financial Report

II Other investments comprise:

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Derivative assets*	1,162	652	519
Partnerships in investment pools and other†	522	451	436
	1,684	1,103	955

*In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £618 million (30 June 2009: £561 million; 31 December 2009: £461 million), which is also included in the statement of financial position, the derivative position for US operations is a net asset of £544 million (30 June 2009: £91 million; 31 December 2009: £58 million).

†Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

III Results and movements in shareholders' equity

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Operating profits based on longer-term investment returns[C]	450	217	459
Short-term fluctuations in investment returns[F]	(120)	165	27
Profit before shareholder tax	330	382	486
Tax[L]	(94)	(176)	102
Profit for the period	236	206	588

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Profit for the period (as above)	236	206	588
Items recognised in other comprehensive income:			
Exchange movements	252	(278)	(231)
Unrealised valuation movements on securities classified as available-for sale:			
Unrealised holding gains arising during the year	1,123	662	2,249
Add back losses included in the income statement	21	146	420
Total unrealised valuation movements	1,144	808	2,669
Related change in amortisation of deferred income and acquisition costs[S]	(510)	(235)	(1,069)
Related tax	(215)	(150)	(557)
Total other comprehensive income	671	145	812
Total comprehensive income for the period	907	351	1,400
Dividends and interest payments to central companies	(13)	(3)	(87)
Net increase in equity	894	348	1,313
Shareholders' equity at beginning of period	3,011	1,698	1,698
Shareholders' equity at end of period	3,905	2,046	3,011

FINANCIAL STATEMENTS

117

Notes on the IFRS basis results > continued

P: Statement of financial position continued

iii Asian insurance operations

	30 Jun 2010 £m				30 Jun 2009 £m				31 Dec 2009 £m			
	With-profits business note i	Unit-linked assets and liabilities	Other	Total	With-profits business note i	Unit-linked assets and liabilities	Other	Total	With-profits business note i	Unit-linked assets and liabilities	Other	Total
Assets												
Intangible assets attributable to shareholders:												
Goodwill	–	–	235	235	–	–	80	80	–	–	80	80
Deferred acquisition costs and other intangible assets[S]	–	–	942	942	–	–	648	648	–	–	822	822
Total	–	–	1,177	1,177	–	–	728	728	–	–	902	902
Intangible assets attributable to with-profit funds:												
Deferred acquisition costs and other intangible assets	102	–	–	102	98	–	–	98	97	–	–	97
Deferred tax assets	–	–	96	96	8	–	93	101	–	–	132	132
Other non-investment and non-cash assets	373	180	439	992	320	102	1,044	1,466	234	83	563	880
Investments of long-term business and other operations:												
Investment properties	–	–	11	11	–	–	12	12	–	–	11	11
Investments accounted for using the equity method	–	–	5	5	–	–	–	–	–	–	2	2
Financial investments:												
Loans[U]	883	–	500	1,383	716	47	332	1,095	781	27	399	1,207
Equity securities and portfolio holdings in unit trusts	4,025	8,046	252	12,323	2,844	5,212	104	8,160	3,691	7,224	267	11,182
Debt securities[V]	5,990	2,697	3,738	12,425	4,326	1,982	1,986	8,294	4,988	2,462	2,534	9,984
Other investments	130	23	274	427	55	80	56	191	73	44	141	258
Deposits	27	284	641	952	34	233	272	539	14	196	536	746
Total investments	11,055	11,050	5,421	27,526	7,975	7,554	2,762	18,291	9,547	9,953	3,890	23,390
Cash and cash equivalents	350	232	428	1,010	396	298	448	1,142	225	235	377	837
Total assets	11,880	11,462	7,561	30,903	8,797	7,954	5,075	21,826	10,103	10,271	5,864	26,238

118 Prudential plc > 2010 Half Year Financial Report

	30 Jun 2010 £m				30 Jun 2009 £m				31 Dec 2009 £m			
	With-profits business note i	Unit-linked assets and liabilities	Other	Total	With-profits business note i	Unit-linked assets and liabilities	Other	Total	With-profits business note i	Unit-linked assets and liabilities	Other	Total
Equity and liabilities												
Equity												
Shareholders' equity	–	–	1,992	1,992	–	–	1,576	1,576	–	–	1,462	1,462
Non-controlling interests	–	–	2	2	–	–	2	2	–	–	1	1
Total equity	–	–	1,994	1,994	–	–	1,578	1,578	–	–	1,463	1,463
Liabilities												
Policyholder liabilities and unallocated surplus of with-profits funds:												
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	10,110	10,855	4,515	25,480	7,988	7,509	2,689	18,186	8,808	9,717	3,333	21,858
Unallocated surplus of with-profits funds	52	–	–	52	46	–	–	46	53	–	–	53
Total	10,162	10,855	4,515	25,532	8,034	7,509	2,689	18,232	8,861	9,717	3,333	21,911
Operational borrowings attributable to shareholders-financed operations	–	–	195	195	–	–	133	133	–	–	210	210
Deferred tax liabilities	297	12	116	425	226	–	126	352	266	12	106	384
Other non-insurance liabilities	1,421	595	741	2,757	537	445	549	1,531	976	542	752	2,270
Total liabilities	11,880	11,462	5,567	28,909	8,797	7,954	3,497	20,248	10,103	10,271	4,401	24,775
Total equity and liabilities	11,880	11,462	7,561	30,903	8,797	7,954	5,075	21,826	10,103	10,271	5,864	26,238

Note

i The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the with-profits operations of Hong Kong, Malaysia and Singapore. Assets and liabilities of other participating business are included in the column for 'other business'.

FINANCIAL STATEMENTS

119

Notes on the IFRS basis results > continued

P: Statement of financial position continued

iv Asset management operations

	2010 £m				2009 £m	
	M&G	US	Asia	30 Jun Total	30 Jun Total	31 Dec Total
Assets						
Intangible assets:						
Goodwill	1,153	16	61	1,230	1,230	1,230
Deferred acquisition costs	8	–	–	8	6	8
Total	1,161	16	61	1,238	1,236	1,238
Other non-investment and non-cash assets	733	177	107	1,017	897	850
Financial investments:						
Loans[U]	1,453	–	–	1,453	1,534	1,413
Equity securities and portfolio holdings in unit trusts	146	–	9	155	72	137
Debt securities[V]	1,450	–	16	1,466	978	1,164
Other investments[note iii]	189	2	4	195	358	113
Deposits	37	3	14	54	22	63
Total financial investments	3,275	5	43	3,323	2,964	2,890
Cash and cash equivalents[note iii]	925	36	115	1,076	1,546	970
Total assets	6,094	234	326	6,654	6,643	5,948
Equity and liabilities						
Equity						
Shareholders' equity[note i]	1,343	127	241	1,711	1,637	1,659
Non-controlling interests	3	–	–	3	1	3
Total equity	1,346	127	241	1,714	1,638	1,662
Liabilities						
Intra-group debt represented by operational borrowings at Group level[note ii]	2,564	–	–	2,564	2,392	2,038
Net asset value attributable to external holders of consolidated funds[note iii]	398	–	–	398	524	410
Other non-insurance liabilities	1,786	107	85	1,978	2,089	1,838
Total liabilities	4,748	107	85	4,940	5,005	4,286
Total equity and liabilities	6,094	234	326	6,654	6,643	5,948

Notes

i M&G shareholders' equity includes equity in respect of Prudential Capital.

ii Intra Group debt represented by operational borrowings at Group level
Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise £2,312 million (30 June 2009: £2,385 million; 31 December 2009: £2,031 million) of commercial paper and £252 million (30 June 2009: £7 million; 31 December 2009: £7 million) of medium-term notes.

iii Consolidated investment funds
The M&G statement of financial position shown above includes investment funds which are managed on behalf of third parties. In respect of these funds, the statement of financial position includes cash and cash equivalents of £247 million, £164 million of other investments, £(13) million of other net assets and liabilities and net asset value attributable to external unit holders of £398 million which are non-recourse to M&G and the Group.

120 Prudential plc > 2010 Half Year Financial Report

Q: Acquisition of United Overseas Bank Life Assurance Limited

On 1 February 2010, the Group acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration, after post-completion adjustments currently estimated at SGD67 million (£32 million), of SGD495 million (£220 million). The acquisition offers new profitable growth opportunities in Asia. As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB.

In addition to the amounts above the Group incurred £2 million of acquisition-related costs (excluding integration costs). These have been excluded from the consideration transferred and have been recognised as an expense in the period, in the condensed consolidated income statement. This amount has been excluded from operating profit based on longer-term investment returns.

Goodwill arising on acquisition

	£m
Cash consideration	220
Less: fair value of identifiable net assets acquired	(75)
Goodwill arising on acquisition	145

Goodwill arose in the acquisition of UOB Life Assurance Limited in Singapore because the acquisition included revenue and cost synergies. These assets could not be separately recognised from goodwill because they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged, either individually or together with any related contracts and did not arise from contractual or other legal rights.

None of the goodwill arising on this transaction is expected to be deductible for tax purposes.

Assets acquired and liabilities assumed at the date of acquisition

	£m
Assets:	
Intangible assets attributable to shareholders: Present value of acquired in-force business	2
Other non-investment and non-cash assets	22
Investments of long-term business and other operations	1,004
Cash and cash equivalents	89
Total assets	1,117
Liabilities:	
Policyholder liabilities and unallocated surplus of with-profit funds: Contract liabilities	968
Other non-insurance liabilities	74
Total liabilities	1,042
Fair value of identifiable net assets acquired	75

Total assets include loans and receivables with a fair value of £15 million. This value represents the gross contractual amount and all amounts are expected to be collected.

Impact of acquisition on the results of the Group

Included in the Group's consolidated profit before tax for the period is £8 million attributable to UOB Life Assurance Limited in Singapore. Consolidated revenue, including investment returns, for the period includes £50 million in respect of UOB Life Assurance Limited in Singapore.

Had the acquisition been effected at 1 January 2010, the revenue and profit of the Group from continuing operations for the six months ended 30 June 2010 would not have been materially different.

R: Goodwill attributable to shareholders

	2010 £m	2009 £m	
	30 Jun	30 Jun	31 Dec
Cost			
At the beginning of the period	1,430	1,461	1,461
Disposal of Taiwan Agency business	–	(44)	(44)
Additional consideration paid on previously acquired businesses	–	13	13
Acquisition of UOB Life Assurance Limited in Singapore[Q]	145	–	–
Exchange differences	10	–	–
At the end of the period	1,585	1,430	1,430
Aggregate impairment	(120)	(120)	(120)
Net book amount at end of period	1,465	1,310	1,310

FINANCIAL STATEMENTS

121

Notes on the IFRS basis results > continued

S: Deferred acquisition costs and other intangible assets attributable to shareholders

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the FSA realistic regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business are for individual and group annuity business where the incidence of acquisition costs is negligible.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2010 £m	2009 £m	
	30 Jun	30 Jun	31 Dec
Deferred acquisition costs relating to insurance and investment management contracts	3,847	3,923	3,930
Present value of acquired in-force business and distribution rights	181	122	119
	4,028	4,045	4,049
Arising in:			
UK insurance operations	128	132	127
US insurance operations	2,950	3,259	3,092
Asia insurance operations	942	648	822
Asset management operations	8	6	8
	4,028	4,045	4,049

The movement in the period for deferred acquisition costs and other intangible assets attributable to shareholders of the Group comprises:

	2010 £m	2009 £m	
	Half year	Half year	Full year
Balance at the beginning of the period	4,049	5,349	5,349
Additions	605	468	1,071
Amortisation to income statement	(385)	(447)	(316)
Exchange differences	269	(654)	(550)
Change in shadow DAC	(510)	(235)	(1,069)
DAC movement on sale of Taiwan agency business	–	(436)	(436)
Balance at the end of the period	4,028	4,045	4,049

Of the above, the movement in the period in respect of Jackson and wholly relating to deferred acquisition costs comprises:

	2010 £m	2009 £m	
	Half year	Half year	Full year
Balance at the beginning of the period	3,092	3,962	3,962
Additions	408	294	690
Amortisation to income statement	(257)	(270)	(70)
Exchange differences	217	(492)	(421)
Change in shadow DAC	(510)	(235)	(1,069)
Balance at the end of the period	2,950	3,259	3,092

Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive annuity and life business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality experience is measured by internally developed mortality studies.

Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. Under US GAAP, the grandfathered basis of accounting under IFRS 4, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees earned on assets covering liabilities to policyholders, and the expected level of future gross profits which depends on the assumed level of future fees.

122 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS Under US GAAP the projected gross profits reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent. This is applied to the period end level of separate account equity assets after application of a mean reversion technique that broadly removes the effect of levels of short-term volatility in current market returns. Under the mean reversion technique applied by Jackson, subject to a capping feature, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is applied on average over the eight-year period. Projected returns after the next five years are also applied at the 8.4 per cent rate of return. The capping feature in the eight-year mean reversion period, which currently applies due to the very sharp market falls in 2008, is that the projected rates of return for the next five years can be no more than 15 per cent per annum. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent annual return from today's asset values, the impact would be approximately £107 million. The amortisation charge to the income statement is reflected in the operating profit before equity hedge results, the equity hedge results and short-term fluctuations in investment returns. The amortisation charge to the operating profit before equity hedge results in a reporting period will incorporate an element of acceleration or deceleration that reflects the variance between the actual level of return attained and the assumed level in the mean reversion calculation. In half year 2010 and half year 2009 the element of DAC amortisation charge included in operating profit includes £67 million and £12 million respectively of accelerated amortisation. These amounts reflect asset value shortfalls in the periods compared with the assumed level of 15 per cent for the year. For full year 2009, reflecting the excess of actual returns over the 15 per cent assumed level, the operating profit incorporates a credit for decelerated amortisation of £39 million. For half year 2010 the separate account net equity return was approximately negative five per cent. The amortisation charge for full year 2010 is sensitive to changes in separate account returns in the second half of the year. For full year 2010, each one per cent divergence of the actual separate account net equity return from the assumed return, is estimated to give rise to a sensitivity for accelerated or decelerated amortisation of approximately £6 million. In the absence of significant market declines between now and the end of 2011 Jackson would expect to see higher amortisation levels than normal. This would essentially represent a reversal of the mean reversion benefits to date, as highly negative returns from 2008 will no longer be included in the mean reverting returns.
123

Notes on the IFRS basis results > continued

T: Valuation bases for Group assets

The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39, 'Financial Instruments: Recognition and Measurement' as described further below. The basis applied for the assets section of the statement of financial position at 30 June 2010 is summarised below:

	30 Jun 2010 £m			30 Jun 2009 £m			31 Dec 2009 £m		
	At fair value	Cost/ Amortised cost note ii	Total	At fair value	Cost/ Amortised cost note ii	Total	At fair value	Cost/ Amortised cost note ii	Total
Intangible assets attributable to shareholders:									
Goodwill[R]	–	1,465	1,465	–	1,310	1,310	–	1,310	1,310
Deferred acquisition costs and other intangible assets[S]	–	4,028	4,028	–	4,045	4,045	–	4,049	4,049
Total	–	5,493	5,493	–	5,355	5,355	–	5,359	5,359
Intangible assets attributable to with-profits funds:									
In respect of acquired subsidiaries for venture fund and other investment purposes	–	124	124	–	159	159	–	124	124
Deferred acquisition costs and other intangible assets	–	110	110	–	111	111	–	106	106
Total	–	234	234	–	270	270	–	230	230
Total	–	5,727	5,727	–	5,625	5,625	–	5,589	5,589
Other non-investment and non-cash assets:									
Property, plant and equipment	–	382	382	–	428	428	–	367	367
Reinsurers' share of insurance contract liabilities	–	1,369	1,369	–	1,114	1,114	–	1,187	1,187
Deferred tax assets[L]	–	2,691	2,691	–	2,149	2,149	–	2,708	2,708
Current tax recoverable	–	575	575	–	389	389	–	636	636
Accrued investment income	–	2,559	2,559	–	2,366	2,366	–	2,473	2,473
Other debtors	–	1,467	1,467	–	1,311	1,311	–	762	762
Total	–	9,043	9,043	–	7,757	7,757	–	8,133	8,133
Investments of long-term business and other operations:									
Investment properties	11,360	–	11,360	10,479	–	10,479	10,905	–	10,905
Investments accounted for using the equity method	–	9	9	–	6	6	–	6	6
Financial investments:									
Loans[notes iii, U]	251	9,336	9,587	–	8,613	8,613	–	8,754	8,754
Equity securities and portfolio holdings in unit trusts[note iii]	71,775	–	71,775	56,069	–	56,069	69,354	–	69,354
Debt securities[notes iii, V]	113,334	–	113,334	89,399	–	89,399	101,751	–	101,751
Other investments[note iii]	6,768	–	6,768	6,085	–	6,085	5,132	–	5,132
Deposits[note i]	–	9,766	9,766	–	8,806	8,806	–	12,820	12,820
Total	203,488	19,111	222,599	162,032	17,425	179,457	187,142	21,580	208,722
Properties held for sale	3	–	3	5	–	5	3	–	3
Cash and cash equivalents[note i]	–	6,040	6,040	–	6,542	6,542	–	5,307	5,307
Total assets	203,491	39,921	243,412	162,037	37,349	199,386	187,145	40,609	227,754
Percentage of Group total assets	84%	16%	100%	81%	19%	100%	82%	18%	100%

Notes

i Under IAS 39, deposits and cash and cash equivalents are classified as loans and receivables and carried at amortised cost in the statement of financial position. There is no difference between their carrying values and fair values. Including these amounts as being at their fair values, the percentage of the Group's total assets held on the statement of financial position which were at fair value at 30 June 2010 was 90 per cent (30 June 2009: 89 per cent; 31 December 2009: 90 per cent).

ii Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

iii These assets comprise financial instruments requiring fair value valuation under IAS 39 with a value of £192.1 billion (30 June 2009: £151.6 billion; 31 December 2009: £176.2 billion).

124 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS Determination of fair value The fair values of the financial assets and liabilities as shown on the tables opposite have been determined on the following bases. The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realised in immediate settlement of the financial instrument. The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations. The fair value of borrowings attributable to with-profits funds is based on quoted market prices. Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement. The classification criteria and its application to Prudential can be summarised as follows: Level 1 -- quoted prices (unadjusted) in active markets for identical assets and liabilities Level 1 principally includes exchange listed equities, mutual funds with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active. It also includes other financial instruments (including net assets attributable to unit holders of consolidated unit trusts and similar funds) where there is clear evidence that the year end valuation is based on a traded price in an active market.
125

Notes on the IFRS basis results > continued T: Valuation bases for Group assets continued Level 2 -- inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices) Level 2 principally includes corporate bonds and other non-national government debt securities which are valued using observable inputs, together with over-the-counter derivatives such as forward exchange contracts and non-quoted investment funds valued with observable inputs. It also includes net assets attributable to unit-holders of consolidated unit trusts and similar funds and investment contract liabilities that are valued using observable inputs. The nature of Prudential's operations in the US and the UK mean that a significant proportion of the assets backing non-linked shareholder-backed business are held in corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing providers in the US and third party broker quotes in the UK and Asia either directly or via third parties such as IDC or Bloomberg. Such assets have generally been classified as level 2 as the nature of broker quotations means that it does not strictly meet the definition of a level 1 asset. However these valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. In addition level 2 includes debt securities that are valued internally using standard market practices. Of the total level 2 debt securities of £87,440 million at 30 June 2010 (31 December 2009: £83,301 million), £6,862 million are valued internally (31 December 2009: £6,426 million). The majority of such securities use matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities on a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation. Level 3 -- Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs) Level 3 principally includes investments in private equity funds, investments in property funds which are exposed to bespoke properties or risks investments which are internally valued or subject to a significant number of unobservable assumptions and certain derivatives which are bespoke or long dated. It also includes debt securities which are rarely traded or traded only in privately negotiated transactions and hence where it is difficult to assert that these have been based on observable market data. The inherent nature of the vast majority of these assets means that, in normal market conditions, there is unlikely to be significant change in the specific underlying assets classified as level 3. At 30 June 2010 the Group held £4,570 million (31 December 2009: £5,190 million), three per cent of the fair valued financial instruments (31 December 2009: three per cent), within level 3. Of these amounts £3,698 million (31 December 2009: £3,510 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. Total level 3 assets represented 3.9 per cent of the total assets of the participating funds at 30 June 2010 (31 December 2009: 3.7 per cent). Total level 3 liabilities at 30 June 2010 were £394 million out of total participating fund liabilities of £106,007 million (31 December 2009: £348 million out of £104,817 million). Of the £892 million level 3 fair valued financial investments at 30 June 2010 (31 December 2009: £1,684 million), net of derivative liabilities which support non-linked shareholder-backed business (1.4 per cent of the total financial investments net of derivative liabilities backing this business) (31 December 2009: 3.0 per cent), £817 million are externally valued and £75 million are internally valued (31 December 2009: £1,653 million and £31 million respectively). Internal valuations, which represent 0.12 per cent of the total financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 30 June 2010 (31 December 2009: 0.06 per cent), are inherently more subjective than external valuations. 126 Prudential plc › 2010 Half Year Financial Report

	30 Jun 2010 £m			
	Level 1	Level 2	Level 3	Total
With-profits				
Equity securities and portfolio holdings in unit trusts	25,655	988	476	27,119
Debt securities	10,975	39,707	1,206	51,888
Other investments (including derivative assets)	64	1,679	2,410	4,153
Derivative liabilities	(136)	(589)	(27)	(752)
Total financial investments, net of derivative liabilities	36,558	41,785	4,065	82,408
Borrowing attributable to the with-profits fund held at fair value	–	(88)	–	(88)
Investment contract liabilities without discretionary participation feature(s) held at fair value	–	–	–	–
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(384)	(273)	(367)	(1,024)
Total	36,174	41,424	3,698	81,296
Percentage of total	44%	51%	5%	100%
Unit-linked and variable annuity				
Equity securities and portfolio holdings in unit trusts	43,810	65	–	43,875
Debt securities	3,617	4,683	25	8,325
Other investments (including derivative assets)	21	69	–	90
Derivative liabilities	–	–	–	–
Total financial investments, net of derivative liabilities	47,448	4,817	25	52,290
Investment contract liabilities without discretionary participation features held at fair value	–	(12,547)	–	(12,547)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,159)	–	–	(1,159)
Total	46,289	(7,730)	25	38,584
Percentage of total	120%	(20)%	0%	100%
Non-linked shareholder-backed				
Loans	–	251	–	251
Equity securities and portfolio holdings in unit trusts	543	41	197	781
Debt securities	9,754	43,050	317	53,121
Other investments (including derivative assets)	203	1,747	575	2,525
Derivative liabilities	(6)	(1,078)	(197)	(1,281)
Total financial investments, net of derivative liabilities	10,494	44,011	892	55,397
Investment contract liabilities without discretionary participation features held at fair value	–	(1,316)	–	(1,316)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(122)	(317)	(45)	(484)
Other liabilities	–	(252)	–	(252)
Total	10,372	42,126	847	53,345
Percentage of total	19%	79%	2%	100%
Group total				
Loans	–	251	–	251
Equity securities and portfolio holdings in unit trusts	70,008	1,094	673	71,775
Debt securities	24,346	87,440	1,548	113,334
Other investments (including derivative assets)	288	3,495	2,985	6,768
Derivative liabilities	(142)	(1,667)	(224)	(2,033)
Total financial investments, net of derivative liabilities	94,500	90,613	4,982	190,095
Borrowing attributable to the with-profits fund held at fair value	–	(88)	–	(88)
Investment contract liabilities without discretionary participation features held at fair value	–	(13,863)	–	(13,863)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,665)	(590)	(412)	(2,667)
Other liabilities	–	(252)	–	(252)
Total	92,835	75,820	4,570	173,225
Percentage of total	53%	44%	3%	100%

FINANCIAL STATEMENTS

127

Notes on the IFRS basis results > continued

T: Valuation bases for Group assets continued

	31 Dec 2009 £m			
	Level 1	Level 2	Level 3	Total
With-profits				
Equity securities and portfolio holdings in unit trusts	28,688	799	475	29,962
Debt securities	7,063	39,051	1,213	47,327
Other investments (including derivative assets)	79	1,199	2,170	3,448
Derivative liabilities	(54)	(504)	(25)	(583)
Total financial investments, net of derivative liabilities	35,776	40,545	3,833	80,154
Borrowing attributable to the with-profits fund held at fair value	–	(105)	–	(105)
Investment contract without discretionary participation features held at fair value	–	–	–	–
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,354)	(305)	(323)	(1,982)
Total	34,422	40,135	3,510	78,067
Percentage of total	44%	51%	5%	100%
Unit-linked and variable annuity				
Equity securities and portfolio holdings in unit trusts	38,616	4	–	38,620
Debt securities	3,283	5,525	40	8,848
Other investments (including derivative assets)	30	80	–	110
Derivative liabilities	–	–	–	–
Total financial investments, net of derivative liabilities	41,929	5,609	40	47,578
Investment contract without discretionary participation features held at fair value	–	(12,242)	–	(12,242)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,324)	(7)	(2)	(1,333)
Total	40,605	(6,640)	38	34,003
Percentage of total	119%	(19)%	0%	100%
Non-linked shareholder-backed				
Equity securities and portfolio holdings in unit trusts	557	36	179	772
Debt securities	5,783	38,725	1,068	45,576
Other investments (including derivative assets)	155	787	632	1,574
Derivative liabilities	(20)	(703)	(195)	(918)
Total financial investments, net of derivative liabilities	6,475	38,845	1,684	47,004
Investment contract without discretionary participation features held at fair value	–	(1,598)	–	(1,598)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(110)	(342)	(42)	(494)
Total	6,365	36,905	1,642	44,912
Percentage of total	14%	82%	4%	100%
Group total				
Equity securities and portfolio holdings in unit trusts	67,861	839	654	69,354
Debt securities	16,129	83,301	2,321	101,751
Other investments (including derivative assets)	264	2,066	2,802	5,132
Derivative liabilities	(74)	(1,207)	(220)	(1,501)
Total financial investments net of derivative liabilities	84,180	84,999	5,557	174,736
Borrowing attributable to the with-profits fund held at fair value	–	(105)	–	(105)
Investment contract without discretionary participation features held at fair value	–	(13,840)	–	(13,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,788)	(654)	(367)	(3,809)
Total	81,392	70,400	5,190	156,982
Percentage of total	52%	45%	3%	100%

128 Prudential plc > 2010 Half Year Financial Report

U: Loans portfolio

Loans are accounted for at amortised cost net of impairment losses except for certain mortgage loans of the UK insurance operations which have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis. The amounts included in the statement of financial position are analysed as follows:

	2010 £m	2009 £m	
	30 Jun	30 Jun	31 Dec
Insurance operations			
UK note i	2,214	1,689	1,815
US note ii	4,537	4,295	4,319
Asia note iii	1,383	1,095	1,207
Asset management operations			
M&G note iv	1,453	1,534	1,413
Total	9,587	8,613	8,754

Notes

i UK insurance operations

The loans of the Group's UK insurance operations of £2,214 million at 30 June 2010 (30 June 2009: £1,689 million; 31 December 2009: £1,815 million) comprise loans held by the PAC with-profits fund of £1,189 million (30 June 2009: £1,065 million; 31 December 2009: £1,106 million) and loans held by shareholder-backed business of £1,025 million (30 June 2009: £624 million; 31 December 2009: £709 million).

The loans held by the PAC with-profits fund comprise mortgage loans of £197 million, policy loans of £23 million and other loans of £969 million (30 June 2009: £147 million, £26 million and £892 million respectively; 31 December 2009: £145 million, £24 million and £937 million respectively). The mortgage loans are collateralised by properties. Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

The loans held by the UK shareholder-backed business comprise mortgage loans collateralised by properties of £1,019 million (30 June 2009: £619 million; 31 December 2009: £702 million) and other loans of £6 million (30 June 2009: £5 million; 31 December 2009: £7 million).

ii US insurance operations

The loans of the Group's US insurance operations of £4,537 million at 30 June 2010 (30 June 2009: £4,295 million; 31 December 2009 £4,319 million) comprise mortgage loans of £3,948 million, policy loans of £573 million and other loans of £16 million (30 June 2009: £3,780 million, £515 million and £nil, respectively 31 December 2009: £3,774 million, £530 million and £15 million, respectively). All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, office, retail and hotel. The breakdown by property type is as follows:

	2010 30 Jun %	2009 30 Jun %	2009 31 Dec %
Industrial	30	33	32
Multi-Family	18	18	18
Office	21	21	20
Retail	20	17	19
Hotels	10	10	10
Other	1	1	1
	100	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £7.1 million. The portfolio has a current estimated average loan to value of 72 per cent which provides significant cushion to withstand substantial declines in value.

The policy loans are fully secured by individual life insurance policies or annuity policies.

iii Asian insurance operations

The loans of the Group's Asian insurance operations of £1,383 million at 30 June 2010 (30 June 2009: £1,095 million; 31 December 2009: £1,207 million) comprise mortgage loans of £18 million, policy loans of £497 million and other loans of £868 million (30 June 2009: £4 million, £402 million and £689 million respectively; 31 December 2009: £13 million, £437 million and £757 million respectively). The mortgage and policy loans are secured by properties and life insurance policies respectively.

The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

iv M&G

The M&G loans of £1,453 million (30 June 2009: £1,534 million; 31 December 2009: £1,413 million) relate to loans and receivables managed by Prudential Capital. These assets generally have no external credit ratings available. The internal ratings prepared by the Group's asset management operations as part of the risk management process are £87 million A+ to A- (30 June 2009: £nil; 31 December 2009: £92 million) £907 million BBB+ to BBB- (30 June 2009: £1,013 million; 31 December 2009: £835 million), £315 million BB+ to BB- (30 June 2009: £521 million; 31 December 2009: £330 million), and £144 million B+ to B- (30 June 2009: £nil; 31 December 2009: £156 million).

FINANCIAL STATEMENTS

129

Notes on the IFRS basis results > continued

V: Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2010 provided in the notes below.

	2010 £m	2009 £m	
	30 Jun	30 Jun	31 Dec
Insurance operations			
UK note i	72,072	59,231	67,772
US note ii	27,371	20,896	22,831
Asia note iii	12,425	8,294	9,984
Asset management operations note iv	1,466	978	1,164
Total	113,334	89,399	101,751

Notes

i UK insurance operations

	PAC with-profits sub-fund				Other funds and subsidiaries			UK insurance operations		
	Scottish Amicable Insurance Fund £m	Excluding Prudential Annuities Limited £m	Prudential Annuities Limited £m	Total £m	Unit linked assets and liabilities £m	PRIL £m	Other annuity and long-term business £m	2010 30 Jun Total £m	2009 30 Jun Total £m	2009 31 Dec Total £m
S&P – AAA	1,322	5,633	3,189	8,822	2,618	5,305	870	18,937	16,571	16,091
S&P – AA+ to AA-	355	2,132	1,132	3,264	592	1,914	246	6,371	5,673	6,472
S&P – A+ to A-	1,149	7,282	3,914	11,196	1,553	6,055	742	20,695	16,359	19,693
S&P – BBB+ to BBB-	1,088	6,923	1,336	8,259	730	2,275	447	12,799	9,141	12,183
S&P – Other	340	2,020	171	2,191	37	137	19	2,724	2,039	2,667
	4,254	23,990	9,742	33,732	5,530	15,686	2,324	61,526	49,783	57,106
Moody's – Aaa	70	354	58	412	6	87	22	597	467	463
Moody's – Aa1 to Aa3	10	97	43	140	–	107	26	283	275	276
Moody's – A1 to A3	27	174	227	401	–	134	15	577	420	801
Moody's – Baa1 to Baa3	62	385	248	633	–	139	27	861	712	815
Moody's – Other	19	190	45	235	–	56	4	314	302	339
	188	1,200	621	1,821	6	523	94	2,632	2,176	2,694
Fitch	30	213	178	391	–	202	33	656	871	1,022
Other	458	2,658	2,366	5,024	92	1,587	97	7,258	6,401	6,950
Total debt securities	4,930	28,061	12,907	40,968	5,628	17,998	2,548	72,072	59,231	67,772

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £7,258 million total debt securities held at 30 June 2010 (30 June 2009: £6,401 million; 31 December 2009: £6,950 million) which are not externally rated, £2,289 million were internally rated AAA to A-, £3,529 million were internally rated BBB to B- and £1,440 million were unrated (30 June 2009: £2,190 million, £3,168 million and £1,043 million respectively; 31 December 2009: £2,190 million, £3,445 million and £1,315 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,684 million (30 June 2009: £1,366 million; 31 December 2009: £1,503 million) PRIL and other annuity and long-term business investments which are not externally rated, £8 million (30 June 2009: £25 million; 31 December 2009: £15 million) were internally rated AAA, £90 million (30 June 2009: £84 million; 31 December 2009: £88 million) AA, £530 million (30 June 2009: £472 million; 31 December 2009: £495 million) A, £699 million (30 June 2009: £582 million; 31 December 2009: £647 million) BBB, £104 million (30 June 2009: £162 million; 31 December 2009: £123 million) BB and £253 million (30 June 2009: £41 million; 31 December 2009: £135 million) were internally rated B+ and below.

ii US insurance operations

US insurance operations held total debt securities with a carrying value of £27,371 million at 30 June 2010 (30 June 2009: £20,896 million; 31 December 2009: £22,831 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

Summary	2010 30 Jun Carrying value £m	2009 30 Jun Carrying value £m	2009 31 Dec Carrying value £m
Corporate and government securities	20,451	14,881	16,455
Residential mortgage-backed securities	3,343	3,414	3,316
Commercial mortgage-backed securities	2,494	1,725	2,104
Other debt securities	1,083	876	956
Total debt securities	27,371	20,896	22,831

130 Prudential plc > 2010 Half Year Financial Report

The following table summarises the securities detailed above by rating as at 30 June 2010 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of RMBS based on NAIC valuations:

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
S&P – AAA	5,600	4,260	3,287
S&P – AA+ to AA-	1,164	624	846
S&P – A+ to A-	6,118	4,108	5,192
S&P – BBB+ to BBB-	8,469	6,781	7,659
S&P – Other	833	1,480	895
	22,184	17,253	17,879
Moody's – Aaa	8	301	273
Moody's – Aa1 to Aa3	34	54	43
Moody's – A1 to A3	247	69	32
Moody's – Baa1 to Baa3	89	79	64
Moody's – Other	66	146	57
	444	649	469
Implicit ratings of RMBS based on NAIC valuations (see below)			
NAIC 1	810	–	747
NAIC 2	161	–	105
NAIC 3-6	319	–	473
Total	1,290	–	1,325
Fitch	262	239	281
Other*	3,191	2,755	2,877
Total debt securities	27,371	20,896	22,831

In the table above, with the exception of residential mortgage-backed securities for half year 2010 and full year 2009, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

During the second half of 2009 the National Association of Insurance Commissioners (NAIC) in the US revised the regulatory rating process for more than 20,000 residential mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by an external third party (PIMCO) for half year 2010 and full year 2009.

*The amounts within Other which are not rated by S&P, Moody's or Fitch, nor are RMBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
NAIC 1	1,240	1,085	1,102
NAIC 2	1,787	1,583	1,623
NAIC 3-6	164	87	152
	3,191	2,755	2,877

iii Asia insurance operations

	With-profits business £m	Unit-linked business £m	Other business £m	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
S&P – AAA	1,940	306	271	2,517	1,723	2,259
S&P – AA+ to AA-	881	563	1,235	2,679	1,414	1,594
S&P – A+ to A-	1,189	91	527	1,807	1,370	1,496
S&P – BBB+ to BBB-	647	114	191	952	615	682
S&P – Other	455	328	577	1,360	590	917
	5,112	1,402	2,801	9,315	5,712	6,948
Moody's – Aaa	117	69	30	216	329	134
Moody's – Aa1 to Aa3	40	53	22	115	156	349
Moody's – A1 to A3	117	20	106	243	65	309
Moody's – Baa1 to Baa3	55	13	35	103	61	40
Moody's – Other	21	–	12	33	438	15
	350	155	205	710	1,049	847
Fitch	33	190	14	237	33	39
Other	495	949	719	2,163	1,500	2,150
Total debt securities	5,990	2,696	3,739	12,425	8,294	9,984

Of the £719 million (30 June 2009: £429 million; 31 December 2009: £517 million) of debt securities for other business which are not rated in the table above, £183 million (30 June 2009: £191 million; 31 December 2009: £225 million) are in respect of government bonds, £334 million (30 June 2009: £139 million; 31 December 2009: £265 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies and £4 million (30 June 2009: £nil; 31 December 2009: £22 million) are structured deposits which are themselves rated but where the specific deposits have not been.

iv Asset Management Operations

Total debt securities for asset management operations of £1,466 million (30 June 2009: £978 million; 31 December 2009: £1,164 million), include £1,450 million (30 June 2009: £966 million; 31 December 2009: £1,149 million) relating to M&G of which £1,353 million (30 June 2009: £923 million; 31 December 2009: £1,072 million) were rated AAA to A- by S&P or Aaa by Moody's.

FINANCIAL STATEMENTS

131

Notes on the IFRS basis results > continued

V: Debt securities portfolio continued

v Group exposure to holdings in asset-backed securities

The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 30 June 2010 is as follows:

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
Shareholder-backed operations (excluding assets held in unit-linked funds):			
UK insurance operations note i	**1,102**	911	2,044
US insurance operations note ii	**6,921**	5,867	6,376
Asian insurance operations note iii	**76**	14	59
Other operations note iv	**360**	325	326
	8,459	7,117	8,805
With-profits operations:			
UK insurance operations note i	**4,682**	4,089	6,451
Asian insurance operations note iii	**429**	261	378
	5,111	4,350	6,829
Total	**13,570**	11,467	15,634

Notes

i UK insurance operations

The UK insurance operations' exposure to asset-backed securities at 30 June 2010 comprises:

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
Shareholder-backed business (30 Jun 2010: 53% AAA, 19% AA)	**1,102**	911	2,044
With-profits operations (30 Jun 2010: 48% AAA, 12% AA)	**4,682**	4,089	6,451
Total	**5,784**	5,000	8,495

All of the £1,102 million (30 June 2009: £911 million; 31 December 2009: £2,044 million) exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. £3,046 million of the £4,682 million (30 June 2009: £2,400 million of the £4,089 million; 31 December 2009: £4,695 million of the £6,451 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,636 million (30 June 2009: £1,689 million; 31 December 2009: £1,756 million) relates to exposure to the US market.

ii US insurance operations

US insurance operations' exposure to asset-backed securities at 30 June 2010 comprises:

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
RMBS Sub-prime (30 June 2010: 46% AAA, 6% AA)†	**226**	155	194
Alt-A (30 June 2010: 17% AAA, 6% AA)	**425**	415	443
Prime (30 June 2010: 83% AAA, 2% AA)	**2,692**	2,844	2,679
CMBS (30 June 2010: 33% AAA, 14% AA)	**2,494**	1,725	2,104
CDO funds (30 June 2010: 7% AAA, 8% AA)*, including £3m exposure to sub-prime	**160**	207	79
ABS (30 June 2010: 30% AAA, 17% AA), including £nil exposure to sub-prime	**924**	521	877
Total	**6,921**	5,867	6,376

* Including the Group's economic interest in Piedmont and other consolidated CDO funds.

† RMBS ratings refer to the ratings implicit within NAIC risk-based capital valuation as described in note F (iii)(b).

iii Asian insurance operations

The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

The £429 million (30 June 2009: £261 million; 31 December 2009: £378 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
RMBS – all without sub-prime exposure	–	31	–
CMBS	**113**	64	91
CDO funds and ABS	**316**	166	287
Total	**429**	261	378

The £429 million (30 June 2009: £261 million; 31 December 2009: £378 million) includes £310 million (30 June 2009: £174 million; 31 December 2009: £228 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £16 million (30 June 2009: £37 million; 31 December 2009: £61 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £429 million, 49 per cent (30 June 2009: £261 million, 67 per cent; 31 December 2009: £378 million, 72 per cent) are investment graded by Standard & Poor's.

132 Prudential plc > 2010 Half Year Financial Report

iv Other operations

Other operations' exposure to asset-backed securities at 30 June 2010 is held by Prudential Capital and comprises:

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
RMBS Prime (30 June 2010: 94% AAA, 6% AA)	143	78	91
CMBS (30 June 2010: 32% AAA, 23% AA)	184	187	193
CDO funds and ABS	33	60	42
Total	360	325	326

W: Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

i Valuation basis

Under IAS 39, unless categorised as 'held to maturity' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or are quoted in markets that are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied.

ii Accounting presentation of gains and losses

With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment return and short-term fluctuations in investment returns.

However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recorded as part of other comprehensive income. Impairments are recorded in the income statement as shown in note F of this announcement. This classification is applied for most of the debt securities of the Group's US insurance operations.

iii Half year 2010 movements in unrealised gains and losses

In half year 2010 there was a movement in the statement of financial position value for these debt securities classified as available-for-sale from a net unrealised gain of £4 million at 31 December 2009 to a net unrealised gain of £1,171 million at 30 June 2010. The gross unrealised gain in the statement of financial position increased from £970 million at 31 December 2009 to £1,692 million at 30 June 2010, while the gross unrealised loss decreased from £966 million at 31 December 2009 to £521 million at 30 June 2010.

These features are included in the table shown below of the movements in the values of available-for-sale securities.

	2010 30 Jun £m	Changes in unrealised appreciation† £m	Foreign exchange translation £m	2009 31 Dec £m
Assets fair valued at below book value				
Book value*	3,796			8,220
Unrealised loss	(521)	512	(67)	(966)
Fair value (as included in statement of financial position)	3,275			7,254
Assets fair valued at or above book value				
Book value*	22,276			14,444
Unrealised gain	1,692	632	90	970
Fair value (as included in statement of financial position)	23,968			15,414
Total				
Book value*	26,072			22,664
Net unrealised gain	1,171	1,144	23	4
Fair value (as included in statement of financial position)‡	27,243			22,668
Reflected as part of movement in other comprehensive income				
Movement in unrealised appreciation	1,144			2,669
Exchange movements	23			232
	1,167			2,901

*Book value represents cost/amortised cost of the debt securities.

†Translated at the average rate of $1.5253: £1.

‡Debt securities for US operations included in the statement of financial position at 30 June 2010 of £27,371 million, and as referred to above comprise £27,243 million for securities classified as available-for-sale, as shown above, and £128 million for securities of consolidated investment funds classified as fair value through profit and loss.

FINANCIAL STATEMENTS

133

Notes on the IFRS basis results > continued

W: Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position continued

Included within the movement in unrealised valuation losses for the debt securities of Jackson of £512 million was an amount of £59 million relating to the sub-prime and Alt-A securities for which the carrying values at 30 June 2010 are shown in the note below.

iv Securities in unrealised loss position

The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2010.

a Fair value of securities as a percentage of book value

The unrealised losses on unimpaired securities in Jackson's statement of financial position are £521 million (31 December 2009: £966 million) relating to assets with fair market value and book value of £3,275 million (31 December 2009: £7,254 million) and £3,796 million (31 December 2009: £8,220 million) respectively. The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2010 £m		31 Dec 2009 £m	
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	2,133	(70)	5,127	(169)
Between 80% and 90%	661	(111)	1,201	(203)
Below 80%	481	(340)	926	(594)
	3,275	(521)	7,254	(966)

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	30 Jun 2010 £m		31 Dec 2009 £m	
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	118	(6)	102	(3)
Between 80% and 90%	95	(16)	160	(28)
Below 80%	103	(48)	159	(88)
Total	316	(70)	421	(119)

b Unrealised losses by maturity of security

	2010 £m	2009 £m
	30 Jun	31 Dec
Less than 1 year	–	–
1 year to 5 years	(13)	(29)
5 years to 10 years	(31)	(127)
More than 10 years	(43)	(92)
Mortgage-backed and other debt securities	(434)	(718)
Total	(521)	(966)

c Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2010 £m			31 Dec 2009 £m		
	Non-investment grade	Investment grade	Total	Non-investment grade	Investment grade	Total
Less than 6 months	(15)	(6)	(21)	(7)	(51)	(58)
6 months to 1 year	(3)	(4)	(7)	(25)	(59)	(84)
1 year to 2 years	(78)	(24)	(102)	(59)	(234)	(293)
2 years to 3 years	(121)	(68)	(189)	(125)	(199)	(324)
More than 3 years	(105)	(97)	(202)	(35)	(172)	(207)
	(322)	(199)	(521)	(251)	(715)	(966)

At 30 June 2010, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £70 million (31 December 2009: £119 million), as shown above in note (a). Of these losses £5 million (31 December 2009: £21 million) relate to securities that have been in an unrealised loss position for less than one year and £65 million (31 December 2009: £98 million) to securities that have been in an unrealised loss position for more than one year.

134 Prudential plc > 2010 Half Year Financial Report

d Securities whose fair value were below 80 per cent of the book value

As shown in the note (a) above, £340 million of the £521 million of gross unrealised losses at 30 June 2010 (31 December 2009: £594 million of the £966 million of gross unrealised losses) related to securities whose fair value were below 80 per cent of the book value. The analysis of the £340 million (31 December 2009: £594 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 Jun 2010 £m		31 Dec 2009 £m	
	Fair value	Unrealised loss	Fair value	Unrealised loss
Residential mortgage-backed securities				
Prime	144	(66)	322	(153)
Alt-A	39	(15)	77	(33)
Sub-prime	64	(33)	82	(55)
	247	(114)	481	(241)
Commercial mortgage-backed securities	26	(57)	87	(86)
Other asset-backed securities	135	(142)	183	(188)
Total structured securities	408	(313)	751	(515)
Corporates	73	(27)	175	(79)
Total	481	(340)	926	(594)

Age analysis of fair value being below 80 per cent for the periods indicated:

	30 Jun 2010 £m		31 Dec 2009 £m	
	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	36	(11)	153	(45)
3 months to 6 months	6	(3)	5	(3)
More than 6 months	439	(326)	768	(546)
Total	481	(340)	926	(594)

X: Net core structural borrowings of shareholder-financed operations

	2010 £m	2009 £m	
	30 Jun	30 Jun	31 Dec
Core structural borrowings of shareholder-financed operations:			
Perpetual subordinated capital securities (Innovative Tier 1)[note i]	1,533	950	1,422
Subordinated notes (Lower Tier 2)[note i]	1,234	1,248	1,269
Subordinated debt total	2,767	2,198	2,691
Senior debt:[note iii]			
2023	300	300	300
2029	249	249	249
Holding company total	3,316	2,747	3,240
Jackson surplus notes (Lower Tier 2)[note i]	166	152	154
Total (per condensed consolidated statement of financial position)[note iv]	3,482	2,899	3,394
Less: Holding company cash and short-term investments (recorded within the condensed consolidated statement of financial position)[note ii]	(1,023)	(1,252)	(1,486)
Net core structural borrowings of shareholder-financed operations	2,459	1,647	1,908

Notes

i These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook.
ii Including central finance subsidiaries.
iii The senior debt ranks above subordinated debt in the event of liquidation.
iv In addition to the listed debt above, £200 million Floating Rate Notes were issued by Prudential plc in April 2010 which mature in October 2010. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity. (The notes in place at 30 June 2010 were issued in April 2010 and mature in October 2010.)

FINANCIAL STATEMENTS

135

Notes on the IFRS basis results > continued

Y: Other borrowings

	2010 £m	2009 £m	
	30 Jun	30 Jun	31 Dec
Operational borrowings attributable to shareholder-financed operations			
Borrowings in respect of short-term fixed income securities programmes	2,564	2,392	2,038
Non-recourse borrowings of US operations	171	297	203
Other borrowings note i	499	166	510
Total	3,234	2,855	2,751
Borrowings attributable to with-profits operations			
Non-recourse borrowings of consolidated investment funds	1,047	1,104	1,016
£100m 8.5% undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fund	100	100	100
Other borrowings (predominantly obligations under finance leases)	166	145	168
Total	1,313	1,349	1,284

Notes

i Other borrowings include amounts where repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement. If sufficient surplus emerges on the contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

Z: Defined benefit pension schemes

The Group liability in respect of defined benefit pension schemes is as follows:

	2010 £m	2009 £m	
	30 Jun	30 Jun	31 Dec
Economic position:			
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:			
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(120)	(123)	(122)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(140)	(120)	(128)
Economic deficit	(260)	(243)	(250)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(198)	(161)	(187)
Deficit under IAS 19 included in Provisions in the condensed statement of financial position	(458)	(404)	(437)

The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). In the UK, the Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations.

The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At 30 June 2010, the investments in Prudential policies comprise £94 million (30 June 2009: £110 million; 31 December 2009: £101 million) for PSPS and £198 million (30 June 2009: £161 million; 31 December 2009: £187 million) for the M&G scheme.

Separately, the economic financial position also includes the effect of the application of IFRIC 14, 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. For PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognised and a liability to additional funding is established.

At 30 June 2010, the Group has not recognised the underlying PSPS surplus of £309 million gross of deferred tax (30 June 2009: £492 million; 31 December 2009: £513 million) and has recognised a liability for deficit funding to 30 June 2012 for PSPS of £62 million gross of deferred tax (30 June 2009: £68 million; 31 December 2009: £75 million).

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2008. This valuation demonstrated the scheme to be 106 per cent funded. Although no formal deficit plan was required, an additional funding akin to deficit funding of £25 million per annum was agreed by the Trustees subject to a reassessment when the next valuation is completed. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions.

The valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. The IAS 19 deficit of the Scottish Amicable Pension Scheme at 30 June 2010 of £154 million (30 June 2009: £150 million; 31 December 2009: £139 million) has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

136 Prudential plc > 2010 Half Year Financial Report

The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010 and demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period are being made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. The IAS 19 deficit of the M&G pension scheme on an economic basis at 30 June 2010 was £44 million (30 June 2009: £24 million; 31 December 2009: £36 million) and is wholly attributable to shareholders.

i Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the period ended 30 June 2010 were as follows:

	2010 %	2009 %	
	30 Jun	30 Jun	31 Dec
Discount rate*	5.4	6.4	5.8
Rate of increase in salaries	5.4	5.6	5.7
Rate of inflation†	3.4	3.6	3.7
Rate of increase of pensions in payment for inflation:			
Guaranteed (maximum 5%)	3.4	3.6	3.7
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Expected return on plan assets	5.9	4.5	4.5

*The discount rate has been determined by reference to an AA corporate bond index adjusted to allow for the difference in duration between the index and the pension liabilities.

†The inflation assumption reflects the long-term assumption for the UK Retail Price Index (RPI).

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly based on adjusted versions of the medium cohort projections prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.

The tables used for PSPS immediate annuities in payment at 30 June 2010 were:

Male: 108.6 per cent PNMA 00 with medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and
Female: 103.4 per cent PNFA 00 with 75 per cent medium cohort improvements subject to a floor of one per cent up to the age of 90 and decreasing linearly to zero by age of 120.

FINANCIAL STATEMENTS

137

Notes on the IFRS basis results > continued

Z: Defined benefit pension schemes continued

ii Estimated pension scheme deficit – economic basis

Movements on the pension scheme deficit (determined on the 'economic basis') are as follows, with the effect of the application of IFRIC 14 being shown separately:

	30 Jun 2010 £m				
		(Charge) credit to income statement			
	Surplus (deficit) in scheme at 1 January 2010	Operating results (based on longer-term investment returns) note a	Actuarial and other gains and losses note b	Contributions paid	Surplus (deficit) in scheme at 30 June 2010 note c
All schemes underlying position (without the effect of IFRIC 14)					
Surplus (deficit)	338	(3)	(265)	44	114
Less: amount attributable to PAC with-profits fund	(285)	(6)	174	(18)	(135)
Shareholders' share:					
Gross of tax surplus (deficit)	53	(9)	(91)	26	(21)
Related tax	(15)	2	26	(7)	6
Net of shareholders' tax	38	(7)	(65)	19	(15)
Effect of IFRIC 14					
Surplus (deficit)	(588)	(20)	234	–	(374)
Less: amount attributable to PAC with-profits fund	407	15	(167)	–	255
Shareholders' share:					
Gross of tax surplus (deficit)	(181)	(5)	67	–	(119)
Related tax	51	2	(20)	–	33
Net of shareholders' tax	(130)	(3)	47	–	(86)
With the effect of IFRIC 14					
Surplus (deficit)	(250)	(23)	(31)	44	(260)
Less: amount attributable to PAC with-profits fund	122	9	7	(18)	120
Shareholders' share:					
Gross of tax surplus (deficit)	(128)	(14)	(24)	26	(140)
Related tax	36	4	6	(7)	39
Net of shareholders' tax	(92)	(10)	(18)	19	(101)

Notes

a The components of the charge to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Service cost	(18)	(16)	(34)
Finance (expense) income:			
Interest on pension scheme liabilities	(147)	(140)	(277)
Expected return on assets	162	119	240
Total charge without the effect of IFRIC 14	(3)	(37)	(71)
Effect of IFRIC 14 for pension schemes	(20)	14	23
Total charge after the effect of IFRIC 14	(23)	(23)	(48)

The net charge to operating profit (gross of the share attributable to the PAC with-profits fund) of £23 million (half year 2009: £23 million; full year 2009: £48 million) is made up of a charge of £14 million (half year 2009: £13 million; full year 2009: £29 million) relating to PSPS and a charge of £9 million (half year 2009: £10 million; full year 2009: £19 million) for other schemes. This net charge represents:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Underlying IAS 19 charge for other pension schemes	(9)	(10)	(19)
Cash costs for PSPS	(12)	(11)	(25)
Unwind of discount on opening provision for deficit funding for PSPS	(2)	(2)	(4)
	(23)	(23)	(48)

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

138 Prudential plc > 2010 Half Year Financial Report

b The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund but excluding the charge relating to the sold Taiwan agency business) are as follows:

	2010 Half year £m	2009 Half year £m	2009 Full year £m
Actual less expected return on assets	39	(405)	108
(Losses) gains on changes of assumptions for plan liabilities	(302)	50	(521)
Experience (losses) gains on liabilities	(2)	2	76
Total charge without the effect of IFRIC 14	(265)	(353)	(337)
Effect of IFRIC 14 for pension schemes	234	219	182
Actuarial and other gains and losses after the effect of IFRIC 14	(31)	(134)	(155)

The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

The half year 2010 actuarial losses of £265 million primarily reflects the effect of decreases in risk discount rates partially offset by the effect of decrease in inflation rate and the excess of market returns over long-term assumptions and experience gains on liabilities.

Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying IFRIC 14, the Group has recognised a provision for deficit funding in respect of PSPS. The change in half year in 2010 in relation to this provision recognised above as other gains and losses on defined benefit pension schemes was £nil (half year 2009: £29 million; full year 2009: £48 million).

c On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes were:

	2010 30 Jun £m	2009 30 Jun £m	2009 31 Dec £m
Equities	839	1,028	1,096
Bonds	3,935	3,024	3,686
Properties	279	267	287
Cash-like investments	587	678	443
Total value of assets	5,640	4,997	5,512
Present value of benefit obligations	(5,526)	(4,680)	(5,174)
	114	317	338
Effect of the application of IFRIC 14 for pension schemes:			
Derecognition of PSPS surplus	(309)	(492)	(513)
Adjust for obligation for deficit funding*	(65)	(68)	(75)
Pre-tax deficit	(260)	(243)	(250)

*The £65 million adjustment at 30 June 2010 comprises £62 million for PSPS and £3 million for M&G pension scheme (30 June 2009 and 31 December 2009: all relating to PSPS).

FINANCIAL STATEMENTS

139

Notes on the IFRS basis results > continued

Z: Defined benefit pension schemes continued

iii Sensitivity of the pension scheme liabilities of the PSPS, Scottish Amicable and M&G pension schemes to key variables

The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at 30 June 2010 of £4,745 million, £542 million and £239 million, respectively (30 June 2009: £4,016 million, £479 million, £185 million, respectively; 31 December 2009: £4,436 million, £515 million and £223 million, respectively) to changes in discount rates and inflation rates. In addition, the table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at 30 June 2010 to changes to mortality rate assumptions.

30 Jun 2010			
Assumption	**Change in assumption**	**Impact on scheme liabilities on IAS 19 basis**	
Discount rate	Decrease by 0.2% from 5.4% to 5.2%	Increase in scheme liabilities by:	
		PSPS	3.5%
		Scottish Amicable	5.1%
		M&G	5.2%
Discount rate	Increase by 0.2% from 5.4% to 5.6%	Decrease in scheme liabilities by:	
		PSPS	3.4%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.4% to 3.2% with consequent reduction in salary increases	Decrease in scheme liabilities by:	
		PSPS	1.0%
		Scottish Amicable	5.0%
		M&G	4.7%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:	
		PSPS	2.2%
		Scottish Amicable	2.2%
		M&G	2.5%

30 Jun 2009			
Assumption	**Change in assumption**	**Impact on scheme liabilities on IAS 19 basis**	
Discount rate	Decrease by 0.2% from 6.4% to 6.2%	Increase in scheme liabilities by:	
		PSPS	3.3%
		Scottish Amicable	5.0%
		M&G	5.4%
Discount rate	Increase by 0.2% from 6.4% to 6.6%	Decrease in scheme liabilities by:	
		PSPS	3.1%
		Scottish Amicable	4.6%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.6% to 3.4% with consequent reduction in salary increases	Decrease in scheme liabilities by:	
		PSPS	0.9%
		Scottish Amicable	4.6%
		M&G	4.9%

31 Dec 2009			
Assumption	**Change in assumption**	**Impact on scheme liabilities on IAS 19 basis**	
Discount rate	Decrease by 0.2% from 5.8% to 5.6%	Increase in scheme liabilities by:	
		PSPS	3.5%
		Scottish Amicable	5.2%
		M&G	4.9%
Discount rate	Increase by 0.2% from 5.8% to 6.0%	Decrease in scheme liabilities by:	
		PSPS	3.2%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.7% to 3.5% with consequent reduction in salary increases	Decrease in scheme liabilities by:	
		PSPS	0.9%
		Scottish Amicable	4.9%
		M&G	4.5%

140 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above. The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group’s operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this to each of the three UK schemes is described further below. For PSPS, the underlying surplus of the scheme of £309 million (30 June 2009: £492 million; 31 December 2009: £513 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group’s results and financial position. Based on the underlying financial position of PSPS as at 30 June 2010, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group’s half year 2010 results and financial position. In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group’s results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders’ equity. The deficit of the Scottish Amicable pension scheme has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to the scheme liabilities for the changes in the variables shown in the table above would have had an impact on the Group’s results and financial position. The M&G pension scheme is wholly attributable to shareholders. AA: Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds Group insurance operations A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group is as follows: Insurance operations UK US Asia Total £m £m £m £m At 1 January 2010 126,195 48,311 21,911 196,417 Premiums 3,359 5,656 2,068 11,083 Surrenders (2,060) (1,767) (858) (4,685) Maturities/Deaths (3,546) (418) (206) (4,170) Net cash flows (2,247) 3,471 1,004 2,228 Shareholders transfers post tax (111) – (12) (123) Investment-related items and other 424) ,196 movements 4,870 ( (250) 4 Foreign exchange translation ,895 ,293 differences (513) 3 1,911 5 Acquisition of UOB Life Assurance 68 Limited – – 968 9 At 30 June 2010 128,194 55,253 25,532 208,979 Insurance operations UK US Asia Total £m £m £m £m At 1 January 2009 115,961 45,361 21,069 182,391 Premiums 3,511 3,850 1,712 9,073 Surrenders (2,008) (2,244) (498) (4,750) Maturities/Deaths (3,636) (404) (166) (4,206) Net cash flows (2,133) 1,202 1,048 117 Shareholders transfers post tax (105) – (9) (114) Change in reserving basis in Malaysia – – (63) (63) Investment-related items and other (1,316) 884 2,377 1,945 movements Foreign exchange translation (23) (5,955) (2,682) (8,660) differences Disposal of Taiwan agency business – – (3,508) (3,508) At 30 June 2009 112,384 41,492 18,232 172,108 The items in the tables above represent the amount attributable to changes in policyholders’ liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. Premiums, surrenders and maturities/deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid/received (for example premiums are net of any deductions to cover acquisition costs and claims represents the policyholder liabilities released). 141

Notes on the IFRS basis results > continued

AA: Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds continued

i UK insurance operations

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

	SAIF and PAC with-profits sub-fund £m	Other funds and subsidiaries: Unit-linked liabilities £m	Other funds and subsidiaries: Annuity and other long-term business £m	Total £m
At 1 January 2010	87,495	19,035	19,665	126,195
Premiums	1,624	933	802	3,359
Surrenders	(1,428)	(619)	(13)	(2,060)
Maturities/Deaths	(2,491)	(354)	(701)	(3,546)
Net cash flows	(2,295)	(40)	88	(2,247)
Shareholders transfers post tax	(111)	–	–	(111)
Switches	(133)	133	–	–
Assumption changes (shareholder-backed business)	–	–	(64)	(64)
Investment-related items and other movements note a	3,171	358	1,405	4,934
Foreign exchange translation differences	(483)	(30)	–	(513)
At 30 June 2010	87,644	19,456	21,094	128,194

	SAIF and PAC with-profits sub-fund £m	Other funds and subsidiaries: Unit-linked liabilities £m	Other funds and subsidiaries: Annuity and other long-term business £m	Total £m
At 1 January 2009	82,108	16,318	17,535	115,961
Premiums	1,688	893	930	3,511
Surrenders	(1,181)	(798)	(29)	(2,008)
Maturities/Deaths	(2,688)	(345)	(603)	(3,636)
Net cash flows	(2,181)	(250)	298	(2,133)
Shareholders transfers post tax	(105)	–	–	(105)
Switches	(135)	135	–	–
Investment-related items and other movements	(1,347)	76	(45)	(1,316)
Foreign exchange translation differences	(22)	(1)	–	(23)
At 30 June 2009	78,318	16,278	17,788	112,384

Note

a Investment-related items and other movements in the SAIF and PAC with-profits sub-fund are mainly as a result of unrealised gains on bond and property holdings counteracted by unrealised losses on equity securities.

142 Prudential plc > 2010 Half Year Financial Report

ii US insurance operations

	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2010	20,639	27,672	48,311
Premiums	3,524	2,132	5,656
Surrenders	(656)	(1,111)	(1,767)
Maturities/Deaths	(116)	(302)	(418)
Net cash flows note b	2,752	719	3,471
Transfers from general to separate account	496	(496)	–
Investment-related items and other movements note c	(1,273)	849	(424)
Foreign exchange translation differences note a	1,677	2,218	3,895
At 30 June 2010	24,291	30,962	55,253

	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2009	14,538	30,823	45,361
Premiums	1,698	2,152	3,850
Surrenders	(475)	(1,769)	(2,244)
Maturities/Deaths	(108)	(296)	(404)
Net cash flows note b	1,115	87	1,202
Transfers from general to separate account	234	(234)	–
Investment-related items and other movements	659	225	884
Foreign exchange translation differences note a	(2,034)	(3,921)	(5,955)
At 30 June 2009	14,512	26,980	41,492

Notes

a Movements in the period have been translated at an average rate of 1.5253 (half year 2009:1.4928; full year 2009: 1.5656). The closing balance has been translated at closing rate of 1.4961 (half year 2009:1.6469; full year 2009: 1.6149). Differences upon retranslation are included in foreign exchange translation differences.

b Net cash flows (premiums less surrenders and maturities/deaths) were £3,471 million for the six months ended 30 June 2010 compared with £1,202 million for the six months ended 30 June 2009. These continuing strong positive in-flows reflected the increased new business volumes particularly of variable annuity business, in the period.

c The negative investment-related and other movements in variable annuity separate account liabilities for the half year 2010 are mainly impacted by market movements in the period. The positive movement in investment and other movements of fixed annuity, GIC and other business primarily represents interest credited to policyholder accounts.

FINANCIAL STATEMENTS

143

Notes on the IFRS basis results > continued

AA: Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds continued

iii Asian insurance operations

	With-profits business £m	Unit-linked liabilities £m	Other £m	Total £m
At 1 January 2010	8,861	9,717	3,333	**21,911**
Premiums				
New business [note b]	57	492	206	**755**
In force	423	595	295	**1,313**
	480	1,087	501	**2,068**
Surrenders	(237)	(472)	(149)	**(858)**
Maturities/Deaths	(148)	(15)	(43)	**(206)**
Net cash flows [note b]	95	600	309	**1,004**
Shareholders transfers post tax	(12)	–	–	**(12)**
Investment-related items and other movements [note d]	(47)	(320)	117	**(250)**
Foreign exchange translation differences [note a]	761	855	295	**1,911**
Acquisition of UOB Life Assurance Limited [note f]	504	3	461	**968**
At 30 June 2010	**10,162**	**10,855**	**4,515**	**25,532**

	With-profits business £m	Unit-linked liabilities £m	Other £m	Total £m
At 1 January 2009	8,094	7,220	5,755	21,069
Premiums				
New business [note b]	58	255	221	534
In force	358	576	244	1,178
	416	831	465	1,712
Surrenders	(207)	(197)	(94)	(498)
Maturities/Deaths	(133)	(9)	(24)	(166)
Net cash flows	76	625	347	1,048
Shareholders transfers post tax	(9)	–	–	(9)
Change in reserving basis in Malaysia [note c]	–	(9)	(54)	(63)
Investment-related items and other movements	981	1,374	22	2,377
Foreign exchange translation differences [note a]	(1,108)	(977)	(597)	(2,682)
Disposal of Taiwan agency business [note e]	–	(724)	(2,784)	(3,508)
At 30 June 2009	8,034	7,509	2,689	18,232

Notes

a Movements in the period have been translated at the average exchange rate for the six months ended 30 June 2010. The closing balance has been translated at the closing spot rate as at 30 June 2010. Differences upon retranslation are included in foreign exchange translation differences.

b New business premiums in the six months ended 30 June 2010 reflect the increase in new business sales.

c The change in reserving basis in Malaysia of £63 million in 2009 reflects the change made following the adoption of a risk based capital (RBC) approach to the local regulatory reporting in that country.

d The decrease in investment related and other items and other movements for with-profits and unit-linked business for the six months ended 30 June 2010 are mainly driven from Asian equity market losses in the period.

e The disposal of Taiwan agency business in 2009 reflects the liabilities transferred at the date of disposal.

f The acquisition of UOB Life Assurance Limited reflects the liabilities acquired at the date of acquisition.

144 Prudential plc > 2010 Half Year Financial Report

AB: Share capital, share premium and own shares

	Half year 2010		
	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:			
At 1 January 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,438,918	–	13
Shares issued in lieu of cash dividends	4,538,026	–	26
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	–	–	(26)
At 30 June 2010	2,539,204,415	127	1,856

	Half year 2009		
	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:			
At 1 January 2009	2,496,947,688	125	1,840
Shares issued under share option schemes	1,982	–	–
Shares issued in lieu of cash dividends	26,768,575	1	95
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	–	–	(95)
At 30 June 2009	2,523,718,245	126	1,840

	Full year 2009		
	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:			
At 1 January 2009	2,496,947,688	125	1,840
Shares issued under share option schemes	605,721	–	3
Shares issued in lieu of cash dividends	34,674,062	2	136
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	–	–	(136)
At 31 December 2009	2,532,227,471	127	1,843

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2010, there were options outstanding under Save As You Earn schemes to subscribe for 11,327,786 (30 June 2009: 13,190,059; 31 December 2009: 12,230,833) shares at prices ranging from 266 pence to 572 pence (30 June 2009: 266 pence to 572 pence; 31 December 2009: 266 pence to 572 pence) and exercisable by the year 2016 (2009: 2016). In addition, there are 17,292 (30 June 2009: 251,827; 31 December 2009: 17,292) conditional options outstanding under the Restricted Share Plan (RSP) and 7,287,645 shares (30 June 2009: 6,417,149; 31 December 2009:6,644,203) under the Group Performance Share Plan (GPSP) exercisable at £nil cost.

The cost of own shares of £61 million as at 30 June 2010 (30 June 2009: £76 million; 31 December 2009: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 30 June 2010, 4.5 million (30 June 2009: 4.6 million; 31 December 2009: 5.3 million) Prudential plc shares with a market value of £23 million (30 June 2009: £19 million; 31 December 2009: £34 million) were held in such trusts. Of this total, 4.1 million (30 June 2009: 4.3 million; 31 December 2009: 4.8 million) shares were held in trusts under employee incentive plans. In half year 2010, the Company purchased 4.1 million (30 June 2009: 1.1 million; 31 December 2009: 3.4 million) shares in respect of employee incentive plans at a cost of £18.9 million (30 June 2009: £4.0 million; 31 December 2009: £17 million). The maximum number of shares held in the half year 2010 was 5.3 million which was at the beginning of the period.

Of the total shares held in trust, 0.3 million (30 June 2009: 0.3 million; 31 December 2009: 0.5 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2010 was 9.7 million (30 June 2009: 11.9 million; 31 December 2009: 10.6 million) and the cost of acquiring these shares of £46 million (30 June 2009: £55 million; 31 December 2009: £51 million) is included in the cost of own shares. The market value of these shares as at 30 June 2010 was £49 million (30 June 2009: £51 million; 31 December 2009: £67 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

FINANCIAL STATEMENTS

145

Notes on the IFRS basis results > continued AC: Contingencies and related obligations There have been no material changes to the Group’s contingencies and related obligations in the six month period ended 30 June 2010. An update to one of the Group’s contingencies and related obligations since 31 December 2009 is set out below. Jackson owns debt instruments issued by securitisation trusts managed by PPM America. As disclosed in the 2009 Annual Report, as at 31 December 2009, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of US$750 million, if circumstances allowed the forbearance period to cease. At 30 June 2010, the support provided by these agreements could potentially expose Jackson to maximum losses of US$512 million. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote. The Group is also involved in other litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows. AD: Related party transactions The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2009. There were no transactions with related parties during the six months ended 30 June 2010 which have had a material effect on the results or financial position of the Group. AE: Post balance sheet events Change to the Group’s holding in PruHealth and PruProtect On 1 August 2010, Discovery Holdings of South Africa, the Group’s joint venture partner in its investment in PruHealth and PruProtect, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery have increased their shareholding in both PruHealth and PruProtect from the previous level of 50 per cent to 75 per cent, and Prudential’s shareholding in each case has reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business. The accounting impact of this transaction including any dilution gain or loss is being assessed and will be included with the Group’s full year financial statements. 146 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS Statement of directors’ responsibilities The directors are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations. Accordingly, the directors confirm that to the best of their knowledge: • the condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union; • the Half Year Financial Report includes a fair review of information required by: (a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2010, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and (b)DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2010 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2009. The current directors of Prudential plc are as listed in the Group’s 2009 Annual Report. 147

Combined IFRS basis results and EEV basis results report > Independent review report to Prudential plc Introduction We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2010 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes and Total Insurance and Investment Products New Business information. We have also been engaged by the Company to review the European Embedded Value (EEV) basis supplementary information for the six months ended 30 June 2010 which comprises the Operating Profit Based on Longer-Term Investment Returns, the Summary Consolidated Income Statement, the Movement in Shareholders’ Equity, the Summary Statement of Financial Position and the related explanatory notes. We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information. This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules (‘the DTR’) of the United Kingdom’s Financial Services Authority (‘the UK FSA’) and also to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. Our review of the supplementary information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached. Directors’ responsibilities The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FSA. The directors have accepted responsibility for preparing the EEV basis supplementary financial information contained in the Half Year Financial Report in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum (‘the EEV Principles’) using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information. The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union (EU). The IFRS basis financial information included in this Half Year Financial Report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU. The EEV basis supplementary financial information has been prepared in accordance with the EEV principles using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information. The supplementary information should be read in conjunction with the IFRS basis financial information. Our responsibility Our responsibility is to express to the Company a conclusion on the IFRS basis financial information and the EEV basis supplementary financial information in the Half Year Financial Report based on our review, as set out in our engagement letter with you dated 23 November 2009. We report to you whether the Prudential EEV condensed set of financial statements in the Half Year Financial Report have been properly prepared, in all material respects, in accordance with the Basis of Preparation set out in note 1 to the EEV basis supplementary financial information. Scope of review We conducted our reviews in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information and supplementary information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA. Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2010 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information. G Bainbridge for and on behalf of KPMG Audit Plc Chartered Accountants 8 Salisbury Square London EC4Y 8BB 11 August 2010 148 Prudential plc > 2010 Half Year Financial Report

FINANCIAL STATEMENTS ADDITIONAL INFORMATION 150 Risk factors 154 Corporate governance 154 Significant shareholdings 155 Option schemes 157 Disclosure of interests of directors 161 Shareholder information 163 How to contact us 149

Additional information > Risk factors A number of factors (risk factors) affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this report, is not updated, and any forward looking statements are made subject to the reservations specified below under ‘Forward Looking Statements’. Risks relating to Prudential’s business Prudential’s businesses are inherently subject to market fluctuations and general economic conditions Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. Uncertain or negative trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated, or prolonged, or could worsen. The adverse effects of such trends, including the unprecedented market dislocation across asset classes and geographical markets witnessed in 2008 and in the first half of 2009, have been and would be felt principally through the following: • investment impairments or reduced investment returns, as a result of market volatility, could impair Prudential’s ability to write significant volumes of new business which would have a negative impact on its assets under management and profit; • higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses, as experienced during 2008 and 2009, when illiquidity and credit spreads reached all-time highs; • Prudential in the normal course of business enters into a variety of transactions with counterparties, including derivative transactions. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential’s results; and • estimates of the value of financial instruments are difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgment, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline. Although global markets began to stabilise in 2009, interest rates remain low, and many of the challenges of 2008 persist in the credit markets. New challenges may continue to emerge. A significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. During 2008 and for the first half of 2009, Prudential had to operate in the UK against a challenging background of unprecedented volatility in capital and equity markets, interest rates and widespread economic uncertainty. This has led, among other things, to reduced consumer spending, an increase in unemployment, and consequently reduced liquidity, requiring the intervention of the Bank of England via a quantitative easing program to restore credit liquidity in the market. For some non-unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on Prudential’s reported profit. In the US, fluctuations in prevailing interest rates can affect results from Jackson National Life Insurance Company (‘Jackson’) which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5 per cent, government interest rates fell to historic lows, and global markets experienced a significant increase in volatility. In addition, credit markets seized up and global credit spreads widened to historic levels. These factors contributed to substantial increases in Jackson’s unrealised losses. Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be unforeseen market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect Prudential’s results. Prudential will be subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio Prudential will be subject to the risk of potential sovereign debt credit deterioration and default. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues. If a sovereign were to default on its obligations, this could have a material adverse effect on Prudential’s financial condition and results of operations. 150 Prudential plc > 2010 Half Year Financial Report

ADDITIONAL INFORMATION Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses Due to their geographical diversity, Prudential’s businesses are subject to the risk of exchange rate fluctuations. Prudential’s operations in the US and Asia, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not currently separately managed. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within the statement of changes in equity. Consequently, this could impact on Prudential’s gearing ratios (defined as debt over debt plus shareholders’ funds). Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure, and enhanced supervisory powers. Current EU directives, including the EU Insurance Groups Directive (IGD) require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new solvency framework for insurance companies, referred to as ‘Solvency II’. The new approach will be based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessment of risk, and enhanced disclosure requirements – and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Financial Services Authority (FSA). The Solvency II Directive was formally approved by a meeting of the EU’s Economic and Financial Affairs Council on 10 November 2009. The European Commission has already initiated the process of developing the detailed rules that will complement the high-level3Principles of the Directive, referred to as ‘implementing measures’, which are subject to a consultation process and are not expected to be finalised until late 2011. There is a significant uncertainty regarding the final outcome of this process. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital required to support its business. Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions. The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB has published an Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. It is uncertain whether and how the proposals in the Exposure Draft will become definitive IFRS and when such changes might take effect. Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results. European Embedded Value (EEV) basis results are published as supplementary information by Prudential using principles issued by the European CFO (Chief Financial Officers) Forum. The EEV basis is a value-based reporting method for Prudential’s long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by Prudential’s management for both internal and external reporting purposes. In June 2008, in an effort to improve the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value (MCEV) Principles. Following a review of the impact of turbulent market conditions on the MCEV Principles, the CFO Forum announced in May 2009 the postponement of the mandatory reporting on MCEV basis until 2011 and subsequently, in October 2009, changes in the principles to allow for the inclusion of a liquidity premium, which is the additional return investors require for investing in less liquid assets and is a key component in the calculation of the profitability of UK annuity business. It also announced that it was performing further work to develop more detailed application guidance to increase consistency going forward. When the work has been completed, Prudential will consider its approach to the new Principles. The adoption of the new Principles would give rise to different embedded value results from those prepared under the application of European Embedded Value Principles. 151

Additional information > Risk factors > continued The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, businesses it has closed. Regulators particularly, but not exclusively, in the US and the UK are moving towards a regime based on principles-based regulation which brings an element of uncertainty. These regulators are increasingly interested in the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors. In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index, variable annuity, and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers’ sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that are retrospectively applied to sales made prior to their introduction. Litigation, disputes and regulatory investigations may adversely affect Prudential’s profitability and financial condition Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s results of operations or cash flows. Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends on management’s ability to respond to these pressures and trends The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential’s potential to grow its business as quickly as planned. In Asia, the Group’s principal regional competitors are international financial companies, including Allianz, AXA, ING, AIA and Manulife. In a number of markets, local companies have a very significant market presence. Within the UK, Prudential’s principal competitors in the life market include many of the major retail financial services companies including, in particular, Aviva, Legal3& General, Lloyds Banking Group and Standard Life. Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Lincoln National, MetLife and TIAA-CREF. Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations. As at 30 June 2010: Prudential’s long-term senior debt is rated as A2 (negative outlook) by Moody’s, A+ (negative watch) by Standard3& Poor’s and A+ (negative watch) by Fitch; Prudential’s short-term debt is rated as P1 by Moody’s, A-1 by Standard3& Poor’s and F1+ (negative watch) by Fitch; The Prudential Assurance Company Limited long-term fund is rated Aa2 (negative outlook) by Moody’s, AA3(negative watch) by Standard3& Poor’s and AA+ (negative watch) by Fitch; Jackson’s financial strength is rated AA (negative watch) by Standard3& Poor’s and Fitch, A1 (negative outlook) by Moody’s, and A+ (stable) by AM Best. In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. 152 Prudential plc > 2010 Half Year Financial Report

ADDITIONAL INFORMATION Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners. Further, because of the long-term nature of much of the Group’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during the first half of 2010, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations. Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations Prudential needs to make assumptions about a number of factors in determining the pricing of its products and setting reserves and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential’s UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI)3as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected. A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Group’s results of operations could be adversely affected. Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group’s loss experience. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense. As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit the payment of dividends, which in some circumstances could limit the ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group. Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group’s joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could adversely affect the results of operations of Prudential. Prudential’s Articles of Association contain an exclusive jurisdiction provision Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights. Changes in tax legislation may result in adverse tax consequences Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its interpretation could affect Prudential’s profitability and ability to provide returns to shareholders or alter the post-tax returns to shareholders. 153

Additional information > Corporate governance > Significant shareholdings Corporate governance The directors confirm that, from the date of listing on 25 May 2010, the Company has complied with the code provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The directors also confirm that this Half Year Report has been reviewed by the Group Audit Committee. The Company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the Listing Rules of the Hong Kong Stock Exchange, and that the directors of the Company have complied with this code of conduct from the date of the listing to the end of this period. Significant shareholdings As at 30 June 2010, Prudential had received notification in accordance with Rule 5.1.2R of the Disclosure and Transparency Rules of the Financial Services Authority from the following companies, disclosing their direct or indirect interest in three per cent or more in Prudential’s issued ordinary share capital: Shareholder Interest Norges Bank 3.08% Legal and General Group Plc 3.87% BlackRock, Inc 6.39% Capital Research and Management Company 13.018% 154 Prudential plc > 2010 Half Year Financial Report

Additional information > Option schemes

The Group maintains four share option schemes satisfied by the issue of new shares. UK-based executive directors are eligible to participate in the UK Savings Related Share Option Scheme, and Asia-based executives can participate in the International Savings Related Share Option Scheme. Dublin-based employees are eligible to participate in the Prudential International Assurance Sharesave Plan, and Hong Kong-based agents can participate in the Non-employee Savings Related Share Option Scheme. The schemes allow participants to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period at a discount of up to 20 per cent to the market price. Participants may save up to £250 per month for three or five years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. The exercise period of the options granted may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of the participant the personal representative may exercise the options beyond the normal exercise period. Shares are issued to satisfy options that are exercised. Further details of the schemes and accounting policies are detailed in Note 13 of the IFRS basis condensed consolidated financial statements in the 2009 Annual Report.

No options have been granted to substantial shareholders, suppliers of goods or services (excluding options granted to agents under the Non-employee Savings Related Share Option Scheme) or in excess of the individual limit for the relevant scheme.

The weighted average share price of Prudential plc for the period ended 30 June 2010 was £5.53.

The following analyses show the movement in options for each of the option schemes for the six month period ended 30 June 2010. No options were granted in the period.

UK Savings Related Share Option Scheme

		Exercise period		Number of options						
Date of grant	Exercise price £	Beg	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
09 Oct 2002	3.29	01 Dec 2009	31 May 2010	27,010	–	20,231	–	–	6,779	–
17 Apr 2003	2.66	01 Jun 2010	30 Nov 2010	273,250	–	204,242	–	–	–	69,008
01 Oct 2003	3.62	01 Dec 2010	31 May 2011	4,343	–	–	–	–	–	4,343
15 Apr 2004	3.46	01 Jun 2009	30 Nov 2009	942	–	–	–	–	942	–
15 Apr 2004	3.46	01 Jun 2011	30 Nov 2011	17,946	–	–	–	–	–	17,946
30 Sep 2004	3.43	01 Dec 2009	31 May 2010	15,014	–	4,617	–	191	10,206	–
30 Sep 2004	3.43	01 Dec 2011	31 May 2012	8,430	–	–	–	–	–	8,430
12 Apr 2005	3.87	01 Jun 2008	30 Nov 2008	8,121	–	–	8,121	–	–	–
12 Apr 2005	3.87	01 Jun 2010	30 Nov 2010	49,694	–	32,020	–	–	1,792	15.882
12 Apr 2005	3.87	01 Jun 2012	30 Nov 2012	12,222	–	–	–	–	–	12,222
29 Sep 2005	4.07	01 Dec 2010	31 May 2011	37,483	–	1,645	–	–	412	35,426
29 Sep 2005	4.07	01 Dec 2012	31 May 2013	11,172	–	–	–	–	–	11,172
20 Apr 2006	5.65	01 Dec 2009	31 May 2010	661	–	661	–	–	–	–
20 Apr 2006	5.65	01 Jun 2011	30 Nov 2011	15,933	–	–	–	–	–	15,933
20 Apr 2006	5.65	01 Jun 2013	30 Nov 2013	8,169	–	–	605	–	–	7,564
28 Sep 2006	4.75	01 Dec 2009	31 May 2010	83,095	–	42,821	21,690	–	18,584	–
28 Sep 2006	4.75	01 Dec 2011	31 May 2012	55,381	–	–	689	–	1,103	53,589
28 Sep 2006	4.75	01 Dec 2013	31 May 2014	13,325	–	–	–	–	–	13,325
26 Apr 2007	5.72	01 Jun 2010	30 Nov 2010	48,685	–	743	132	–	2,661	45,149
26 Apr 2007	5.72	01 Jun 2012	30 Nov 2012	10,284	–	–	–	–	–	10,284
26 Apr 2007	5.72	01 Jun 2014	30 Nov 2014	1,118	–	–	–	–	615	503
27 Sep 2007	5.52	01 Dec 2010	31 May 2011	53,257	–	–	1,457	–	556	51,244
27 Sep 2007	5.52	01 Dec 2012	31 May 2013	19,960	–	–	608	–	1,216	18,136
27 Sep 2007	5.52	01 Dec 2014	31 May 2015	5,249	–	–	–	265	–	4,984
25 Apr 2008	5.51	01 Jun 2011	30 Nov 2011	63,326	–	1,064	4,398	–	641	57,223
25 Apr 2008	5.51	01 Jun 2013	30 Nov 2013	35,835	–	442	826	–	975	33,592
25 Apr 2008	5.51	01 Jun 2015	30 Nov 2015	4,836	–	–	–	–	–	4,836
25 Sep 2008	4.38	01 Dec 2011	31 May 2012	181,003	–	1,128	6,401	701	9,571	163,202
25 Sep 2008	4.38	01 Dec 2013	31 May 2014	62,042	–	1,349	2,295	1,530	4,772	52,096
25 Sep 2008	4.38	01 Dec 2015	31 May 2016	23,161	–	–	–	–	–	23,161
27 Apr 2009	2.88	01 Jun 2012	30 Nov 2012	3,454,462	–	14,645	88,174	16,685	40,585	3,294,373
27 Apr 2009	2.88	01 Jun 2014	30 Nov 2014	2,099,760	–	1,750	22,569	1,735	15,068	2,058,638
27 Apr 2009	2.88	01 Jun 2016	30 Nov 2016	212,170	–	1,040	7,959	113	4,646	198,412
25 Sep 2009	4.25	01 Dec 2012	31 May 2013	299,769	–	58	14,412	256	–	285,043
25 Sep 2009	4.25	01 Dec 2014	31 May 2015	109,447	–	–	1,463	–	–	107,984
				7,326,555	–	328,456	181,799	21,476	121,124	6,673,700

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £5.52.

ADDITIONAL INFORMATION

155

Additional information > Option schemes > continued

International Savings Related Share Option Scheme

Date of grant	Exercise price £	Exercise period Beg	End	Number of options Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
30 Sep 2004	3.43	01 Dec 2009	31 May 2010	741	–	–	–	–	741	–
12 Apr 2005	3.87	01 Jun 2010	30 Nov 2010	758	–	–	–	–	–	758
20 Apr 2006	5.65	01 Jun 2009	30 Nov 2009	5,732	–	–	–	–	1,711	4,021
20 Apr 2006	5.65	01 Jun 2011	30 Nov 2011	820	–	–	–	–	–	820
28 Sep 2006	4.75	01 Dec 2009	31 May 2010	26,951	–	16,176	–	–	2,129	8,646
28 Sep 2006	4.75	01 Dec 2011	31 May 2012	968	–	–	–	–	–	968
26 Apr 2007	5.72	01 Jun 2010	30 Nov 2010	93,401	–	2,139	–	–	–	91,262
26 Apr 2007	5.72	01 Jun 2012	30 Nov 2012	17,847	–	–	–	–	–	17,847
27 Sep 2007	5.52	01 Dec 2010	31 May 2011	44,517	–	–	1,108	–	–	43,409
25 Apr 2008	5.51	01 Jun 2011	30 Nov 2011	32,754	–	–	2,660	–	–	30,094
25 Apr 2008	5.51	01 Jun 2013	30 Nov 2013	4,192	–	–	–	–	–	4,192
25 Sep 2008	4.38	01 Dec 2011	31 May 2012	252,450	–	11,410	2,790	–	–	238,250
25 Sep 2008	4.38	01 Dec 2013	31 May 2014	6,951	–	–	–	–	–	6,951
27 Apr 2009	2.88	01 Jun 2012	30 Nov 2012	2,105,236	–	47,332	47,771	–	–	2,010,133
27 Apr 2009	2.88	01 Jun 2014	30 Nov 2014	116,072	–	6,490	3,830	–	–	105,752
25 Sep 2009	4.25	01 Dec 2012	31 May 2013	141,426	–	–	4,334	–	–	137,092
25 Sep 2009	4.25	01 Dec 2014	31 May 2015	3,529	–	–	847	–	–	2,682
				2,854,345	–	83,547	63,340	–	4,581	2,702,877

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £5.84.

Prudential International Assurance Sharesave Plan

Date of grant	Exercise price £	Exercise period Beg	End	Number of options Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
29 Sep 2005	4.07	01 Dec 2008	31 May 2009	495	–	–	–	–	495	–
20 Apr 2006	5.65	01 Jun 2009	30 Nov 2009	1,469	–	–	–	–	1,469	–
28 Sep 2006	4.75	01 Dec 2009	31 May 2010	1,110	–	–	–	–	1,110	–
27 Sep 2007	5.52	01 Dec 2010	31 May 2011	618	–	–	–	–	–	618
25 Sep 2008	4.38	01 Dec 2011	31 May 2012	1,520	–	–	–	–	–	1,520
27 Apr 2009	2.88	01 Jun 2012	30 Nov 2012	34,125	–	–	–	–	–	34,125
27 Apr 2009	2.88	01 Jun 2014	30 Nov 2014	6,567	–	–	–	–	–	6,567
25 Sep 2009	4.25	01 Dec 2012	31 May 2013	4,327	–	–	–	–	–	4,327
				50,231	–	–	–	–	3,074	47,157

No options granted under this scheme were exercised in the current period.

Non-employee Savings Related Share Option Scheme

Date of grant	Exercise price £	Exercise period Beg	End	Number of options Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
15 Apr 2004	3.46	1 Jun 2009	30 Nov 2009	11,538	–	–	–	–	11,538	–
12 Apr 2005	3.87	1 Jun 2010	30 Nov 2010	3,876	–	–	3,876	–	–	–
29 Sep 2005	4.07	1 Dec 2008	31 May 2009	3,659	–	–	–	–	3,659	–
20 Apr 2006	5.65	1 Jun 2009	30 Nov 2009	8,305	–	–	–	–	8,305	–
28 Sep 2006	4.75	1 Dec 2009	31 May 2010	49,824	–	6,051	–	–	43,773	–
28 Sep 2006	4.75	1 Dec 2011	31 May 2012	8,577	–	–	–	–	–	8,577
26 Apr 2007	5.72	1 Jun 2010	30 Nov 2010	16,947	–	–	–	–	–	16,947
26 Apr 2007	5.72	1 Jun 2012	30 Nov 2012	15,557	–	–	–	–	–	15,557
27 Sep 2007	5.52	1 Dec 2010	31 May 2011	19,595	–	–	–	–	–	19,595
27 Sep 2007	5.52	1 Dec 2012	31 May 2013	5,748	–	–	–	–	–	5,748
25 Apr 2008	5.51	1 Jun 2011	30 Nov 2011	20,951	–	–	–	–	–	20,951
25 Apr 2008	5.51	1 Jun 2013	30 Nov 2013	6,934	–	–	–	–	–	6,934
25 Sep 2008	4.38	1 Dec 2011	31 May 2012	42,913	–	–	–	–	–	42,913
25 Sep 2008	4.38	1 Dec 2013	31 May 2014	17,135	–	–	–	–	–	17,135
27 Apr 2009	2.88	1 Jun 2012	30 Nov 2012	919,475	–	–	3,502	–	–	915,973
27 Apr 2009	2.88	1 Jun 2014	30 Nov 2014	785,662	–	–	14,946	–	–	770,716
25 Sep 2009	4.25	1 Dec 2012	31 May 2013	51,289	–	–	–	–	–	51,289
25 Sep 2009	4.25	1 Dec 2014	31 May 2015	11,717	–	–	–	–	–	11,717
				1,999,702	–	6,051	22,324	–	67,275	1,904,052

The weighted average closing price of the shares immediately before the dates on which the options were exercised during the current period was £5.53.

156 Prudential plc > 2010 Half Year Financial Report

ADDITIONAL INFORMATION Additional information > Disclosure of interests of directors
The following table sets out the share options held by Tidjane Thiam in the UK Savings Related Share Option Scheme as at the end of the period. No other directors hold shares in any of the option schemes
Exercise period Number of options Exercise price Beginning End of Date of grant £Beg End of period Granted Exercised Cancelled Forfeited Lapsed period 25 Apr 2008 5.5101 June 2011 30 Nov 2011 1,705 - - - - - 1,705
Directors’ shareholdings
The Company and its directors, chief executives and shareholders have been granted a partial exemption from the disclosure requirements under Part XV of the SFO. As a result of this exemption, directors, chief executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of directors’ and chief executives’ interests under section 352 of the SFO nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests notified to it in the United Kingdom.
The following table sets out the interests of directors in the issued share capital of Prudential including the interests of persons connected with directors for the purposes of DTR 3.1.2 of the Disclosure and Transparency Rules as at the end of the period. This includes shares acquired under the Share Incentive Plan, and deferred annual bonus awards and interests in shares awarded on appointment as detailed in the table on ’Other Share Awards’ on page 159.
At 1 January 2010 At 30 June 2010 Keki Dadiseth 27,489 29,321 Rob Devey 50,575 77,944 Michael Garrett 32,425 35,0x71 Ann Godbehere 11,518 13,329 Bridget Macaskill 23,970 41,923 Clark Manning1 277,273 466,272 Harvey McGrath 296,785 298,345 Michael McLintock 663,818 601,257 Nic Nicandrou 114,653 133,104 Kathleen O’Donovan 20,621 22,336 James Ross 18,643 20,061 Barry Stowe1 125,519 316,903 Tidjane Thiam 291,901 271,553 Lord Turnbull 12,562 14,294
Note
1 Shares held partially in the form of ADRs; 1 ADR represents 2 shares. 157

Additional information > Disclosure of interests of directors > continued

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

The section below sets out the outstanding share awards under the Group Performance Share Plan and the awards under additional long-term plans for the executive directors with regional responsibilities.

Plan name	Year of initial award	Conditional share awards outstanding at 1 January 2010 (Number of shares)	Conditional awards in 2010 (Number of shares)	Market price at date of original award (pence)	Scrip dividend equivalents on vested shares (Number of shares released)	Rights exercised in 2010	Rights lapsed in 2010	Conditional share awards outstanding at 30 June 2010 (Number of shares)	Date of end of performance period
Rob Devey									
GPSP	2009	120,898						120,898	31 Dec 11
BUPP	2009	120,897						120,897	31 Dec 11
GPSP	2010		104,089	568.5				104,089	31 Dec 12
BUPP	2010		104,089	568.5				104,089	31 Dec 12
		241,795	208,178					449,973	
Clark Manning									
GPSP	2007	191,140			20,269	191,140		0[1]	31 Dec 09
BUPP	2007	95,570					95,570	0[1]	31 Dec 09
GPSP	2008	182,262						182,262	31 Dec 10
BUPP	2008	91,131						91,131	31 Dec 10
GPSP	2009	468,476						468,476[1]	31 Dec 11
BUPP	2009	468,476						468,476[1]	31 Dec 11
GPSP	2010		302,442	568.5				302,442	31 Dec 12
BUPP	2010		302,442	568.5				302,442	31 Dec 12
		1,497,055	604,884		20,269	191,140	95,570	1,815,229	
Michael McLintock									
GPSP	2007	52,040			5,517	52,040		0	31 Dec 09
GPSP	2008	48,330						48,330	31 Dec 10
GPSP	2009	92,022						92,022	31 Dec 11
GPSP	2010		66,238	568.5				66,238	31 Dec 12
		192,392	66,238		5,517	52,040		206,590	
Nic Nicandrou									
GPSP	2009	316,328						316,328	31 Dec 11
GPSP	2010		208,179	568.5				208,179	31 Dec 12
		316,328	208,179					524,507	
Barry Stowe									
GPSP	2007	105,706			11,207	105,706		0[1]	31 Dec 09
BUPP	2007	52,853			3,562	33,614	19,239	0[1]	31 Dec 09
GPSP	2008	107,988						107,988	31 Dec 10
BUPP	2008	53,994						53,994	31 Dec 10
GPSP	2009	196,596						196,596[1]	31 Dec 11
BUPP	2009	196,596						196,596[1]	31 Dec 11
GPSP	2010		129,076	568.5				129,076	31 Dec 12
BUPP	2010		129,076	568.5				129,076	31 Dec 12
		713,733	258,152		14,769	139,320	19,239	813,326	
Tidjane Thiam									
GPSP	2008	314,147						314,147	31 Dec 10
GPSP	2009	299,074						299,074	31 Dec 11
GPSP	2010		510,986	568.5				510,986	31 Dec 12
		613,221	510,986					1,124,207	

Note

1 The awards in 2009 and 2010 for Clark Manning and Barry Stowe were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

158 Prudential plc > 2010 Half Year Financial Report

Other share awards

The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2009 annual incentives, made in 2010, the average share price was 551.5 pence.

	Year of initial grant	Conditional share awards outstanding at 1 Jan 2010 (Number of shares)	Conditionally awarded in 2010 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2010 (Number of shares)	Conditional share awards outstanding at 30 June 2010 (Number of shares)	Date of end of restricted period	Shares released in 2010 (Number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Rob Devey											
Awards under appointment terms	2009	50,575				50,575	31 Mar 12				
Restricted share award based on Deferred 2009 annual incentive award	2010		45,375	636	18,642	27,369	31 Dec 12	18,642	12 Mar 10	552.5	552.5
Clark Manning											
Deferred 2006 annual incentive award	2007	10,064			10,064	0	31 Dec 09	10,064	09 Mar 10	723	519.5
Deferred 2007 annual incentive award	2008	17,825		424		18,249	31 Dec 10				
Deferred 2009 annual incentive award	2010		59,792	1,348		61,140	31 Dec 12				
Michael McLintock											
Deferred 2006 annual incentive award	2007	90,090			90,090	0	31 Dec 09	90,090	09 Mar 10	723	519.5
Deferred 2007 annual incentive award	2008	112,071			112,071	0	31 Dec 10	112,071	09 Mar 10	635	519.5
Deferred 2008 annual incentive award	2009	217,410			217,410	0	31 Dec 11	217,410	09 Mar 10	349.5	519.5
Restricted share award based on Deferred 2007 annual incentive award	2010		66,029	1,571		67,600	31 Dec 10				
Restricted share award based on Deferred 2008 annual incentive award	2010		128,093	3,049		131,142	31 Dec 11				
Restricted share award based on Deferred 2009 annual incentive award	2010		118,165	1,657	48,545	71,277	31 Dec 12	48,545	12 Mar 10	552.5	552.5

ADDITIONAL INFORMATION

159

Additional information > Disclosure of interests of directors > continued

Other share awards continued

	Year of initial grant	Conditional share awards outstanding at 1 Jan 2010 (Number of shares)	Conditionally awarded in 2010 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2010 (Number of shares)	Conditional share awards outstanding at 30 June 2010 (Number of shares)	Date of end of restricted period	Shares released in 2010 (Number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Nic Nicandrou											
Awards under appointment terms	2009	10,616			10,616	0	31 Mar 10	10,616	09 Mar 10	639	519.5
		5,889			5,889	0	31 Mar 10	5,889	09 Mar 10	639	519.5
		13,898				13,898	31 Mar 11				
		16,059				16,059	31 Mar 11				
		68,191				68,191	31 Mar 12				
Restricted share award based on Deferred 2009 annual incentive award	2010		41,594	583	17,088	25,089	31 Dec 12	17,088	12 Mar 10	552.5	552.5
Barry Stowe											
Awards under appointment terms	2006	7,088			7,088	0	01 Jan 10	7,088	09 Mar 10	702	519.5
		2,110			2,110	0	01 May 10	2,110	08 Jun 10	702	525.5
Deferred 2007 annual incentive award	2008	43,777		1,042		44,819	31 Dec 10				
Deferred 2008 annual incentive award	2009	21,064		501		21,565[1]	31 Dec 11				
Deferred 2009 annual incentive award	2010		36,386	820		37,206	31 Dec 12				
Tidjane Thiam											
Awards under appointment terms	2008	48,362			48,362	0	31 Mar 10	48,362	09 Mar 10	662	519.5
		41,135			41,135	0	31 Mar 10	41,135	09 Mar 10	662	519.5
		49,131				49,131	31 Mar 11				
Deferred 2008 annual incentive award	2009	110,403			110,403	0	31 Dec 11	110,403	09 Mar 10	349.5	519.5
Restricted share award based on Deferred 2008 annual incentive award	2010		65,046	1,548		66,594	31 Dec 11				
Restricted share award based on Deferred 2009 annual incentive award	2010		99,851	1,400	41,022	60,229	31 Dec 12	41,022	12 Mar 10	552.5	552.5

Note
1 The Deferred Share Awards in 2010 for Clark Manning and Barry Stowe were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

160 Prudential plc > 2010 Half Year Financial Report

Additional information > Shareholder information

Financial calendar

2010 interim date	Shareholders registered on the UK register	Shareholders registered on the Hong Kong branch register	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex dividend date	18 August 2010	19 August 2010	18 August 2010
Record date	20 August 2010	20 August 2010	20 August 2010
Scrip reference price displayed on Company's website	25 August 2010	25 August 2010	25 August 2010
Scrip Mandate deadlines:	2 September 2010	1 September 2010	27 August 2010
Payment of 2010 interim dividend	23 September 2010	24 September 2010	On or about 30 September 2010

Shareholder enquiries

Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Tel: 0871 384 2035
Fax: 0871 384 2100
Textel: 0871 384 2255 (for hard of hearing)
Calls to 0871 numbers are charged at 8p per minute from a BT landline. Other telephone providers' costs may vary.
International shareholders tel: +44 (0) 121 415 7026

Dividend mandates

Shareholders may find it convenient to have their dividends paid directly to their bank or building society account. If you wish to take advantage of this facility, please call Equiniti and request a Cash Dividend Mandate form. Alternatively, you may download a form from www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms

Scrip dividend alternative

The Company is offering a scrip dividend alternative in respect of the 2010 interim dividend.

Once signed up to the evergreen scrip dividend scheme, shareholders will automatically receive shares for all future dividends in respect of which a scrip alternative is offered. This election can be cancelled at any time by the shareholder. Further details of the scrip dividend scheme and the timetable for each payment are available on the Company website at www.prudential.co.uk/prudential-plc/investors

Electronic communications

Shareholders are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk. This will save on printing and distribution costs, and create environmental benefits. Once you have registered, you will be sent an email notification whenever shareholder documents are available on our website and you will be provided with a link to that information. When registering, you will need your shareholder reference number which can be found on your share certificate or proxy form. The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (CDP). Please contact Equiniti if you require any assistance or further information.

ADDITIONAL INFORMATION

161

Additional information > Shareholder information
Share dealing services
The Company’s Registrars, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the Equiniti address on page 161 or telephone 0871 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc shares. For telephone sales call 0871 384 2020 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing
ShareGift
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be obtained from our website www.prudential.co.uk/prudential-plc/investors/shareholder_ services/forms or from Equiniti. Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.
Hong Kong branch register
The Company operates a branch register for shareholders in Hong Kong. All enquiries regarding Hong Kong branch register accounts should be directed to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555
Singapore shareholder enquiries
Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to the CDP at 4 Shenton Way, #02-01, SGX Centre 2, Singapore 068807. Telephone +65 6535 7511. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.
Irish branch register
The Company operates a branch register for shareholders in Ireland. All enquiries regarding Irish branch register accounts should be directed to Capita Registrars (Ireland) Limited, Unit 5, Manor Street Business Park, Manor Street, Dublin 7.
Telephone: + 353 1 810 2400
American Depositary Receipts (ADRs)
The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JPMorgan Chase & Co, PO Box 64504, St.Paul, MN 55164-0504, USA.
Telephone General +1 800 990 1135 or from outside the US +1 651 453 2128 or log on to www.adr.com
162 Prudential plc > 2010 Half Year Financial Report

ADDITIONAL INFORMATION Additional information > How to contact us
Prudential plc Laurence Pountney Hill London EC4R 0HH Tel +44 (0)20 7220 7588 www.prudential.co.uk Harvey McGrath Chairman Tidjane Thiam Group Chief Executive Nic Nicandrou Chief Financial Officer Margaret Coltman Group General Counsel & Company Secretary Thibaut Le Maire Group Chief Risk Officer Priscilla Vacassin Group Human Resources Director Stephen Whitehead Group Communications Director Prudential UK & Europe 3 Sheldon Square London W2 6PR Tel +44 (0)20 7334 9000 www.pru.co.uk Rob Devey Chief Executive M&G Laurence Pountney Hill London EC4R 0HH Tel +44 (0)20 7626 4588 www.mandg.co.uk Michael McLintock Chief Executive
Prudential Corporation Asia 13th Floor One International Finance Centre 1 Harbour View Street Central Hong Kong Tel +852 2918 6300 www.prudentialcorporation-asia.com Barry Stowe Chief Executive Jackson National Life Insurance Company 1 Corporate Way Lansing Michigan 48951 USA Tel +1 517 381 5500 www.jackson.com Clark Manning President & Chief Executive Officer Institutional Analyst and Investor Enquiries Tel +44 (0)20 7548 3300 E-mail: investor.relations@prudential.co.uk UK Register Private Shareholder Enquiries Tel: 0871 384 2035 International shareholders Tel +44 (0) 121 415 7047 Irish Branch Register Private Shareholder Enquiries Tel + 353 1 810 2400 Hong Kong Branch Register Private Shareholder Enquiries Tel +852 2862 8555 The Central Depository (Pte) Limited Shareholder Enquiries Tel +65 6535 7511 American Depository Receipts Holder Enquiries Tel + 1 651 453 2128 Media Enquiries Tel +44 (0)20 7548 3559 E-mail: media.relations@prudential.co.uk 163

164 Prudential plc > 2010 Half Year Financial Report

Prudential public limited company
Incorporated and registered in England and Wales
Registered office
Laurence Pountney Hill London EC4R 0HH Registered number 1397169
www.prudential.co.uk
Prudential plc is a company incorporated, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).
Forward-looking statement
This statement may contain certain ’forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ’believes’, ’intends’, ’expects’, ’plans’, ’seeks’ and ’anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may fo example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.
Contains material sourced from responsibly managed forests together with recycled fibre, certified in accordance with the FSC (Forest Stewardship Council). Carbon saved by Carbon balancing 7712.5 kgs.
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Design Further Print Royle Print

Prudential public limited company
Incorporated and registered in England and Wales Registered office Laurence Pountney Hill London EC4R 0HH
Registered number 1397169 www.prudential.co.uk
Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).